As filed with the Securities and Exchange Commission on September 2, 2024

Securities Act File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1993

Pre-Effective Amendment No.1

Pre-Effective Amendment No.2

KAROBAAR CAPITAL LLC.

(Exact Name of Registrant as Specified in Charter)

8 The Green STE B
Dover, DE, 19901
(Address of Principal Executive Offices)

(312) 593-7788
(Registrant's Telephone Number, Including Area Code)

Haris Khurshid
Chief Executive Officer and President
Karobaar Capital LLC.
8 The Green STE B
Dover, DE, 19901
(Name and Address of Agent for Service)

COPIES TO:

Chris McMillan
Ken Goodall
Forty Act Consulting, LLC
200 S 21st St. STE 400A
Lincoln, NE 68510
(858) 531-8583

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☑ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☑ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ When declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.

☐ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:_______.

Check each box that appropriately characterizes the Registrant:

☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☑ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☑ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☑ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").

☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [September 2], 2024

KAROBAAR CAPITAL, LLC.

[.] Shares

Common Stock

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus carefully, including the section entitled "Risk Factors" before making a decision to invest in our common stock.

The Fund. Karobaar Capital, LLC., a Delaware statutory trust (the "Fund"), is a newly organized specialty finance company formed to invest in companies across the venture growth stage business segment through investments in the form of direct loans to, and equity ownership of, privately held companies and innovative venture capital backed companies. We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act").

We focus on providing customized debt and equity financing to high-growth, innovative venture capital-backed companies, lower-middle market and middle-market companies. We primarily finance privately held companies backed by leading venture capital and/or private equity firms and publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution.

We plan to become the leading structured debt financing provider for venture-capital backed and private-equity owned companies, in technology-related industries requiring sophisticated and customized financing solutions. We also invest in structured debt with warrants and, to a lesser extent, in senior debt. We use the term "structured debt with warrants" to refer to any debt investment, such as a senior or subordinated secured loan, that is coupled with an equity component, including warrants, options or other rights to purchase common or preferred stock. Our structured debt with warrants investments typically are secured by some or all of the assets of the portfolio company. We invest primarily in private companies but will also opportunistically make investments in public companies.

Investment Objective. Our investment objective is to maximize our portfolio's total return via capital appreciation from our equity and equity-related investments, and by generating current income from our debt investments. We intend to provide customized debt and equity financing to high-growth, innovative venture capital-backed and private equity owned companies, along with lower-middle-market, and middle-market companies. We also intend to invest in the equity securities of venture capital-backed, rapidly growing emerging companies, which include common stock, warrants, preferred stock and other similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. We acquire our investments through direct investments in prospective portfolio companies, secondary marketplaces for private companies, and negotiations with selling stockholders. We may also invest in private credit, and in founders equity, founders warrants, forward purchase agreements, and private investment in public equity transactions of special purpose acquisition companies. In addition, we may lend to various other growth-oriented companies vetted by our investment team.

We may also invest on an opportunistic basis in select publicly traded equity securities or certain non-U.S. companies that otherwise meet our investment criteria. To the extent we make investments in private equity funds and hedge funds that are excluded from the definition of "investment company" under the 1940 Act by Section 3(c)(1) or 3(c)(7) of the 1940 Act, we will limit such investments to no more than 15% of our net assets.

The Fund's overall investment objective is to preserve capital, and seek maximum, long-term capital appreciation commensurate with reasonable risk. For these purposes, risk is defined as the probability of permanent loss of capital, rather than price volatility. There can be no assurance that the Fund's investment objective will be achieved. We will seek to capitalize on what we believe to be nascent industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments.

Investment Strategy and Policies.The Fund will seek to achieve its investment objective by capital appreciation from investing primarily in equity and equity-related investments, and income from debt investments, e.g., investing in secured debt, unsecured debt, equity warrants, and direct equity investments in privately held businesses. We intend that our debt investments will typically be secured by either a first or second priority lien on the assets of the portfolio company, can include either fixed or floating rate terms and will generally have a term of between two and six years from the original investment date. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

Typically, our equity and equity-related investments (i.e., preferred stock investments) are non-income producing, have different voting rights than our common stock investments, and are generally convertible into common stock at our discretion. Part of our investment strategy is focused on equity positions, and these investments generally do not produce current income, and therefore, we may be dependent on future capital raising to meet our operating needs if no other source of liquidity is available. We seek to create a low-turnover portfolio that includes investments in companies representing a broad range of investment themes.

The fund will also invest in common stocks it believes exhibit significant valuation discrepancies between current trading prices and intrinsic business (or net asset) value, often with a catalyst for value recognition. However, we will only pursue a long-term investment strategy and will not typically engage in short-term trading in the public shares of the portfolio companies in which we invest.

As part of the Fund's investment program, we intend to concentrate the Fund's assets in a relatively limited number of investments because we believe that (i) there are a limited number of attractive investments available in the marketplace at any one time, and (ii) investing in a relatively modest number of attractive investments about which it has detailed knowledge provides a better opportunity to deliver superior risk- adjusted returns when compared with a highly-diversified portfolio of investments.

Listing. The Fund's common shares of beneficial interest (the "Common Shares") are expected to be listed on the NASDAQ, subject to notice of issuance, under the symbol "[.]".

No Prior History. Because the Fund is newly organized, its Common Shares have no history of public trading. Shares of closed-end investment companies frequently trade at a discount from their net asset value. The risk of loss due to this discount may be greater for investors expecting to sell their shares in a relatively short period after completion of this offering.

We were formed in 2024 as a Delaware corporation and structured as an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), prior to the time that shares of our common stock are sold in connection with this offering.

This is our initial public offering and our shares of common stock have no history of public trading.

We expect that the initial public offering price per share of our common stock will be $[.] per share. We have applied to have our common stock approved for listing on the NASDAQ under the symbol "[.]".

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by contacting us by mail at [.] or by telephone at [.] or on our website at www.[.].com. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. An investment in our common stock is very risky and highly speculative. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. In addition, the companies in which we invest are subject to special risks. See "[Risk Factors]" beginning on page [.] to read about factors you should consider, including the risk of leverage, before investing in our common stock .

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

Prospectus Summary	5
The Offering	27
Summary of Fees and Fund Expenses	40
Risk Factors	42
Cautionary Note Regarding Forward-Looking Statements	100
Use of Proceeds	101
Capitalization	104
Management	115
Executive Compensation	71
Corporate Governance	78
Control Persons and Principal Stockholders	84
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	155
Portfolio Management	122
Anti-Takeover and Other Provisions in the Fund's Governing Documents	123
Discussion of Management's Operating Plans	105
ADMINISTRATION AGREEMENT	138
UNDERWRITING	150
Distributions	102
REGULATION	146
Determination of Net Asset Value	76
Dividend Reinvestment Plan	114
DESCRIPTION OF OUR CAPITAL STOCK	139
Description of Our Preferred Stock	86
Description of Our Subscription Rights	87
Description of Warrants Rights	88
Description of Our Debt Securities	89
Plan of Distribution	98
Closed-End Fund Structure	127
Material U.S. Federal Income Tax Considerations	128
BROKERAGE ALLOCATION AND OTHER PRACTICES	137
Custodian, Administrator, Transfer Agent and Dividend Disbursing Agent	133
Legal Matters	134
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	110
ADDITIONAL INFORMATION	136
PRIVACY NOTICE	153
AVAILABLE INFORMATION	154

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus carefully, including the section entitled "Risk Factors" before making a decision to invest in our common stock.

Unless otherwise noted, the terms "we," "us," "KCLP," "administrator," "our," and "Company" refer to Karobaar Capital, LLC.

Unless indicated otherwise or the context requires, all information in this prospectus assumes (i) an initial public of offering price of $[.] per share and (ii) no exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

General

We are a newly organized specialty finance company formed to invest in companies across the venture growth stage business segment through investments in the form of direct loans to, and equity ownership of, privately held companies and innovative venture capital backed companies.

We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). We intend to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes.

As a BDC, we will be required to comply with regulatory requirements, including limitations on our use of debt. We will be permitted to, and expect to, finance our investments through borrowings. However, as a BDC, we will only generally be allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. However, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150% if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it can incur. For example, under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity whereas under a 200% asset coverage ratio a BDC may borrow only $1 for investment purposes for every $1 of investor equity. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. We are currently targeting a debt-to-equity ratio of 0.50x (i.e., we aim to have one dollar of equity for each $0.50 of debt outstanding).

We are also an "emerging growth company" as defined in the JOBS Act, and intend to take advantage of the exemption for emerging growth companies allowing us to temporarily forego the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. [we do not intend to take advantage of other disclosure or reporting exemptions for emerging growth companies under the JOBS Act].

Investment Objective

The Fund's overall investment objective is to preserve capital, and seek maximum, long-term capital appreciation commensurate with reasonable risk. For these purposes, risk is defined as the probability of permanent loss of capital, rather than price volatility. There can be no assurance that the Fund's investment objective will be achieved. We will seek to capitalize on what we believe to be nascent industry growth and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments.

Our investment objective is to maximize our portfolio's total return via capital appreciation from our equity and equity-related investments, and by generating current income from our debt investments. We intend to invest primarily in the equity securities of venture capital-backed, rapidly growing emerging companies, which include common stock, warrants, preferred stock and other similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. We acquire our investments through direct investments in prospective portfolio companies, secondary marketplaces for private companies, and negotiations with selling stockholders. We may also invest in private credit, and in founders' equity, founders warrants, forward purchase agreements, and private investment in public equity transactions of special purpose acquisition companies. In addition, we may lend to various other growth oriented companies, and venture capital-backed companies, vetted by our investment team.

We categorize venture capital-backed companies into the following five lifecycle stages of development: seed, early, later, venture growth and public. For additional information on how we define each market stage, see "Market Opportunity". We will originate and invest primarily throughout each cycle as opportunities arise, but will mostly invest in venture growth stage companies. Companies at the venture growth stage have distinct characteristics differentiating them from venture capital-backed companies at other stages in their development lifecycle. Particularly, these companies generally have begun to approach critical mass and now seek to scale operations to build a commanding market position. We believe that focusing on lending to these venture growth stage companies will enable us to generate current income along with the potential for equity-related gains.

Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies will be enhanced through our focus on originating investments primarily backed by a selected group of leading venture capital investors, selected by our investment team. We believe these venture capital investors generally:

(i) have strong brand recognition and track records, respected reputations and experienced professionals,

(ii) have superior selection processes and access to quality investment opportunities;

(iii) identify and back experienced entrepreneurs with high potential for success;

(iv) invest in companies with innovative and proprietary technology that will expand existing or create new market segments;

(v) provide specialized knowledge, expertise and assistance in building and growing these companies into industry leading enterprises;

(vi) support their companies through continued economic support or by assisting them in raising additional capital from new equity investors;

(vii) encourage their companies to opportunistically and prudently utilize debt financing; and

(viii) generate strong returns through sales and initial public offerings of the companies in which they invest.

In addition, we believe these select group of leading venture capital investors has an ability to raise additional funds to invest in new companies which should result in more future debt financing opportunities for us. Since these venture capital investors have successfully raised an aggregate of more than $[.] billion in capital commitments.

We may also originate and invest in loans that have a secured collateral position and are used by venture growth stage companies to finance their continued expansion and growth, or "growth capital loans," or "bridge financing", equipment-secured debt financings, or "equipment financings," and, on a select basis, revolving loans, collectively "secured loans," or "working capital", together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. We believe these investments will provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We believe that the venture growth stage loan market presents a compelling growth channel because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers to venture capital-backed companies given the brand, reputation and market acceptance, industry relationships, venture lending and leasing expertise, specialized skills and track record required to lend to companies backed by leading venture capital investors.

Our investment decisions will be based on an extensive analysis of each potential portfolio company's business operations supported by an in-depth understanding of key fundamentals such as growth potential, company's business operations, the quality of recurring revenues and cash flow, path to profitability, variability of costs and the inherent value of a prospective portfolio company's assets, including proprietary intangible assets and intellectual property, as well as an understanding of key market fundamentals. We expect that many of these companies will have financial backing provided by top tier private equity or venture capital funds or other financial or strategic sponsors at the time we make an investment.

Additionally, we believe our investments are distinct compared with the investments made by more traditional lenders because they provide us the ability to invest alongside some leading venture capital investors in high growth industries. We also believe that our investments are distinct compared to the investments made by existing debt financing providers to venture capital-backed companies given our primary focus on venture growth stage companies, and our hands-on experience working in the venture capital space and having operational experience.

We may also invest on an opportunistic basis in select publicly traded equity securities of rapidly growing companies that otherwise meet our investment criteria. We intend to acquire our investments primarily through private secondary market transactions and, to a lesser extent, through transactions executed on public securities exchanges and direct investments in our portfolio companies. In addition, we may invest a portion of our portfolio in other types of investments, which we refer to as opportunistic investments, which are not our primary focus but are intended to enhance our overall returns. These investments may include, but are not limited to, direct investments in public companies that are not thinly traded and securities of leveraged companies located in select countries outside of the United States. To the extent we make investments in private equity funds and hedge funds that are excluded from the definition of "investment company" under the 1940 Act by Section 3(c)(1) or 3(c)(7) of the 1940 Act, we will limit such investments to no more than 15% of our net assets.

The Investment Adviser

We will be an internally managed, closed-end, non-diversified management investment company, that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act").

KCLP will be internally managed, and all of the executive officers and other employees will be employed by KCLP, so KCLP will not be paying any external investment advisory fees, but instead will directly incur the operating costs associated with employing investment and portfolio management professionals. We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly traded and privately held investment firms which are externally managed, and our internally managed structure also allows us the opportunity to leverage our non-interest operating expenses as we grow our Investment Portfolio.

As an internally managed fund we also benefit from the synergies that come with our entire investment team working together, to identify attractive investment opportunities, conduct diligence on and value prospective investments, negotiate investments, structure investments, and manage a portfolio of those investments. Our investment team has broad investment backgrounds, with prior experience at investment funds, investment banks, top tier consulting firms, and other financial services companies, and have developed a broad network of contacts within the private equity and venture capital community. This in-house network of contacts provides us with a valuable source of investment opportunities.

Market Opportunity

We firmly believe that society as a whole is experiencing a convergence of numerous disruptive trends, producing new high-growth markets, and how people think about finances and investments has progressively been shifting.

At the same time, we believe that the IPO markets have experienced substantial structural changes which have made it significantly more challenging for private companies to go public. Volatile equity markets, a lack of investment research coverage for private and smaller companies, and investor demand for a longer history of revenue and earnings growth have resulted in companies staying private significantly longer than in the past. In addition, increased public company compliance obligations, such as those imposed by the Sarbanes-Oxley Act of 2002, as amended, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, have made it more costly and less attractive to become a public company. As a result, there are significantly fewer IPOs today overall than there were during the 1990s, with prospective public companies taking longer to come to market.

We believe that the current and near-term market environment is favorable for us to pursue an investment strategy focused primarily on venture growth stage companies in technology, life sciences and other high growth industries, with a particular focus on companies that have already received investment capital from our select group of leading venture capital and private equity investors.

We believe that these days technology-related companies are competing in one of the largest, and most rapidly growing sectors of the U.S. economy and that continued growth is supported by ongoing innovation and performance improvements in technology products as well as the adoption of technology across virtually all industries in response to competitive pressures. We believe that an attractive market opportunity exists for a specialty finance company focused primarily on making investments in these companies, primed for growth, for the following reasons:

Technology-Related Companies are Underserved by Traditional Lenders. We believe many viable technology-related companies backed by financial sponsors have been unable to obtain sufficient growth financing from traditional lenders, including financial services companies such as commercial banks and finance companies because traditional lenders have continued to consolidate and have adopted a more risk-averse approach to lending. More importantly, we believe traditional lenders are typically unable to underwrite the risk associated with these companies effectively and are also unable to effectively evaluate investments in relatively earlier stage companies. The unique cash flow characteristics of many technology-related companies typically include significant research and development expenditures and high projected revenue growth thus often making such companies difficult to evaluate from a credit perspective. In addition, the balance sheets of these companies often include a disproportionately large amount of intellectual property assets, which can be difficult to value. Finally, the speed of innovation in technology and rapid shifts in consumer demand and market share add to the difficulty in evaluating technology-related companies.

We also believe that traditional lenders generally do not have flexible product offerings that meet the needs of such technology-related, relatively earlier stage, companies. The financing products offered by traditional lenders typically impose on these borrowers many restrictive covenants and conditions, including limiting cash outflows and requiring a significant depository relationship to facilitate rapid liquidation.

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing is a function of the level of annual venture equity investment activity.

We believe that demand for structured debt financing is currently underserved. The venture capital market for the technology-related companies in which we invest has been active. Therefore, to the extent we have capital available, we believe this is an opportune time to be active in the structured lending market for technology-related companies.

Structured Debt with Warrants Products Complement Equity Financing From Venture Capital and Private Equity Funds. We believe that technology-related companies and their financial sponsors will continue to view structured debt securities as an attractive source of capital because it augments the capital provided by venture capital and private equity funds. We believe that our structured debt with warrants products provide access to growth capital that otherwise may only be available through incremental investments by existing equity investors. As such, we provide portfolio companies and their financial sponsors with an opportunity to diversify their capital sources. Generally, we believe many technology-related companies at all stages of development target a portion of their capital to be debt with a goal of achieving a higher valuation through internal growth.

In addition, because financial sponsor-backed companies have reached a more mature stage prior to reaching a liquidity event, we believe our investments could provide the debt capital needed to grow or recapitalize during the extended period sometimes required prior to liquidity events.

We believe there is a large pool of un-invested private equity capital likely to seek mezzanine capital to support private investments. We expect that private equity firms will be active investors in middle-market companies and that these private equity funds will seek to leverage their investments by combining capital with mezzanine loans and/or senior secured loans from other sources. We expect such activity to be funded by the record amounts of private equity capital and venture capital that has been raised in recent years. We believe that, when proposing a private investment, private equity funds generally seek to package their equity investments together with senior secured and/or mezzanine loans, which should provide opportunities for us to partner with such funds.

We believe that opportunities to invest mezzanine and other debt capital will remain strong. We expect that the volume of domestic "public-to-private" transactions as well as the number of companies selecting a "sale" alternative versus raising capital in the public equity markets as a means of increasing liquidity will remain large. The volume of "public to private" transactions in the United States increased from US$25.6 billion in the final quarter of 2022 to US$70.9 billion in Q1 2023. Additionally, the cost and effort associated with being a public company in the United States have become more onerous, causing many management teams to consider alternative liquidity strategies. We believe these trends will reinforce demand for debt-related financing and mezzanine investment opportunities for middle-market companies.

Recent changes in the regulatory capital charges imposed on the banking sector for unrated, illiquid assets have caused banks to reduce their lending activities to middle-market companies. According to the National Center for the Middle Market and the CIA World Fact Book, the U.S. middle market is comprised of approximately 200,000 companies that collectively generate revenues of approximately $10 trillion annually. Comparing revenues to gross domestic product, this makes the U.S. middle market equivalent to the world's third largest global economy on a stand-alone basis. The existing market conditions and regulatory changes have combined to create an attractive investment environment for non-bank lenders such as us to provide loans to U.S. middle market companies.

Stakeholders in banks, including their shareholders, lenders, and regulators, continue to exert pressure to contain the amount of illiquid, unrated assets held on bank balance sheets. Examples of this include moves to codify the BASEL III accords in the United States, which would increase the regulatory capital charge for lower rated and unrated assets in most instances, and continued investor focus on the amount of illiquid assets whose fair value cannot be determined by using observable measures, or "Level 3 assets," held on bank balance sheets. As a result, we believe that many banks have been forced to reduce their lending to middle market companies, creating an opportunity for alternative lenders such as us to fill the void.

Changes in business strategy by banks have further reduced the supply of capital to middle-market companies. The trend of consolidation of regional banks into money center banks has reduced the focus of these businesses on middle-market lending. Money center banks traditionally focus on lending and providing other services to large corporate clients to whom they can deploy larger amounts of capital more efficiently. We believe that this has resulted in fewer bank lenders to U.S. middle-market companies and reduced the availability of debt capital to the companies we target.

The capital markets have been unable to fill the void in middle-market finance left by banks. While underwritten bond and syndicated loan markets have been robust in recent years, middle-market companies are rarely able to access these markets, as participants are generally highly focused on the liquidity characteristics of the bond or loan being issued. For example, mutual funds and exchange traded funds ("ETFs") are significant buyers of underwritten bonds. However, mutual funds and ETFs generally require the ability to liquidate their investments quickly in order to fund investor redemptions. Accordingly, the existence of an active secondary market for bonds is an important consideration in the initial investment decision. Because there is typically no active secondary market for the debt of U.S. middle-market companies, mutual funds and ETFs generally do not provide capital to U.S. middle-market companies. We believe that this is likely to be a persistent problem for the capital markets and creates an advantage for investors like us who have a stable capital base and can therefore invest in illiquid assets.

It is difficult for new lending platforms to enter the middle market and fill the capital void because it is very fragmented. While the middle market is a very large component of the U.S. economy, it is a highly fragmented space with thousands of companies operating in many different geographies and industries. Typically, companies that need capital find lenders and investors based on preexisting relationships, referrals and word of mouth. Developing the many relationships required and wide-spread recognition as a source of capital to the middle market is a time consuming, highly resource-intensive endeavor. As a result, we believe that it is difficult for new lending platforms to successfully enter the middle market, thereby providing insulation from rapid shifts in the supply of capital to the middle market that might otherwise disrupt pricing of capital.

We believe that the size of the market for investments that we target, coupled with the demands of middle market companies for flexible sources of capital at competitive terms and rates, create an attractive investment environment for us.

The leverage finance market has a high level of financing needs over the next several years due to significant maturities. We believe that the large dollar volume of loans that need to be refinanced will present attractive opportunities to invest capital in a manner consistent with our stated objectives.

The significant amount of debt maturing through 2024 should provide additional demand for capital. A high volume of financings is expected to mature over the next few years. We believe that this supply of prospective lending opportunities coupled with a lack of available credit in the middle-market lending space may offer attractive risk-adjusted returns to investors. Risk-adjusted return compares returns against the amount of risk incurred. The term "risk-adjusted return" does not imply that an investment is no risk or low risk.

Middle market companies continue to face difficulties in accessing the capital markets. We believe opportunities to serve the middle market will continue to exist. While many middle market companies were formerly able to raise funds by issuing high-yield bonds, we believe this approach to financing has become more difficult as institutional investors have sought to invest in larger, more liquid offerings.

While many middle-market companies were formerly able to raise funds by issuing high-yield bonds, we believe this approach to financing has become more difficult in recent years as institutional investors have sought to invest in larger, more liquid offerings. In addition, many private finance companies that historically financed their lending and investing activities through securitization transactions have lost that source of funding and reduced lending significantly. Moreover, consolidation of lenders and market participants and the illiquid nature of investments have resulted in fewer middle-market lenders and market participants.

Increased regulatory scrutiny of banks has reduced middle market lending. We believe that many traditional bank lenders to middle market businesses have either exited or de-emphasized their service and product offerings in the middle market. These traditional lenders have instead focused on lending and providing other services to large corporate clients. We believe this has resulted in fewer key players and the reduced availability of debt capital to the companies we target

Stages of Venture Capital-backed Companies and the Appeal of Venture Growth Stage Companies. We categorize venture capital-backed companies into the following five lifecycle stages of development: seed, early, later, venture growth and public. (i) Seed Stage companies are true "start-ups" and may be in a purely conceptual phase where product development has not yet begun. These companies are typically funded by angel and seed investors and may have received small investments from venture capital investors to fund operations. (ii) Early Stage companies are typically actively building their management teams and designing and developing products, some of which may be in beta tests with potential customers or in initial clinical trials. These companies typically have received one or more rounds of equity financing from one or more venture capital investors. Early stage venture capital-backed companies typically rely on additional equity capital from venture capital investors to fund operations. Some of these companies may have begun to generate revenues. (iii) Later Stage companies are typically finishing product development or transitioning beyond their initial beta customers and include companies that have passed through one or more phases or stages of a clinical trial or approval process. Typically, these companies generate some revenues and often have received several rounds of venture capital or private equity financing. Later stage venture capital-backed companies typically rely on additional equity capital from venture capital funds, private equity funds or strategic partners, as well as potentially third-party licensing revenue, to fund operations. (iv) Venture Growth Stage - Venture growth stage companies are focused on broadly marketing their products, optimizing production capacity for existing products and expanding production capacity for newer or upcoming products. These companies generally have many, if not all, of the following characteristics: (a) venture capital equity financing; (b) completion of their primary technology and product development; (c) meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year at least $20 million in annual revenues; (d) an experienced management team; and (e) proprietary intellectual property, (iv) Public Stage are public companies that have shares publicly traded.

Attractive Financing Source for Venture Growth Stage Companies and Their Venture Capital Investors. By using debt financing, a venture growth stage company can (i) diversify its funding sources; (ii) augment its existing capital base and operating capital; (iii) scale its business operations and accelerate growth; (iv) fund administrative expenses ahead of anticipated corresponding revenue; (v) expand its product offerings through internal development or acquisitions; (vi) lower the upfront costs of capital expenditures; (vii) build and/or expand its leadership positions within its markets; (viii) accelerate and/or smooth out the timing of cash collections; and (ix) delay and/or postpone the need for its next round of equity financing, in each case, extending its cash available to fund operations without incurring substantial equity dilution for its existing venture capital investors and management team during a critical time in its lifecycle when it is attempting to meaningfully build enterprise value.

Large and Growing Market for Debt Financing to Venture Growth Stage Companies. Historically, venture growth stage companies have used a combination of equity and debt financing to keep their overall cost of capital low and to increase capital availability. Venture lending and leasing is a large and growing market driven primarily by venture capital investment activity. According to the National Venture Capital Association, from 2006 through 2022, U.S. venture capital firms have raised more than $[.] billion. During the same time period, U.S. venture capital firms invested more than ~ $250 billion of capital, which provides significant debt financing opportunities for us. As of 2024, U.S. venture capital firms have approximately $[.] billion of capital under management.

Venture Capital Support Helps to Reduce Downside Risk. In many cases, venture capital-backed companies raise debt in conjunction with, or immediately after, a substantial venture capital investment in the company. This equity investment supports the secured loan by providing a source of cash to help service the company's debt obligations in addition to potential cash flow from revenues. Repayment of the debt typically begins shortly after the loan is funded. In addition, because the loan ranks senior in priority of payment to the equity investment, the company must repay that loan before the venture capital investor realizes a return on its equity investment. If the company subsequently becomes distressed, its venture capital investor will likely have an incentive to assist it in avoiding a payment default, which could lead to foreclosure on the secured assets.

Longer Timing from Initial Investment to Exit Through an Initial Public Offering or Private Sale. As initial public offering and private sale activity continues to rebound from the recession lows, venture capital-backed companies continue to raise more capital across their lifecycles. In the current market environment, successful venture growth stage candidates for initial public offerings and private sale exits increasingly require more time to achieve revenue targets, product validation and profitability. These longer timeframes put additional strain on venture capital-backed company balance sheets, leading to the need for additional financing in order to meet the desired exit opportunity criteria. For example, according to the National Venture Capital Association's 2013 Yearbook, in 1998, the average age of a U.S. venture capital-backed company prior to its initial public offering was approximately three years; that number has steadily increased to eight years in 2012, thus increasing the need for additional debt funding. We expect venture growth stage companies, and their venture capital investors will continue to view debt financing as an attractive source of capital because it augments the capital provided by venture capital investors. Additionally, we believe debt financing provides both venture growth stage companies and their venture capital investors with opportunities to diversify their capital sources, supports a higher valuation through internal growth and provides capital needed to grow during an extended period prior to a liquidity event.

Highly Fragmented, Underserved Market with High Barriers to Entry. The market for debt financing for venture growth stage companies is less developed given the nontraditional financial profile of borrowers, the nature of their collateral and their unique cash flow characteristics. Debt financing for venture growth stage companies is extremely heterogeneous-the types, structures and sizes of debt financings often vary significantly depending on a particular company's industry and its current or near-term level of development. The availability of debt financing for venture capital-backed companies is further limited by the brand, reputation and market acceptance, industry relationships and track record required to lend to companies backed by leading venture capital investors, in addition to the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate high growth industries and sectors, business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies.

Specialized Lending Requirements. In our experience, lending to lower middle market companies requires more rigorous due diligence and underwriting processes than lending to larger companies. Lower middle market companies typically have fewer management resources to dedicate to the borrowing process, and often receive little or no assistance from financial advisors. Because of these and other specialized lending requirements, only a limited segment of the lending community has historically served lower middle market borrowers.

Decrease in Commercial Bank Lending Activity. In recent years, regulatory changes and ongoing consolidation of smaller commercial banks have curtailed U.S. bank lending capacity. In response, we believe that many remaining commercial banks have deemphasized their service and product offerings to lower middle market companies in favor of lending to larger customers. We believe that the relative decline in the number of commercial banks and a shift in emphasis by remaining banks has driven a higher volume of lower middle market deal flow to us.

Significant Demand for Credit. We believe that demand for debt financing from lower middle market companies will remain strong because these companies will continue to require credit to refinance existing debt, to support growth initiatives and to finance acquisitions. We believe the strong demand for credit by lower middle market companies should increase lending opportunities for us.

Inefficient Market. We believe there are a number of inefficiencies in the lower middle market credit market which allow us to achieve superior risk-adjusted returns relative to other types of loans. Unlike larger companies, lower middle market borrowers may not have a financial advisor and, as a result, may not receive as many financing offers, leading to more favorable financing terms for us, and may be less sophisticated in negotiating the terms of their financing. Moreover, the simpler capital structures frequently found in lower middle market companies often enhance protections and reduce or eliminate inter-creditor issues. In addition, lower middle market lenders face less competition than lenders to larger companies. As a result, lower middle market lenders frequently have greater flexibility in structuring favorable transactions.

We believe these factors, taken together, should increase lending opportunities for us and provide us to generate attractive risk-adjusted returns.

Business Strategy

Our investment objective is to maximize risk-adjusted returns on equity for our shareholders. We will seek to capitalize on what we believe to be nascent growth in the venture industry and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We have adopted the following business strategy to achieve our investment objective. However, there can be no assurances that we will be able to successfully implement our business strategy and, as a result, meet our investment objective.

Our business strategy is to identify investment opportunities in businesses in the venture ecosystem. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We believe that there is an opportunity to take advantage of newly emerging companies tackling issues in innovative industries in this space, with a variety of established companies seeking access to capital and managerial expertise, including bridge financing. We intend to leverage our team's collective operating, technical, regulatory and legal expertise to build a strong business with competitive advantages to emerge as a leading public company in the space.

As the industry continues to transition to a new legislative and regulatory framework, we believe that many companies will need a partner that can assist in providing a level of operational and financial expertise to support their growth. Our team includes a variety of investment, operational and industry professionals who will provide operating, technical, regulatory and legal expertise to evaluate investment opportunities. Our team consists of professionals who have decades of experience in capital markets globally and have extensive business and finance knowledge, and also includes ex consultants, investment bankers, venture capital players, entrepreneurs and founders of consumer-facing businesses.

Our plan is to leverage our management team's industry relationships, knowledge and experience to become the leading lender to the venture industry. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships that we believe will serve as a useful source of acquisition opportunities. We plan to leverage relationships with management teams of public and private companies, investment professionals at private equity firms and other financial sponsors, owners of private businesses, investment bankers, restructuring advisers, consultants, attorneys and accountants, which we believe should provide us with a wide array of possible investment opportunities.

Our strategy to achieve our investment objective includes the following key elements:

Leverage the Experience and Industry Relationships of Our Management Team and Investment Professionals. We have assembled a team of experienced business and investment professionals with extensive experience as management consultants, venture capitalists, investment bankers, corporate strategy, and strategic finance. Our investment professionals have, on average, [ ] years of experience, and have developed a network of industry contacts with investors and other participants within the venture capital and private equity communities.

In addition, members of our management team also have operational, research and development and finance experience with technology-related companies. We have established contacts with leading venture capital and private equity fund sponsors, public and private companies, research institutions and other industry participants, which we believe will enable us to identify and attract well-positioned prospective portfolio companies.

We generally focus our investing activities in industries in which our investment professionals have investment experience. We believe that our focus on financing technology-related companies will enable us to leverage our expertise in structuring prospective investments, to assess the value of both tangible and intangible assets, to evaluate the business prospects and operating characteristics of technology-related companies and to identify and originate potentially attractive investments with these types of companies.

Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities. We expect that our investments have the potential to produce attractive risk-adjusted returns through current income, in the form of interest and fee income, as well as capital appreciation from warrant and equity-related securities. We believe that we can mitigate the risk of loss on our debt investments through the combination of loan principal amortization, cash interest payments, relatively short maturities (typically between 24-48 months), security interests in the assets of our portfolio companies, and on select investment covenants requiring prospective portfolio companies to have certain amounts of available cash at the time of our investment and the continued support from a venture capital or private equity firm at the time we make our investment. Although we do not currently engage in hedging transactions, we may engage in hedging transactions in the future utilizing instruments such as forward contracts, currency options and interest rate swaps, caps, collars, and floors.

Historically our structured debt investments to technology-related companies typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investment. In addition, in some cases, we receive the right to make additional equity investments in our portfolio companies, including the right to convert some portion of our debt into equity, in connection with future equity financing rounds. We believe these equity interests will create the potential for meaningful long-term capital gains in connection with the future liquidity events of these technology-related companies.

Provide Customized Financing Complementary to Financial Sponsors' Capital. We offer a broad range of investment structures and possess expertise and experience to effectively structure and price investments in technology-related companies. Unlike many of our competitors that only invest in companies that fit a specific set of investment parameters, we have the flexibility to structure our investments to suit the particular needs of our portfolio companies. We offer customized financing solutions ranging from senior debt, including below-investment grade debt instruments (also known as "junk bonds"), to equity capital, with a focus on structured debt with warrants.

We use our relationships in the financial sponsor community to originate investment opportunities. Because venture capital and private equity funds typically invest solely in the equity securities of their portfolio companies, we believe that our debt investments will be viewed as an attractive and complimentary source of capital, both by the portfolio company and by the portfolio company's financial sponsor. In addition, we believe that many venture capital and private equity fund sponsors encourage their portfolio companies to use debt financing for a portion of their capital needs as a means of potentially enhancing equity returns, minimizing equity dilution and increasing valuations prior to a subsequent equity financing round or a liquidity event.

Invest at Various Stages of Development. We provide growth capital to technology-related companies at all stages of development, including select publicly listed companies and select special opportunity lower middle market companies that require additional capital to fund acquisitions, recapitalizations and refinancings and established-stage companies. We believe that this provides us with a broader range of potential investment opportunities than those available to many of our competitors, who generally focus their investments on a particular stage in a company's development. Because of the flexible structure of our investments and the extensive experience of our investment professionals, we believe we are well positioned to take advantage of these investment opportunities at all stages of prospective portfolio companies' development.

Benefit from Our Efficient Organizational Structure. We believe that the perpetual nature of our corporate structure enables us to be a long term partner for our portfolio companies in contrast to traditional investment funds, which typically have a limited life. In addition, because of our access to the equity markets, we believe that we may benefit from a lower cost of capital than that available to private investment funds. We are not subject to requirements to return invested capital to investors, nor do we have a finite investment horizon. Capital providers that are subject to such limitations are often required to seek a liquidity event more quickly than they otherwise might, which can result in a lower overall return on an investment.

Identify high quality growth companies. Based on our extensive experience in analyzing technology trends and markets, we have identified several technology sub-sectors, including social commerce, social mobile, big data and cloud (including AI), marketplaces, and real estate, as opportunities where we believe companies are capable of producing substantial growth. We rely on our collective industry knowledge as well as an understanding of where leading venture capitalists and other institutional investors are investing.

We leverage a combination of our relationships throughout Silicon Valley and our independent research to identify leaders in our targeted subsectors that we believe are differentiated and best positioned for sustained growth. Our team continues to expand our sourcing network in order to evaluate a wide range of investment opportunities in companies that demonstrate strong operating fundamentals. We are targeting businesses that have been shown to provide scaled valuation growth before a potential IPO or strategic exit.

Acquire positions in targeted investments. We seek to selectively add to our portfolio by sourcing investments at an acceptable price through our disciplined investing strategy. To this end, we utilize multiple methods to acquire equity stakes in private companies that are not available to many individual investors.

Direct equity investments. We seek direct investments in private companies. There is a large market among emerging private companies for equity capital investments. Many of these companies, particularly within the technology sector, lack the necessary cash flows to sustain substantial amounts of debt, and therefore have viewed equity capital as a more attractive long-term financing tool. We seek to be a source of such equity capital as a means of investing in these companies and look for opportunities to invest alongside other venture capital and private equity investors with whom we have established relationships.

Private secondary marketplaces and direct share purchases. We also utilize private secondary marketplaces as a means to acquire equity and equity-related interests in privately held companies that meet our investment criteria and that we believe are attractive candidates for investment. We believe that such markets offer new channels for access to equity investments in private companies and provide a potential source of liquidity should we decide to exit an investment. In addition, we also purchase shares directly from stockholders, including current or former employees. As certain companies grow and experience significant increased value while remaining private, employees and other stockholders may seek liquidity by selling shares directly to a third party or to a third party via a secondary marketplace. Sales of shares in private companies are typically restricted by contractual transfer restrictions and may be further restricted by provisions in company charter documents, investor rights of first refusal and co-sale and company employment and trading policies, which may impose strict limits on transfer. We believe that the reputation of our investment professionals within the industry and established history of investing affords us a favorable position when seeking approval for a purchase of shares subject to such limitations.

Create access to a varied investment portfolio. We seek to hold a varied portfolio of non-controlling equity investments, which we believe will minimize the impact on our portfolio of a negative downturn at any one specific company. We believe that our relatively varied portfolio will provide a convenient means for accredited and non-accredited individual investors to obtain access to an asset class that has generally been limited to venture capital, private equity and similar large institutional investors.

We will normally focus our investment strategy towards increasing the size of our investments in individual portfolio companies. While this will likely have the effect of reducing the number of companies in which we hold investments, we believe that the shift towards larger positions will better allow our investment professionals to focus our investments in companies and industries that are more likely to result in beneficial returns to our stockholders.

Primary focus on private secondary markets. In view of the structural changes within the initial public offering, or "IPO" market over the past decade, as well as the increased compliance burden faced by public companies in recent years, we believe that private secondary markets, such as SecondMarket and SharesPost, have emerged as a viable alternative to the traditional public equity markets. While such private secondary markets do not provide the same levels of liquidity as traditional public markets, we believe that they do provide institutional investors such as NeXt Capital with greater access to equity investments in attractive venture capital-backed, rapidly growing emerging non-public companies without the corresponding costs associated with structuring privately negotiated investments. We also believe that such markets may provide a ready avenue to dispose of equity investments in privately-held companies when appropriate, as well as a more reliable means of determining the value of such equity investments.

We intend to utilize such private secondary markets as a principal means to acquire equity investments in privately-held companies that meet our investment criteria and that we believe are attractive candidates for investment. We believe that our primary focus on private secondary market investments will allow us to more quickly invest in attractive portfolio companies that meet our investment criteria as opposed to negotiating direct investments in such portfolio companies. In addition, we believe that investing in portfolio companies that have established trading patterns on such private secondary markets will provide us with a more ready source of liquidity for our investments compared to traditional direct equity investments in private companies.

In addition, as the secondary private markets are generally only available to accredited investors, we believe that we will face less pricing pressure for attractive equity investments than we would if we invested through public securities exchanges. We believe that our access to detailed research on emerging private companies, including through our investment team's industry relationships, will allow us to better evaluate potential investments in such secondary private markets than many of the other participants in those markets. In general, investors that acquire securities through private secondary market transactions have little or no direct access to financial or other information from the private companies in which they invest. While we will also lack direct access to such financial and other information regarding prospective portfolio companies that trade on private secondary markets, we intend to utilize the relationships and contacts of our investment team's senior investment professionals, our Advisory Board members and our board of directors, along with the proprietary research and analytical capabilities of our employees, to obtain the information necessary for us to perform our research and due diligence process on each prospective portfolio company we intend to invest in through a private secondary market transaction. We believe that many accredited investors that lack institutional backing will likely not have access to the same level or depth of information regarding the private companies in which we intend to invest, which we believe will provide us with an advantage in locating potential investments at attractive prices.

Secondary focus on direct equity investments. Although we intend to primarily utilize private secondary market transactions to acquire our investments, we also intend to invest directly in certain of our portfolio companies from time to time. We believe there is a large, underserved market among venture capital-backed, rapidly growing emerging non-public companies for equity capital investments. Many of these companies, particularly within the technology-related sector, lack the necessary cash flows to sustain substantial amounts of debt, and therefore have viewed equity capital as a more attractive long-term financing tool. As a result, growing privately held companies have historically relied upon the IPO market to raise additional equity capital.

However, over the past decade, the IPO markets have experienced substantial structural changes which we believe have made it significantly more challenging for private companies to go public. In addition, we believe that the added compliance obligations associated with operating a public company, including those imposed under the Sarbanes-Oxley Act of 2002, have made IPOs a less attractive alternative for smaller privately held companies. As a result, there are dramatically fewer IPOs today than there were a decade ago, with prospective public companies taking longer to come to market and potential IPO candidates being required to have much larger market capitalizations. For example, from 2011 to 2020, there were 2,198 IPOs in the U.S., with 822 of them being venture-capital backed. Then in 2021 to 2023, the IPO market saw a resurgence, particularly in 2021 with 1,035 IPOs due to favorable market conditions.

We believe these factors are conspiring to make it difficult for private companies to gain access to public markets and the corresponding liquidity and equity capital such companies need to continue to grow. As a result, we believe that there is significant untapped demand for equity capital investments among attractive venture capital-backed, rapidly growing emerging non-public companies, particularly within the technology-related sector. We intend to serve this market by providing equity capital to venture capital-backed, rapidly growing emerging non-public companies that meet our investment criteria, but that lack the size required to sustain a successful IPO. In connection with such direct investments, we will also seek to partner with other private equity and venture capital investors with whom we, our Advisory Board members and our board of directors have established relationships. We believe that these relationships within the private equity and venture capital community will provide us with access to attractive direct investment opportunities.

Emphasis on minority equity positions. Unlike many providers of private equity capital, we intend to seek primarily minority equity positions in our portfolio companies, including when we make direct investments in such companies. We believe this approach will make us more attractive to prospective portfolio companies in which we may make direct investments that may be unwilling or unable, due to their current capital structure, to cede actual or effective control to a new equity investor.

Emphasis on building a more diverse investment portfolio. Unlike traditional private equity funds that often acquire substantial equity positions in a relatively small number of privately-held companies, we intend to acquire primarily minority positions in our portfolio companies. As a result, we will seek to hold a more diverse portfolio of equity investments than a traditional private equity fund, although we do not intend to operate as a diversified fund within the meaning of the 1940 Act. We believe this approach will allow us to minimize the impact on our overall portfolio of a negative downturn at any one specific portfolio company.

Focus on providing individual investors with access to portfolio of previously inaccessible investments. We believe that our focus on providing a more diverse portfolio of equity investments than a traditional private equity fund, while investing in attractive venture capital-backed, rapidly growing emerging non-public companies will provide individual investors with access to an asset class that has previously been limited to venture capital, private equity and similar large institutional investors. In addition, while accredited individual investors have had limited access to select investments in private companies, including through private secondary markets, we believe our portfolio approach provides a more balanced and diversified alternative to such direct private investments.

Potential Competitive Advantages

We believe that we are one of only a select group of specialty investors and lenders that has our depth of knowledge, experience, and background in investing in and lending to businesses within the venture ecosystem. Our other potential competitive advantages include:

We have deep industry and operating expertise on our management team and advisory board. We have the ability to tap into this expertise for each of our target investment opportunities. The expertise, knowledge and experience of these individuals allows them to understand and evaluate the business plans, products and financing needs of businesses in the venture industry.

We conduct intensive acquisition due diligence related to potential investments, and believe that private equity underwriting due diligence is usually more robust than typical due diligence for loan underwriting. In its underwriting of debt investments, we are able to utilize the research and hands-on operating experience of the underwriting team regarding the individual companies and industries. Business and industry due diligence is led by our investment team, that generally consists of two to five individuals, typically based on their relevant company and/or industry specific knowledge. Additionally, we are also able to utilize our relationships with operating management teams and other private equity sponsors. We believe this differentiates us from many of our competitors.

Our investment team is highly experienced and disciplined in financing across all stages of a venture capital-backed company's lifecycle and has developed long-standing relationships with, and has an established history of investing alongside, premier venture capital investors as a creative, flexible and dependable financing partner.

Direct origination networks that benefit from relationships with entrepreneurs, business brokers and private equity firms. We seek to be the first contact for professionals focused on raising capital for businesses in the venture industry. Given our history as operators and investors in the industry, we have established relationships with founders, venture capital funds and business brokers in the industry. We also focus on sourcing investment opportunities from private equity and venture capital firms that have been active in the industry. Given our reputation in the industry, we also receive referrals directly from executive officers of businesses in the venture industry.

A dedicated staff of professionals covering investment origination and underwriting, as well as portfolio management functions. We have a broad team of professionals focused on every aspect of the venture capital industry and the investment lifecycle. We have an investment team that manages and oversees our investment process from identification of investment opportunity through negotiations of final term sheet and investment in a portfolio company. The team members serving our investment management and oversight functions have significant industry and operating experience.

Proven and Differentiated Investment Style With Areas of Deep Industry Knowledge. In making its investment decisions, the fund applies it's unique investment approach, and tends to mostly utilize an investment strategy that seeks to identify attractive investment sectors from the top down and then works to become a well-positioned investor in these sectors. Our focus is on companies and industries with sustainable strengths in all economic cycles, particularly ones that are defensive in nature, that have secular tailwinds and can maintain pricing power in the midst of a recessionary and/or inflationary environment.

The focus on companies within sectors in which they have significant expertise (examples include consumer tech, software, business services, consumer services, niche healthcare and real estate) while typically avoiding investments in companies with products or services that serve markets that are highly cyclical, have the potential for long-term decline, are overly dependent on consumer demand or are commodity-like in nature.

Significant Sourcing Capabilities and Relationships. We believe our ability to source attractive investment opportunities is greatly aided by our investment team's work experience in venture capital, management consulting, and private equity.

We plan on becoming the global financing provider devoted to serving venture capital-backed companies with creative, flexible, and customized debt financing, equity capital and complementary services throughout their lifespan, including venture growth stage companies.

Differentiated Focus. We believe there are a limited number of lenders that focus on providing debt financing to venture growth stage companies due to the brand, reputation and market acceptance, industry relationships and track record required to lend to companies backed by leading venture capital investors, in addition to the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate high growth industries and sectors, business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies.

Additionally, many existing debt providers to venture capital-backed companies target specific high growth industry segments, instead of our general high growth industry approach, or specific stages of development, such as lending to companies that are in the seed, early or later stages of development rather than companies in the venture growth stage. We believe that our focus primarily on venture growth stage companies will enable us to generate current income with a lower risk of loss, along with the potential for equity-related gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base.

Strong Relationship-Based Approach with Leading Venture Capital Investors. We will utilize a relationship-based lending strategy which primarily targets investment opportunities normally backed by our select group of leading venture capital investors with established track records targeting investments in Silicon Valley, Boston, Chicago, Los Angeles, New York City, Northern Virginia, San Diego, Seattle, United Kingdom, Pakistan, India, and other geographic areas of venture capital investments. We believe these investors have consistently generated strong returns through superior selection processes and access to experienced entrepreneurs and quality investment opportunities based upon strong reputations, specialized knowledge and experienced investment professionals. Therefore, we believe our select group of leading venture capital investors have an ability to raise additional funds to invest in new companies which will drive greater additional future debt financing opportunities for us. According to Dow Jones VentureSource, these leading investors manage over $[.] billion of capital and have made over [.] investments since.

Our investment team has an established history as a creative, flexible and dependable financing partner alongside equity investments made by these venture capital investors and will work with them to (i) identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms and (ii) diligently monitor the progress and creditworthiness of our borrowers as well as have an understanding of their support of our borrowers.

Disciplined and repeatable investment process. We have established a disciplined and repeatable process to locate and acquire available shares at attractive valuations by utilizing multiple sources. In contrast to industry "aggregators" that accumulate stock at market prices, we conduct valuation analysis and make acquisitions only when we can invest at valuations that we believe are attractive to our investors.

Deep relationships with significant credibility to source and complete transactions. Our executive officers and investment professionals are strategically located in Chicago, Illinois and at our additional office in New York City and Toronto, allowing us to fully engage in the technology and innovation ecosystem. Our wide network of venture capital and technology professionals supports our sourcing efforts and helps provide access to promising investment opportunities. Our executive officers and investment professionals have also developed strong relationships in the financial, investing and technology-related sectors.

Source of permanent investing capital. As a publicly traded corporation, we have access to a source of permanent equity capital that we can use to invest in portfolio companies. This permanent equity capital is a significant differentiator from other potential investors that may be required to return capital to stockholders on a defined schedule. We believe that our ability to invest on a long-term time horizon makes us attractive to companies looking for strong, stable owners of their equity.

Early mover advantage. We plan to become one of the few publicly traded BDCs with a specific focus on investing in high-growth venture-backed companies. The transactions that we plan to execute will help us establish our reputation with the types of secondary sellers and emerging companies that we target for investments. We plan on leveraging a number of relationships and channels to acquire the equity of private companies. As we start growing our portfolio with attractive investments, we believe that our reputation as a committed partner will be further enhanced, allowing us to source and close investments that would otherwise be unavailable. We believe that these factors collectively will differentiate us from other potential investors in private company securities and will serve our goal to complete equity transactions in compelling private companies at attractive valuations.

Our primary competitors include specialty finance companies including late-stage venture capital funds, private equity funds, other crossover funds, public funds investing in private companies and public and private BDCs. Many of these entities have greater financial and managerial resources than we will have. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider more investments and establish more relationships than we do. Furthermore, many of our competitors are not subject to the regulatory restrictions the 1940 Act imposes on us as a BDC. For additional information concerning the competitive risks we face, see "Risk Factors - Risks Related to Our Business and Structure".

Deep investment research on the leading private companies and emerging growth industries. We believe that our investment team, our Advisory Board and our board of directors have significant experience researching and investing in the types of venture capital-backed, rapidly growing emerging non-public companies we intend to target for investment.

Proven, transparent and repeatable investment process. Over many years of investing in rapidly-growing emerging non-public companies, and acting as their CFO, Mr. Khurshid and our investment team's other senior investment professionals have developed what we believe is a proven investment process for seeking attractive equity investments in such companies.

Our proprietary investment process can be distilled to "the four Ps," which are people (a critical component to successful investing is evaluating the people running the company), product (great growth companies are leaders in what they do), potential (it is essential to invest in companies that seize a huge market potential) and predictability (a challenge for young, fast-growing companies is delivering operating results that are predictable). These are the core quantitative and qualitative elements we consider when identifying and investing in rapidly growing emerging companies.

Investment Criteria

Consistent with our business strategy, our investment team has identified the following general, non-exclusive criteria and guidelines that we believe are important in evaluating prospective investment opportunities. We intend to focus on businesses that we believe:

  Exhibit institutional-level operations and financial controls. We intend to identify businesses in the venture capital space that have leading competitive positions, and the underlying infrastructure and operations to survive and excel in this dynamic industry;
  Have durable competitive advantages that are differentiated in the sector. We intend to invest in businesses that not only benefit from secular tailwinds in the industry, but also exhibit hard-to-replicate competitive advantages amongst their peers;
  Are fundamentally sound with consistent operational performance and free cash flow generation. We expect to identify businesses that have historically exhibited profitability and strong cash flow generation. Our management team has a proven track record accelerating growth of companies with strong past performance;
  Are at an inflection point, such as requiring additional capital to achieve a growth strategy. We intend to look for businesses that have clear opportunities for long-term sustainable growth, but which require our capital or expertise to achieve a growth strategy;
  Have the potential to further improve their performance during our investment horizon. We intend to seek to identify businesses where we believe we can enhance results by leveraging our transactional, financial, managerial and investment experience as well as our extensive networks and insights. We believe our management team has the right skills and capabilities to enhance companies' results and consolidate competitive positions in their sectors; and
  Exhibit unrecognized value and desirable returns on capital. We will look for businesses that we believe have been undervalued by the marketplace based on our analysis and due diligence review.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular investment opportunity may be based, to the extent relevant, on these general criteria and guidelines as well as other considerations, factors and criteria that our management may deem relevant.

Investments

We will seek to invest in portfolio companies primarily in the form of loans (secured and unsecured), ideally promising companies looking for bridge financing, but may include equity warrants and direct equity investments. The loans typically pay interest with some amortization of principal. Interest is generally paid on a floating rate basis, often with a floor, on the SOFR (Secured Overnight Financing Rate). We will generally seek to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. In many of our portfolio investments, we expect to receive nominally priced equity warrants and/or make direct equity investments in connection with a debt investment. In addition, a portion of our portfolio may be comprised of derivatives, including total return swaps.

We expect that our loans will typically have final maturities of three to six years. However, we expect that our portfolio companies often may repay these loans early, generally within three years from the date of initial investment.

We will seek to tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We will seek to limit the downside potential of our investments by negotiating covenants in connection with our investments that afford our portfolio companies flexibility in managing their businesses, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Investment Process

Investment Opportunities and Screening. We have a multi-channel sourcing strategy focused on entrepreneurs, venture capital firms, private equity firms and investment banks, as well as brokers who focus on our industry. We identify prospective portfolio companies through an extensive network of relationships developed by our executive officers and investment professionals, supplemented by the knowledge and relationships of our Board of Directors.

Investment opportunities that fall within our identified themes are validated against the observed behavior of leading venture capitalists and institutional investors, as well as through our own internal and external research. We evaluate potential portfolio companies across a spectrum of criteria, including industry positioning and leadership, stage of growth, path to profitability, the uniqueness and defensibility of the portfolio company's strategy, investor sponsorship, and the portfolio company's potential access to capital to continue to fund its growth that collectively characterize our proprietary investment process. We focus on businesses with strong management teams who have a successful history managing their companies. We have a nationwide network, and we have built relationships with these operators and investors.

We typically seek to invest our assets under management in the equity of well-established and growth stage companies, and debt investments of emerging companies that fit within our targeted areas. Based on our initial screening, we identify a select set of companies that we evaluate in greater depth.

When a new investment opportunity is identified, a member of our investment team typically speaks with the prospective portfolio company to gather information about the business and its financing and capital needs. If, following this call, we see an opportunity as a potential fit with our investment strategy and criteria, we ask the prospective portfolio company to submit an information package, which includes detailed information regarding the portfolio company's products or services, capitalization, customers, historical financial performance, and forward-looking financial projections.

Once received, the portfolio company's information package is then reviewed by our investment team as a whole and a summary investment memorandum is shared with our Investment Committee.

Preliminary Due Diligence and Research. The next phase of the due diligence process involves a structured call with the management team of the prospective portfolio company. Once we identify those companies that we believe warrant more in-depth analysis, we focus on their total addressable market, revenue growth and sustainability, and earnings growth, as well as other metrics that may be strongly correlated with higher valuations. A detailed discussion including a discussion of the prospective portfolio company's products or services, market dynamics, business model, historical financial performance and projections, management team, existing investors and capital structure and debt.

Following the management call, if the opportunity still appears to be worthy of consideration, an executive summary memorandum is prepared by the due diligence team for consideration and voting by our Investment Committee. The executive summary memorandum is distributed to the Investment Committee, and the deal terms for the investment are defined. Each prospective portfolio company that passes our initial due diligence review is given a qualitative ranking to allow us to evaluate it against others in our pipeline, and we review and update these companies on a regular basis. If approved by the Investment Committee, we issue a term sheet to the prospective portfolio company.

Our due diligence process will vary depending on whether we are investing through a private secondary transaction on a marketplace or with a selling stockholder or by direct equity investment. We access information on our potential investments through a variety of sources, including information made available on secondary marketplaces, publications by private company research firms, industry publications, commissioned analysis by third-party research firms, and, to a limited extent, directly from the company or financial sponsor. We utilize a combination of each of these sources to help us set a target value for the companies we ultimately select for investment.

Confirmatory Due Diligence and On-Site Meeting. If the term sheet offered by us is accepted by the prospective portfolio company, the process of obtaining additional confirmatory due diligence begins. The confirmatory due diligence process typically includes calls with the key constituents of the portfolio company, as well as key customers, suppliers, partners, or other stakeholders as may be deemed relevant by the due diligence team. Additional financial analysis is performed, in order to confirm the assumptions that were made prior to term sheet issuance. During this process, we will engage senior members of our investment team and advisory board to discuss industry dynamics and evaluate the business model of the portfolio company.

The final step in the confirmatory diligence process involves one or more on-site meetings, at which members of our due diligence team meet with the management team of the prospective portfolio company for a final review of the portfolio company's financial performance and forward-looking plans. These meetings are typically held at the business offices of the portfolio company; however, occasionally the meeting will be held via video teleconference if travel to the portfolio company is not possible. One or more members of our Investment Committee will attend the on-site meeting, if possible.

Underwriting Report and Investment Committee Vote. If the confirmatory due diligence process reveals no material issues that would cause the due diligence team to recommend against the proposed investment, the due diligence team prepares a final Investment Committee Memorandum, which is distributed to our Investment Committee. The Investment Committee then meets to discuss and review the investment terms regarding the proposed investment. Unanimous agreement of the Investment Committee is required to approve the transaction.

Investment Management and Oversight. One or two members of the investment team will be responsible for monitoring the portfolio company. Beyond the dedicated portfolio management team, all of our management team members and investment professionals are typically involved at various times with our portfolio companies and investments. Our portfolio management team reviews our portfolio companies' monthly or quarterly financial statements and compares actual results to the portfolio companies' projections. Additionally, the portfolio management team may initiate periodic calls with the portfolio company's venture capital partners and its management team, and may obtain observer rights on the portfolio company's board of directors. Our management team and investment professionals anticipate potential problems by monitoring reporting requirements and having frequent calls with the management teams of our portfolio companies.

Concentrated Technology-Related Focus. Our executive officers and investment professionals have identified five key investment themes from which we have seen significant numbers of high-growth companies emerge: social and mobile, financial technology and services, big data and cloud (including AI), marketplaces, and real estate. However, the opportunity set of high-growth venture-backed technology companies extends beyond these key investment themes into much broader markets. These broad markets have the potential to produce disruptive technologies, reach a large addressable market, and provide significant commercial opportunities. Within these areas, we have identified trends that could create significant positive effects on growth such as globalization, consolidation, branding, convergence, and network effects. Thus, while we remain focused on selecting market leaders within the key investment themes identified, our executive officers and investment professionals actively seek out promising investments across a diverse selection of new technology subsectors.

Portfolio Construction and Sourcing. Upon completion of our research and due diligence process, we select investments for inclusion in our portfolio based on their value proposition, addressable market, fundamentals and valuation. We seek to create a relatively varied portfolio that we expect will include investments in companies representing a broad range of investment themes. We generally choose to pursue specific investments based on the availability of shares and valuation expectations. We utilize a combination of secondary marketplaces, direct purchases from stockholders and direct equity investments in order to make investments in our portfolio companies. Once we have established an initial position in a portfolio company, we may choose to increase our stake through subsequent purchases. Maintaining a balanced portfolio is a key to our success, and as a result we constantly evaluate the composition of our investments and our pipeline to ensure we are exposed to a diverse set of companies within our target segments.

Transaction Execution . We enter into purchase agreements for substantially all of our private company portfolio investments. Private company securities are typically subject to contractual transfer limitations, which may, among other things, give the issuer, its assignees and/or its stockholders a particular period of time, often 30 days or more, in which to exercise a veto right, or a right of first refusal over, the sale of such securities. Accordingly, the purchase agreements we enter into for secondary transactions typically require the lapse or satisfaction of these rights as a condition to closing. Under these circumstances, we may be required to deposit the purchase price into escrow upon signing, with the funds released to the seller at closing or returned to us if the closing conditions are not met.

Risk Management and Monitoring . We monitor the financial trends of each portfolio company to assess our exposure to individual companies as well as to evaluate overall portfolio quality. We establish valuation targets at the portfolio level and for gross and net exposures with respect to specific companies and industries within our overall portfolio. In cases where we make a direct investment in a portfolio company, we may also obtain board positions, board observation rights and/or information rights from that portfolio company in connection with our equity investment. We regularly monitor our portfolio for compliance with the diversification requirements for the purposes of maintaining our status as a BDC and a RIC for tax purposes.

Risk Associated with Our Business . Our business is subject to numerous risks, as described in the section titled "Risk Factors" in the applicable prospectus supplement and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the documents that are incorporated by reference into this prospectus, including the section titled "Risk Factors" included in our most recent Annual Report on Form 10-K, in our most recent Quarterly Report on Form 10-Q, as well as in any of our subsequent SEC filings.

Underwriting

Underwriting Process and Investment Approval. We intend to make our investment decisions only after consideration of a number of factors regarding the potential investment, including but not limited to: (i) historical and projected financial performance; (ii) company- and industry-specific characteristics, such as strengths, weaknesses, opportunities, and threats; (iii) composition and experience of the management team; and (iv) track record of the private equity sponsor leading the transaction. We use a proprietary scoring system to evaluate each opportunity. This methodology will be employed to screen a high volume of potential investment opportunities on a consistent basis.

If an investment is deemed appropriate to pursue, a more detailed and rigorous evaluation is made along a variety of investment parameters, not all of which may be relevant or considered in evaluating a potential investment opportunity. The following outlines the general parameters and areas of evaluation and due diligence we intend to utilize for investment decisions, although not all factors will necessarily be considered or given equal weighting in the evaluation process.

Management Assessment. Our investment team makes an in-depth assessment of the management team, including evaluation along several key metrics:

  The number of years in their current positions;
  Track record;
  Industry experience;
  Management incentive, including the level of direct investment in the enterprise;
  Background investigations; and
  Completeness of the management team (lack of positions that need to be filled).

Industry Dynamics. An evaluation of the industry is undertaken by our investment team that considers several factors. If considered appropriate, industry experts will be consulted or retained. The following factors are analyzed by our Investment Team:

  Sensitivity to economic cycles;
  Competitive environment, including number of competitors, threat of new entrants or substitutes;
  Fragmentation and relative market share of industry leaders;
  Growth potential; and
  Regulatory and legal environment.

Business Model and Financial Assessment. Prior to making an investment decision, our investment team will undertake a review and analysis of the financial and strategic plans for the potential investment. There is significant evaluation of and reliance upon the due diligence performed by the private equity sponsor and third-party experts including accountants and consultants. Areas of evaluation include:

  Historical and projected financial performance;
  Quality of earnings, including source and predictability of cash flows;
  Customer and vendor interviews and assessments;
  Potential exit scenarios, including probability of a liquidity event;
  Internal controls and accounting systems; and
  Assets, liabilities and contingent liabilities.

Portfolio Management

Active Involvement in our Portfolio Companies. As a BDC, we will be obligated to offer managerial assistance to our portfolio companies and to provide it if requested. In fact, we seek investments where such assistance is appropriate. We monitor the financial trends of each portfolio company to assess the appropriate course of action for each company and to evaluate overall portfolio quality. We have several methods of evaluating and monitoring the performance of our investments, including but not limited to the following:
  Review of monthly and quarterly financial statements and financial projections for portfolio companies;
  Periodic and regular contact with portfolio company management to discuss financial position requirements and accomplishments;
  Attendance at board meetings;
  Periodic formal update interviews with portfolio company management and, if appropriate, the private equity sponsor; and
  Assessment of business development success, including product development, profitability and the portfolio company's overall adherence to its business plan.

Rating Criteria. In addition to various risk management and monitoring tools, we will use an investment rating system to characterize and monitor the credit profile and our expected level of returns on each investment in our portfolio. We will use a five-level numeric rating scale. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

  Investments rated 1 involve the least amount of risk to our initial cost basis. The borrower is performing above expectations, and the trends and risk factors for this investment since origination or acquisition are generally favorable.
  Investments rated 2 involve an acceptable level of risk that is similar to the risk at the time of origination or acquisition. The borrower is generally performing as expected and the risk factors are neutral to favorable. All investments or acquired
  Investments in new portfolio companies are initially assessed a rating of 2.
  Investments rated 3 involve a borrower performing below expectations and indicates that the loan's risk has increased somewhat since origination or acquisition.
  Investments rated 4 involve a borrower performing materially below expectations and indicates that the loan's risk has increased materially since origination or acquisition. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 120 days past due).
  Investments rated 5 involve a borrower performing substantially below expectations and indicates that the loan's risk has increased substantially since origination or acquisition. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 5 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

In the event that we determine that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we will undertake more aggressive monitoring of the affected portfolio company. While our investment rating system will identify the relative risk for each investment, the rating alone does not dictate the scope and/or frequency of any monitoring that we perform. The frequency of our monitoring of an investment will be determined by a number of factors, including but not limited to the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

Valuation of Portfolio Investments and NAV Determinations

We will generally invest in illiquid loans issued by private middle-market companies. All of our investments are recorded at fair value as determined in good faith by our Board of Directors.

Authoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments' complexity.

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board of Directors, based on, among other things, the input of the team, our Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board of Directors.

As part of the valuation process, the Board of Directors takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments based on its earnings and cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company's securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board of Directors considers whether the pricing indicated by the external event corroborates its valuation.

The Board undertakes a multi-step valuation process, which includes, among other procedures, the following:

  With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;
  With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the valuation committee;
  Preliminary valuation conclusions are documented and discussed with the valuation committee within our investment team. Agreed upon valuation recommendations are presented to the Audit Committee;
  The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board of Directors; and
  The Board of Directors reviews the recommended valuations and determines the fair value of each investment. We conduct this valuation process on a quarterly basis.

We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements ("ASC 820"), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact.

In accordance with ASC 820, we consider the principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

  Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access;

  Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and,

  Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board of Directors that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected previously.

Quarterly NAV Determination. We will determine the NAV per share of our common stock on a quarterly basis. The NAV per share of our common stock is equal to the value of our total assets minus liabilities divided by the total number of shares of common stock outstanding. Our liabilities will include customary operational costs which we have accrued over the course of operating the business.

Determinations in Connection with Certain Offerings. In connection with certain offerings of shares of our common stock, our Board of Directors or one of its committees will be required to make the determination that we are not selling shares of our common stock at a price below the then-current NAV per share of our common stock at the time at which the sale is made, except as provided for by the 1940 Act. Our Board of Directors or the applicable committee will consider the following factors, among others, in making such determination:

  the NAV per share of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;
  our management's assessment of whether any material change in the NAV per share of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV per share of our common stock and ending two days prior to the date of the sale of our common stock; and
  the magnitude of the difference between the NAV per share of our common stock most recently disclosed by us and our management's assessment of any material change in the NAV per share of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

This determination will not require that we calculate the NAV per share of our common stock in connection with such offerings of shares of our common stock, but instead it will involve the determination by our Board of Directors or a committee thereof that we are not selling shares of our common stock at a price below the then-current NAV per share of our common stock at the time at which the sale is made.

Competition

We will compete for investments with a number of investment funds (including private equity funds), as well as traditional financial services companies such as commercial banks and other sources of financing. Many of these entities have greater financial and managerial resources than we do. We believe we are able to be competitive with these entities primarily on the basis of the experience and contacts of our management team, our responsive and efficient investment analysis and decision-making processes, the investment terms we offer, and our willingness to make smaller investments.

We believe that some of our competitors make loans with interest rates and returns that are comparable to or lower than the rates and returns that we target. Therefore, we do not seek to compete solely on the interest rates that we offer to potential portfolio companies. For additional information concerning the competitive risks we face, see "Risk Factors - Risks Relating to Our Business and Structure - We may face increasing competition for investment opportunities, which could reduce returns and result in losses."

Employees

Since KCLP is internally managed, all of the executive officers and other employees are employed by KCLP. Therefore, KCLP does not pay any external investment advisory fees, but instead directly incurs the operating costs associated with employing investment and portfolio management professionals, handling our day-to-day investment operations. We utilize a team of approximately [.] investment professionals.

Properties

We do not own any real estate or other physical properties material to our operations. We will utilize office space that is leased by our affiliates for our principal executive office at [.], Chicago, IL 60601. We believe that our office facilities are adequate for our business as presently conducted, although we periodically evaluate alternative options.

Legal Proceedings

Although we may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise, we are currently not a party to any pending material legal proceedings.

THE OFFERING

This is only a summary of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the Fund's Common Shares. You should carefully read the more detailed information contained elsewhere in this prospectus prior to making an investment in the Fund, especially the information set forth under the headings "Investment Objective" and "Risk Factors."

The Fund

Karobaar Capital, LLC., a Delaware statutory trust (the "Fund"), is a newly organized specialty finance company formed to invest in companies across the venture growth stage business segment through investments in the form of direct loans to, and equity ownership of, privately held companies and innovative venture capital backed companies. Throughout this prospectus, we refer to Karobaar Capital, LLC. as the "Fund" or as "we," "us," or "our."

The fund is an internally managed, closed-end, non-diversified management investment company, and intends to elect to be treated as a BDC under the 1940 Act, as a business development company under the Investment Company Act of 1940, as amended, prior to the time that shares of our common stock are sold in connection with this offering.

Common Shares	The Fund's common shares of beneficial interest, par value $[.] per share, are called "Common Shares" and the holders of Common Shares are called "Common Shareholders" throughout this prospectus.
The Offering

The Fund is offering [.] Common Shares at $[.] per share through a group of underwriters (the "Underwriters") led by [.], [.] and [.]. You must purchase at least 100 Common Shares ($[.]) in order to participate in this offering. [The Fund has granted the Underwriters an option to purchase up to [.] additional Common Shares within 45 days of the date of this prospectus solely to cover over- allotments, if any. See "Underwriting."

As an internally managed fund, the Fund will bear all costs associated with this offering.

Investment Objective

The Fund's investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We intend to invest primarily in the equity securities of venture capital-backed, rapidly growing emerging companies, which include common stock, warrants, preferred stock and other similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. We may also invest in private credit, and in founders equity, founders warrants, forward purchase agreements, and private investment in public equity transactions of special purpose acquisition companies. In addition, we may lend to various other growth oriented companies vetted by our investment team.

Investment Strategy

The Fund will seek to capitalize on what we believe to be nascent growth in the venture industry and drive return on equity by generating current income from our debt investments and capital appreciation from our equity and equity-related investments. We have adopted the following business strategy to achieve our investment objective. However, there can be no assurances that we will be able to successfully implement our business strategy and, as a result, meet our investment objective.

Our investment strategy is to identify investment opportunities in businesses in the venture ecosystem. All such investments are designed to be compliant with all applicable laws and regulations within the jurisdictions in which they are made or to which we are otherwise subject, including U.S. federal laws. We believe that there is an opportunity to take advantage of newly emerging companies tackling issues in innovative industries in this space, with a variety of established companies seeking access to capital and managerial expertise, including bridge financing. We intend to leverage our team's collective operating, technical, regulatory and legal expertise to build a strong business with competitive advantages to emerge as a leading public company in the space.

In seeking to achieve the Fund's investment objective, the Fund may also invest in other types of investments such as equity securities, equity securities of foreign issuers; securities convertible into equity; rights, options and warrants; swaps (including equity, foreign exchange, total return, interest rate, index, commodity and credit-default swaps), swaptions and other derivatives; instruments such as futures contracts, foreign currency, forward contracts on stock indices and products, exchange-traded funds ("ETFs"), and any other financial instruments we beleive will achieve the Fund's investment objective.

The Adviser

We will be internally managed and will provide all the administrative services necessary for us to operate. Since KCLP will be internally managed, all of the executive officers and other employees are employed by KCLP. Therefore, KCLP does not pay any external investment advisory fees, but instead directly incurs the operating costs associated with employing investment and portfolio management professionals.

We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly traded and privately held investment firms which are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our Investment Portfolio.

As an internally managed fund we also benefit from the synergies that come with our entire investment team working together, to identify attractive investment opportunities, conduct diligence on and value prospective investments, negotiate investments, structure investments, and manage a portfolio of those investments. Our investment team has broad investment backgrounds, with prior experience at investment funds, investment banks, top tier consulting firms, and other financial services companies, and have developed a broad network of contacts within the private equity and venture capital community. This in-house network of contacts provides us with a valuable source of investment opportunities.

Our Competitive Strengths

We believe that we have the following key competitive strengths:

Disciplined Investment Strategy

  Simple, concentrated approach. We believe that its investment strategy has succeeded due to the inherent simplicity of its concentrated approach to fundamental value investing and the alignment of its organization with this approach.

  Successful investment idea generation, monitoring and execution. We have proven expertise working within the venture industry, and has the ability to tap into this expertise for each of our target investment opportunities. The expertise, knowledge and experience of these individuals allows them to understand and evaluate the business plans, products and financing needs of businesses in the venture industry, sourcing attractive investment opportunities, and finding unconventional sources of value and executing innovative value-creating transactions.

  Value creation through active corporate engagement. We may seek to be a catalyst to realize value from an investment by taking an engaged role in effectuating corporate change, either working alone or in conjunction with management and/or other investors, where we believe the potential for reward justifies the commitment of time, energy and capital. We believe that these techniques can both accelerate and maximize the realization of value from an investment.

  Focus on managerial, operating and governance changes as levers to create substantial, enduring and longer-term value. We may seek investments that may benefit from both structural and operational improvements, and believe that they offer more opportunities to create value than limited financial restructurings.

Highly Experienced Investment Team

  We are led by a renowned operator and investor. Mr. Khurshid works alongside an experienced team and has developed a robust strategy over the course of his career, to pursue a disciplined investment philosophy.

  Experienced investment team and robust operations platform. Our investment team consists of [.] members with an average of [.] years of industry experience, including investment banking, management consulting, and venture capital. These investment professionals have exceptional academic and professional backgrounds. Each investment team member plays a material role in the construction and management of the portfolio, which has enabled us to hire and retain among the best investment professionals.

Favorable Structural Features

  Liquidity facilitated by NASDAQ-listing. The Fund expects that it will have significant liquidity supported by its scale, name recognition and the investment teams broad network.

  Transparent, weekly NAV. The Fund will publish a weekly NAV based on its concentrated, and transparent investment portfolio.

  Favorable capital structure for our investment strategy. The Fund will have a favorable capital structure to support our investment strategy. The Fund's closed- ended structure removes any negative impact from redemptions and lengthens the duration of the capital base available to the fund.

Who May Want to Invest

Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. The Fund is designed for investors seeking access to the investment acumen of the investment team as a long-term investment and not as a trading vehicle.

Use of Proceeds

We intend to use the net proceeds from selling our securities for funding investments in debt and equity investments in accordance with our investment objectives, and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within three to nine months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you that we will achieve our targeted investment pace. Pending such investments, we will invest the net proceeds primarily in high-quality, short-term debt securities consistent with our BDC election and our election to be taxed as a RIC. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering.

See "Use of Proceeds" for additional information.

Use of Leverage

We borrow funds to make additional investments, and we have granted, and may in the future grant, a security interest in our assets to a lender in connection with any such borrowings, including any borrowings by any of our subsidiaries. We use this practice, which is known as "leverage," to attempt to increase returns to our common stockholders. However, leverage involves significant risks. See "Risk Factors".

With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% (or 150%, subject to certain approval and disclosure requirements) after such borrowing. We received an exemptive order from the Securities and Exchange Commission, or SEC, that allows us to exclude all SBA leverage from our asset coverage ratio. The amount of leverage that we employ will depend on our assessment of market and other factors at the time of any proposed borrowing. See "Discussion of Management's Operating Plans-Financial Condition, Liquidity, and Capital Resources" for additional information.

Management of the Fund

Since KCLP is internally managed, all of the executive officers and other employees are employed by KCLP. Therefore, KCLP does not pay any external investment advisory fees, but instead directly incurs the costs customary to operating an investment fund.

We believe that our internally managed structure provides us with a beneficial operating expense structure when compared to other publicly traded and privately held investment firms which are externally managed, and our internally managed structure allows us the opportunity to leverage our non-interest operating expenses as we grow our Investment Portfolio

Investment Team. Mr. Khurshid, and each of the other members of the KCLP investment team bring significant investment expertise as well as broad industry networks that encompass a wide array of sectors, industry participants, and intermediaries. Mr. Khurshid and the other investment professionals work as a team, with the majority of the team members being MBAs from top tier business schools, along with relevant work experience. Analysts are generalists and work in small teams on every investment in the portfolio. We believe that each member of the investment team has complementary skills and experience relevant to our investment strategy, as well as a track record of working together and providing creative solutions for complex transactions, which we believe represents an important competitive advantage.

The investment team has experience in:

  sourcing, structuring, and executing on a wide range of investment opportunities;

  providing constructive strategic and operational guidance to management teams and boards of directors, to drive long-term stockholder value creation;

  leveraging insights from their substantial investment, financial, operational oversight and governance experience to help optimize the financial condition, operating performance and strategy of a company; and

  leveraging their extensive network of relationships to augment or complement the senior management team or board of directors of a company.

For additional information about Mr. Khurshid and the investment team see "Portfolio Management - Investment Personnel".

Distributions

As a RIC, we are required to distribute dividends for U.S. federal income tax purposes each taxable year to our stockholders of an amount at least equal to 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are not subject to corporate level income taxation on income we timely distribute as dividends for U.S. federal income tax purposes to our stockholders.

We pay regular quarterly distributions based upon an estimate of annual taxable income available for distribution to stockholders as well as the amount of any taxable income carried over from the prior taxable year for distribution in the current taxable year. Fund intends to elect to be treated and to qualify annually as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").

See "Material U.S. Federal Income Tax Considerations." Dividends, if any, are expected to be declared and paid annually. Payments will vary in amount, depending on investment income received and expenses of operation as well as reinvestment activity.

The Fund reserves the right to change its dividend distribution policy at the discretion of the Board.

Listing and Symbol	The Fund's Common Shares are expected to be listed on the NASDAQ Stock Exchange, subject to notice of issuance, under the symbol " ".
Market Price of Common Shares

Shares of closed-end investment companies frequently trade at prices lower than their NAV per share, which creates a risk of loss for investors when they sell shares purchased in the initial public offering. This characteristic is a risk separate and distinct from the risk that the Fund's NAV per Common Share could decrease as a result of investment activities. Shares of closed-end investment companies like the Fund have during some periods traded at prices higher than NAV and have during other periods traded at prices lower than NAV per share. Whether investors will realize gains or losses upon the sale of the Common Shares in the open market will depend not upon the Fund's NAV, but entirely upon whether the market price of the Common Shares at the time of sale is above or below the investor's purchase price for the Common Shares. Furthermore, the Fund's market price may be adversely affected by investor perceptions regarding closed-end funds during periods of actual or perceived market turmoil. Because the market price of the Common Shares will be determined by factors such as relative supply of and demand for the Common Shares in the market, general market and economic circumstances, and other factors beyond the control of the Fund, the Fund cannot predict whether the Common Shares will trade at, below or above NAV per Common Share or at, below or above the initial public offering price. The risk that the Common Shares trade below their NAV may be greater for investors who sell their Common Shares in a relatively short period of time after completion of this offering. The Common Shares are designed primarily for long-term investors. You should not view the Fund as a vehicle for short-term trading purposes and you should not purchase Common Shares of the Fund if you intend to sell them shortly after purchase. See "Use of Leverage" and "Description of Capital Stock."

Selected Risk Considerations

Set forth below are certain selected risk considerations applicable to the Fund and an investment in the Common Shares. It is not purported to be complete and the section entitled "Risk Factors" should be reviewed carefully before making any decision to invest in the Common Shares.

No Operating History. The Fund is a newly-organized, non-diversified, closed-end management investment company with no operating history. The Fund does not have any historical financial statements or other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance.

Non-Diversified Status. The Fund is a non-diversified fund. As defined in the 1940 Act, a non-diversified fund may have a significant part of its investments in a smaller number of issuers than can a diversified fund. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified fund, like the Fund, more susceptible to the risk that one single event or occurrence or adverse developments affecting any single issuer can have a significant adverse impact upon the Fund and the Fund may be more susceptible to greater losses because of these developments.

Investment and Market Discount Risk. An investment in the Common Shares is subject to investment risk, including the possible loss of the entire amount that you invest. As with any stock, the price of the Common Shares will fluctuate with market conditions and other factors. If Common Shares are sold, the price received may be more or less than the original investment. Common shares are designed for long-term investors and the Fund should not be treated as a trading vehicle. Shares of closed-end management investment companies frequently trade at a discount from their NAV per share. This risk is separate and distinct from the risk that the Fund's NAV per Common Share could decrease as a result of its investment activities. At any point in time an investment in the Common Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund. This risk may be greater for investors who sell their Common Shares in a relatively short period of time after completion of this offering. During periods in which the Fund may use leverage, the Fund's investment, market discount and certain other risks will be magnified.

Closed-End Fund; Liquidity Risk. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company's financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly underperformed relative to fixed-income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer's historical and prospective earnings, the value of its assets and reduced demand for its goods and services.

Investment and Market Risk. An investment in Common Shares of the Fund is subject to investment risk, particularly under current economic, financial, labor and health conditions, including the possible loss of the entire principal amount that you invest. An investment in the Common Shares of the Fund represents an indirect investment in the securities owned by the Fund. The value of, or income generated by, the investments held by the Fund are subject to the possibility of rapid and unpredictable fluctuation. These movements may result from factors affecting individual companies, or from broader influences, including real or perceived changes in prevailing interest rates, changes in inflation or expectations about inflation, economic, political, social and financial market conditions including the level of confidence in financial institutions and the financial system generally, natural/environmental disasters, cyberattacks, terrorism, governmental or quasi-governmental actions, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and other similar events, that each of which may be temporary or last for extended periods.

Different sectors, industries and security types may react differently to such developments and, when the market performs well, there is no assurance that the Fund's investments will increase in value along with the broader markets. Volatility of financial markets, including potentially extreme volatility caused by the events described above, can expose the Fund to greater market risk than normal, possibly resulting in greatly reduced liquidity. In some instances, we might be prevented from considering, managing and executing investment decisions at an advantageous time or price or at all as a result of any domestic or global market or other disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity which could also result in impediments to the normal functioning of workforces, including personnel and systems of the Fund's service providers and market intermediaries.

At any point in time, your Common Shares may be worth less than your original investment.

Not a Complete Investment Program. An investment in the Fund's Common Shares should not be considered a complete investment program. The Fund is intended for long-term investors seeking capital appreciation. An investment in the Fund is not meant to provide a vehicle for those who wish to play short-term swings in the market. Common Shareholders should take into account the Fund's investment objective as well as the Common Shareholder's other investments when considering an investment in the Fund. Before making an investment decision, a prospective investor should consider (i) the suitability of this investment with respect to his or her investment objectives and personal situation and (ii) factors such as his or her personal net worth, income, age, risk tolerance and liquidity needs.

Leverage Risk. While the Fund does not intend to borrow money during its initial year of operations, the Fund reserves the right to borrow money if it believes that market conditions would be conducive to the successful implementation of a leveraging strategy. Our leverage strategy will involve accessing a modest amount of low-cost, long-term, covenant-light, investment grade debt. There can be no assurance that the Fund will be able to utilize leverage on terms that we deem favorable at any given time. The use of leverage creates an opportunity for increased returns on the Fund's investment portfolio, but also creates risks for the Common Shareholders, including the likelihood of greater volatility of NAV and market price of the Common Shares than a comparable portfolio without leverage and that leverage may increase operating costs, which may reduce total return. The Fund may also be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any debt securities or preferred shares issued by the Fund. The Fund cannot assure you that the use of leverage, if employed, will result in a higher return on the Common Shares. Any leveraging strategy the Fund employs may not be successful.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts entered into by the Fund. Because derivative transactions in which the Fund may engage may involve instruments that are not traded on an exchange or cleared through a central counterparty but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in bankruptcy or other reorganization proceedings. The Fund may obtain only a limited recovery, or may obtain no recovery, in such circumstances.

Although the Fund intends to enter into transactions only with counterparties that our investment team believe to be creditworthy, there can be no assurance that, as a result, a counterparty will not default and that the Fund will not sustain a loss on a transaction. In the event of the counterparty's bankruptcy or insolvency, the Fund's collateral may be subject to the conflicting claims of the counterparty's creditors, and the Fund may be exposed to the risk of a court treating the Fund as a general unsecured creditor of the counterparty, rather than as the owner of the collateral.

Legal, Tax and Regulatory Risks. Legal, tax and regulatory changes could occur that may have material adverse effects on the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund may participate is evolving, and such changes in the regulation or taxation of derivative instruments may have material adverse effects on the value of derivative instruments held by the Fund and the ability of the Fund to pursue its investment strategies.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things, derive in each taxable year at least 90% of its gross income from certain prescribed sources and distribute for each taxable year at least 90% of its "investment company taxable income" (generally, ordinary income plus the excess, if any, of net short-term capital gain over net long-term capital loss). The Fund intends to distribute at least the minimum amount necessary to qualify for such favorable U.S. federal income tax treatment and will be subject to tax on any undistributed taxable income or gains, including net capital gain.

If, for any taxable year, the Fund does not qualify as a RIC, all of its taxable income for that year (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund's current and accumulated earnings and profits.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (the "IRS") and the

U.S. Treasury Department. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

Cybersecurity Risk. As in other parts of the economy, the Fund and its service providers, as well as exchanges and market participants through or with which the Fund trades, and other infrastructures and services on which the Fund or its service providers rely, are susceptible to ongoing risks related to cyber incidents and the risks associated with financial, economic, public health, labor and other global market developments and disruptions.

Management Risk. The Fund is subject to management risk because it is an actively managed investment portfolio. We will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Corporate Engagement Risk. We may pursue active corporate engagement and seek to effectuate corporate, managerial or similar changes with respect to an investment. The costs in time, resources and capital involved in such an investment strategy depend on the circumstances, which are only in part within our control, and may be significant, particularly if litigation against the Fund, or the Board ensues. In addition, the expenses associated with such an investment strategy, including potential litigation, expenses related to the recruitment and retention of board members, executives and other individuals providing business assistance to the investment team in connection with such an investment strategy (including, for example, consultants and corporate whistleblowers) or other transactional costs, will be borne by the Fund. Such expenses may reduce returns or result in losses.

Key Personnel. Our investment team is dependent on the services of Haris Khurshid, and if the services of Mr. Khurshid were to become unavailable for any reason, this occurrence could have a material adverse effect on the Fund's results, financial performance and the trading price of the Fund's Common Shares.

All of the investment decisions of the Fund are made by the investment team, with Mr. Khurshid having ultimate decision-making authority for all portfolio positions. Mr. Khurshid and the investment team also rely on the diligence, skill and network of business contacts of the other professionals employed by the Fund as well as external advisers and professionals. For a description of the investment team, see "Portfolio Management - Investment Personnel".

The investment team will, among other things, evaluate, negotiate, structure and monitor the Fund's investments. The Fund's future success will depend on the continued service of Mr. Khurshid, and the departure of Mr. Khurshid or other significant number of members of the investment team could have a material adverse effect on the Fund's ability to achieve its investment objective.

Anti-Takeover Provisions in the Fund's Governing Documents

The Fund's Amended and Restated Declaration of Trust, dated as of [.], and as amended through the date hereof (the "Declaration of Trust") and bylaws (together, the "Governing Documents") include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund.

In addition, as a Delaware statutory trust, the Fund is subject to the control share acquisition statute (the "Control Share Statute") contained in Subchapter III of the Delaware Statutory Trust Act (the "DSTA Control Share Statute"), which automatically applies to listed closed- end funds, such as the Fund. The Control Share Statute provides that an acquirer of shares above a series of voting power thresholds has no voting rights under the DSTA or the governing documents of the Fund with respect to shares acquired in excess of that threshold (i.e., the "control shares") unless approved by shareholders.

These provisions could have the effect of depriving the Common Shareholders of opportunities to sell their Common Shares at a premium over the then-current market price of the Common Shares. See "Anti-Takeover and Other Provisions in the Fund's Governing Documents" and "Risk Factors - Anti-Takeover Provisions Risk."

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third-party from attempting to acquire us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See "Description of Our Capital Stock".

Administrator, Custodian, Transfer Agent and Dividend Disbursing Agent

[.] serves as the custodian of the Fund's assets pursuant to a custody agreement. Under the custody agreement, the custodian holds the Fund's assets in compliance with the 1940 Act. For its services, the custodian will receive a monthly fee based upon, among other things, the average value of the total assets of the Fund, plus certain charges for securities transactions.

[.] serves as the Fund's dividend disbursing agent, transfer agent and registrar with respect to the Common Shares.

[.] serves as the Fund's administrator. Pursuant to an administration agreement with the Fund, [.] provides certain administrative, bookkeeping and accounting services to the Fund.

Common Stock Offered by Us	[.] shares, excluding [.] shares issuable pursuant to the over allotment option granted to the underwriters.
Administration Agreement

KCLP will serve as our administrator. We will reimburse our administrator the allocable portion of overhead and other expenses incurred by our administrator in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief financial officer ("CFO") and chief compliance officer ("CCO"), and their staffs. See "Administration Agreement".

Lock-up Agreements

[We, our officers and directors, and certain other parties related to SSIC, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of [.], dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. [.], in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.]

Taxation

[We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code commencing with our first taxable year after the completion of this offering. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we timely distribute to our stockholders as dividends. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See "Material U.S. Federal Income Tax Considerations".]

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan for our stockholders. The dividend reinvestment plan is an "opt out" reinvestment plan. As a result, if we declare a distribution, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash; however, since their cash distributions will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested distributions. See "Dividend Reinvestment Plan".

Available Information

After the completion of this offering, we will be required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC's website at www.sec.gov. This information is also available free of charge by contacting us at Karobaar Capital LLC., [.], Chicago, IL 60601, or by telephone at [...-....], or on our website at www. [.].com.The information on this website is not incorporated by reference into this prospectus.

SUMMARY OF FEES AND FUND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Karobaar Capital LLC.," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us. The following table should not be considered a representation of the Fund's future expenses. Actual expenses may be greater or less than shown and, all other things being equal, will increase as a percentage of net assets attributable to Common Shares if the Fund issues fewer than [.] Common Shares.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	[.]	%
Offering expenses (as a percentage of offering price)	[.]	%
Dividend reinvestment plan fees	[.]	%	(1)
Total stockholder transaction expenses (as a percentage of offering price)	[.]	%
Annual expenses (as a percentage of net assets attributable to common stock):
Operating Expenses	[.]%	(2)
Interest payments on borrowed funds	[.]%	(3)
Total annual expenses	[.]%	(4)

  The expenses of administering our dividend reinvestment plan are included in "other expenses."

  We do not have an investment adviser and are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals. Given that we have not yet commenced operations, we have not estimated these costs and have assumed this figure to be zero.

  Interest payments on borrowed funds (including other costs of servicing and offering debt securities)" represent our estimated annual interest payments and other costs of servicing and offering our debt securities and relate to our expected borrowings during our first year of operations following consummation of this offering. Although we expect our borrowings to fluctuate throughout the year, this item is based on estimated average borrowings of approximately $[.] million and an average cost of borrowings of [ ]%. The amount of leverage that we employ at any particular time will depend on, among other things, our Board of Directors' assessment of market and other factors at the time of any proposed borrowing. All fees and expenses related to our borrowings, including interest and the costs of issuing and servicing debt securities, will be indirectly borne by the holders of our common stock.

  "Total annual expenses" is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses.

Example*

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$[.]	$[.]	$[.]	$[.]

*The example should not be considered a representation of future expenses or returns. Actual expenses may be higher or lower than those assumed. Moreover, the Fund's actual rate of return may be higher or lower than the hypothetical 5% return shown in the example. The example assumes that all dividends and distributions are reinvested at NAV.

The foregoing example is intended to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, if our Board authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined according to the following: If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per share of our common stock at the close of regular trading on the [.] on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of (i) the most recently computed net asset value per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed net asset value per share). See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks set out below are not the only risks we face; however, they discuss the presently known principal risks of investing in our common stock. Additional risks and uncertainties not presently known to us might also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, our NAV and the trading price of our common stock could decline, and you may lose part or all of your investment. The risk factors described below are the principal risk factors associated with an investment in our common stock, as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Risks Relating to Economic Conditions

Economic recessions or downturns may have a material adverse effect on our business, financial condition and results of operations, and could impair the ability of our portfolio companies to repay debt, raise money, or pay interest.

Economic recessions or downturns may result in a prolonged period of market illiquidity which could have a material adverse effect on our business, financial condition, and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results. In addition, uncertainty with regard to economic recovery from recessions or downturns could also have a negative impact on our business, financial condition and results of operations.

When recessionary conditions exist, the financial results and prospects of companies in which we likely invest, typically experience deterioration, which could ultimately lead to difficulty in meeting debt service requirements and an increase in defaults. Additionally, there can be reduced demand for certain of our portfolio companies' products and services and/or other economic consequences, such as decreased margins or extended payment terms. Further, adverse economic conditions may decrease the value of collateral securing some of our loans and the value of our equity investments. Such conditions may require us to modify the payment terms of our investments, including changes in PIK interest provisions and/or cash interest rates. The performance of certain portfolio companies in the future may be negatively impacted by these economic or other conditions, which may result in our receipt of reduced interest income from our portfolio companies and/or realized and unrealized losses related to our investments, and, in turn, may adversely affect distributable income and have a material adverse effect on our results of operations.

Given the extreme volatility and dislocation in the capital markets over the past several years, many BDCs have faced, and may in the future face, a challenging environment in which to raise or access capital. In addition, significant changes in the capital markets, including the extreme volatility and disruption over the past several years, has had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving these investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our investment valuations.

Further, the illiquidity of our investments may make it difficult for us to sell such investments if required and to value such investments. Consequently, we may realize significantly less than the value at which we carry our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations. In addition, a prolonged period of market illiquidity may cause us to reduce the volume of loans and debt securities we originate and/or fund and adversely affect the value of our portfolio investments, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Our operation as a BDC imposes numerous constraints on us and significantly reduces our operating flexibility.

If we fail to maintain our status as a BDC, we could be regulated as a closed-end investment company, which would subject us to additional regulatory restrictions. The Investment Company Act imposes numerous constraints on the operations of BDCs. For example, BDCs generally are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private companies or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the time of investment. These constraints may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objective. Furthermore, any failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants.

Additionally, if we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under any outstanding indebtedness we might have, which could have a material adverse effect on our business, financial condition or results of operations.

We are dependent upon the management personnel of our Investment Team for our future success.

We depend on the experience, diligence, skill and network of business contacts of our investment team members, who together with other investment professionals, currently retains or may subsequently retain, identifies, evaluates, negotiates, structures, closes, monitors and manages our investments. Our future success will depend to a significant extent on the continued service and coordination of our investment professionals.

The departure of any of our key personnel, including members of the Investment Committee, or of a significant number of the investment professionals of our investment team, could have a material adverse effect on our business, financial condition or results of operations.

Our ability to grow depends on our ability to raise additional capital.

We will need to periodically access the capital markets to raise cash to fund new investments. If we do not have adequate capital available for investment, our performance could be adversely affected. In addition, we have elected to be treated, and expect to qualify annually, as a RIC under Subchapter M of the Code beginning with our taxable year ended December 31, 2013. To maintain our status as a RIC, among other requirements, we are required to distribute to our stockholders on a timely basis an amount equal to at least 90% of our investment company taxable income for each taxable year.

Consequently, such distributions will not be available to fund new investments. We expect to use debt financing and issue additional securities to fund our growth, if any. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any. We may pursue growth through acquisitions or strategic investments in new businesses. The completion and timing of any such acquisitions or strategic investments may be subject to a number of contingencies and risks. There can be no assurance that the integration of an acquired business will be successful or that an acquired business will prove to be profitable or sustainable.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

Regulations governing our operation as a BDC affect our ability to raise additional capital, and the ways in which we can do so. Raising additional capital may expose us to risks, including the typical risks associated with leverage, and may result in dilution to our current stockholders. The Investment Company Act limits our ability to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as "senior securities," to amounts such that our asset coverage ratio, as defined under the Investment Company Act, equals at least 2 to 1 immediately after such borrowing or issuance (except in connection with certain trading practices or investments). Consequently, if the value of our assets declines, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when this may be disadvantageous to us and, as a result, our stockholders. As of August 2024, the SEC has introduced amendments that could potentially allow investment companies to increase their leverage, depending on the specific conditions and requirements set by the new regulations. Given that these rules are now in place, we may increase our leverage to the extent permitted by the Investment Company Act and the risks associated with an investment in us may increase.

We are generally not able to issue and sell our common stock at a price per share below NAV per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV per share of our common stock (i) with the consent of a majority of our common stockholders (and a majority of our common stockholders who are not affiliates of ours) and (ii) if, among other things, a majority of our Independent Directors and a majority of our directors who have no financial interest in the transaction determine that a sale is in the best interests of us and our stockholders. If our common stock trades at a discount to NAV, this restriction could adversely affect our ability to raise capital.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make in middle-market companies. We compete with other BDCs, commercial and investment banks, commercial financing companies, collateralized loan obligations ("CLOs"), private funds, including hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Many of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to secure attractive investment opportunities from time to time.

We do not seek to compete primarily based on the interest rates we offer and believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our existing investment platform and network, the seasoned investment professionals of our investment team, our experience and focus on the companies in the world of venture capital, our disciplined investment philosophy, our extensive industry focus and relationships and our flexible transaction structuring. For a more detailed discussion of these competitive advantages, see "Potential Competitive Advantages".

We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

We will incur significant costs as a result of being a public company.

We will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. See "Regulation- Securities Exchange Act and the Sarbanes-Oxley Act".

We are implementing additional procedures, processes, policies and practices for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have incurred, and expect to incur in the future, significant additional annual expenses related to these steps and directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, additional administrative expenses payable to our administrator to compensate it for hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses associated with being a public company.

The systems and resources necessary to comply with public company reporting requirements will increase further once we cease to be an "emerging growth company" under the JOBS Act. As long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We are exposed to risks associated with changes in interest rates.

A change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments.

Our debt investments may be based on floating rates, such as SOFR (Secured Overnight Financing Rate), EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our securities and our rate of return on invested capital. Currently, most of our floating rate investments are linked to SOFR and it is unclear how increased regulatory oversight and changes in the method for determining SOFR may affect the value of the financial obligations to be held or issued us that are linked to SOFR, or how such changes could affect our results of operations or financial condition. In addition, any further changes or reforms to the determination or supervision of SOFR may result in a sudden or prolonged increase or decrease in reported SOFR, which could have an adverse impact on the market for or value of any SOFR-linked securities, loans, and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

Because we may borrow money, and may issue preferred stock to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. However, an increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Further, rising interest rates could also adversely affect our performance if such increases cause our borrowing costs to rise at a rate in excess of the rate that our investments yield.

In periods of rising interest rates, to the extent we borrow money subject to a floating interest rate, our cost of funds would increase, which could reduce our net investment income.

Investing in small to middle-market companies involves a number of significant risks.

Investing in small to middle-market companies involves a number of significant risks, including:

  such companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
  such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;
  such companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
  such companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;
  there is generally little public information about these companies, they and their financial information are not subject to the reporting requirements of the Exchange Act and other regulations that govern public companies and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments; our executive officers, directors and investment team may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and
  such companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness, including any debt securities held by us, upon maturity.

Many of our portfolio securities do not have a readily available market price and we value these securities at fair value as determined in good faith under procedures adopted by our Board of Directors.

Valuation is inherently subjective and may not reflect what we may actually realize for the sale of the investment. Many of our investments are, and are intended to be, in debt instruments that do not have readily ascertainable market prices. The fair value of assets that are not publicly traded or whose market prices are not readily available are determined in good faith under procedures adopted by our investment team, along with our Board of Directors. Our Board of Directors utilizes the services of independent third-party valuation firms in determining the fair value of a portion of the securities in our portfolio as of each quarter end. Our investment team prepares portfolio company valuations using sources and/or proprietary models depending on the availability of information on our assets and the type of asset being valued, all in accordance with our valuation policy.

Because fair valuations, and particularly fair valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, it may be more difficult for investors to value accurately our investments and could lead to undervaluation or overvaluation of our common stock. In addition, the valuation of these types of securities may result in substantial write-downs and earnings volatility.

Our NAV as of a particular date may be materially greater than or less than the value that would be realized if our assets were to be liquidated as of such date. For example, if we were required to sell a certain asset or all or a substantial portion of our assets on a particular date, the actual price that we would realize upon the disposition of such asset or assets could be materially less than the value of such asset or assets as reflected in our NAV. Volatile market conditions could also cause reduced liquidity in the market for certain assets, which could result in liquidation values that are materially less than the values of such assets as reflected in our NAV.

The lack of liquidity in our investments may adversely affect our business.

Various restrictions render our investments relatively illiquid, which may adversely affect our business. As we generally make investments in private companies, substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. We are not permitted to obtain or use material non-public information in affecting purchases and sales in public securities transactions for us, which could create an additional limitation on the liquidity of our investments. The illiquidity of certain investments may make it difficult for us to sell such investments if the need arises. Therefore, if we are required to or desire to liquidate all or a portion of our portfolio quickly, we could realize significantly less than the value at which we have recorded our investments or could be unable to dispose of our investments in a timely manner or at such times as we deem advisable.

Global economic, political and market conditions, including downgrades of the U.S. credit rating, may adversely affect our business, results of operations and financial condition.

The current global financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets and may cause economic uncertainties or deterioration in the United States and worldwide. The impact of downgrades by rating agencies to the U.S. government's sovereign credit rating or its perceived creditworthiness as well as potential government shutdowns and uncertainty surrounding transfers of power could adversely affect the U.S. and global financial markets and economic conditions. In recent years, several European Union, or EU, countries have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries.

There is concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets. The decision made in the United Kingdom referendum to leave the EU (the so-called "Brexit") has led to volatility in global financial markets and may lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. While the United Kingdom commenced its withdrawal from the EU on January 31, 2020, the transition and its surrounding negotiations are ongoing, which creates uncertainty, which may lead to continued volatility.

Additionally, trade wars and volatility in the U.S. repo market, the U.S. high- yield bond markets, the Chinese stock markets and global markets for commodities may affect other financial markets worldwide. In addition, while recent government stimulus measures worldwide have reduced volatility in the financial markets, volatility may return as such measures are phased out, and the long-term impacts of such stimulus on fiscal policy and inflation remain unknown. We cannot predict the effects of these or similar events in the future on the U.S. and global economies and securities markets or on our investments. We monitor developments in economic, political and market conditions and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to:

  increase or maintain in whole or in part our equity ownership percentage;
  exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
  attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments or may lack sufficient funds to make those investments.

We will have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements, compliance with covenants contained in our Revolving Credit Facility or compliance with the requirements for maintenance of our RIC status.

Our investments in non-U.S. companies may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates potential investments in securities of non-U.S. companies to the extent permissible under the Investment Company Act. Investing in non-U.S. companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of non-U.S. taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a non-U.S. currency will be subject to the risk that the value of a particular currency will change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective or without risk to us.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

As of 2024, the Democratic Party controls the executive branch of government, and which also currently controls the Senate portion of the legislative branch of government. As a result of the upcoming United States presidential election, there may be unforeseeable changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which in turn may lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing, and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

U.S. and worldwide economic, political, regulatory and financial market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

We and our portfolio companies are subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, could change from time to time, including as the result of interpretive guidance or other directives from the U.S. President and others in the executive branch, and new laws, regulations and interpretations could also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business, and political uncertainty could increase regulatory uncertainty in the near term.

The effects of legislative and regulatory proposals directed at the financial services industry or affecting taxation, could negatively impact the operations, cash flows or financial condition of us and our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. In addition, if we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of business and could be subject to civil fines and criminal penalties.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Although we cannot predict the impact, if any, of these potential changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, it will benefit from them or be negatively affected by them.

Risks Relating to Our Business and Structure

We have no operating history and as an internally managed fund we are subject to certain restrictions that may adversely affect our business.

We have not yet commenced operations, and as a result of a lack of operating history, we are subject to many of the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially.

Additionally, as an internally managed business development company, the size and categories of our assets under management is limited, and we are unable to offer as wide a variety of financial products to prospective portfolio companies and sponsors (potentially limiting the size and diversification of our asset base). We therefore may not achieve efficiencies of scale and greater management resources available to externally managed business development companies. Additionally, as an internally managed business development company, our ability to offer more competitive and flexible compensation structures, such as offering both a profit-sharing plan and an equity incentive plan, is subject to the limitations imposed by the 1940 Act, which limits our ability to attract and retain talented investment management professionals. As such, these limitations could inhibit our ability to grow, pursue our business plan and attract and retain professional talent, any or all of which may have a negative impact on our business, financial condition and results of operations.

Adverse developments in the credit markets may impair our ability to secure debt financing.

In past economic downturns, such as the financial crisis in the United States that began in mid-2007 and during other times of extreme market volatility, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. If these conditions recur, for example rising interest rates or global conflict, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all.

While the effects of the COVID-19 pandemic appear to have subsided, there may continue to be lingering effects that continue to result in, among other things, increased draws by borrowers on revolving lines of credit and increased requests by borrowers for amendments, modifications and waivers of their credit agreements to avoid default or change payment terms, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans. In addition, the duration and effectiveness of responsive measures implemented by governments and central banks cannot be predicted. The commencement, continuation, or cessation of government and central bank policies and economic stimulus programs, including changes in monetary policy involving interest rate adjustments or governmental policies, may contribute to the development of or result in an increase in market volatility, illiquidity and other adverse effects that could negatively impact the credit markets and the Company.

If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under our credit facilities or any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock.

You will not have the opportunity to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our investment professionals and the Board of Directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because investors are not able to evaluate our investments in advance of purchasing shares of our common stock, an investment in shares of our common stock may entail more risk than other types of offerings.

This additional risk may hinder your ability to achieve your own personal investment objective related to portfolio diversification, risk-adjusted investment returns and other objectives.

Changes in interest rates, changes in the method for determining SOFR and the potential replacement of SOFR may affect our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our NAV and the market price of our common stock. [The majority of our debt investments are expected to have variable interest rates that reset periodically based on benchmarks such as SOFR, the federal funds rate or prime rate.] An increase in interest rates may make it more difficult for our portfolio companies to service their obligations under the debt investments that we will hold and increase defaults even where our investment income increases. Rising interest rates could also cause borrowers to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults.

Additionally, as interest rates increase and the corresponding risk of a default by borrowers increases, the liquidity of higher interest rate loans may decrease as fewer investors may be willing to purchase such loans in the secondary market in light of the increased risk of a default by the borrower and the heightened risk of a loss of an investment in such loans.

Decreases in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities.

Conversely, if interest rates decline, borrowers may refinance their loans at lower interest rates, which could shorten the average life of the loans and reduce the associated returns on the investment, as well as require us to incur management time and expense to re-deploy such proceeds, including on terms that may not be as favorable as our existing loans.

In addition, because we will borrow to fund our investments, a portion of our net investment income is dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings may have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Increased geopolitical unrest, terrorist attacks, or acts of war may affect any market for our common stock, impact the businesses in which we invest, and harm our business, operating results, and financial conditions.

The continued threat of global terrorism and the impact of military and other action will likely continue to cause volatility in the economies of certain countries and various aspects thereof, including in prices of commodities, and could affect our financial results. Our portfolio investments may involve significant strategic assets having a national or regional profile. The nature of these assets could expose them to a greater risk of being the subject of a terrorist attack than other assets or businesses. Any terrorist attacks that occur at or near such assets would likely cause significant harm to employees, property and, potentially, the surrounding community, and may result in losses far in excess of available insurance coverage. As a result of global events and continued terrorism concerns, insurers significantly reduced the amount of insurance coverage available for liability to persons other than employees for claims resulting from acts of terrorism, war or similar events. As a result of a terrorist attack or terrorist activities in general, we may not be able to obtain insurance coverage and other endorsements at commercially reasonable prices or at all.

In addition, various social and political circumstances in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties. Such events, including rising trade tensions between the United States and China; other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries; the ongoing conflict between Russia and Ukraine; conflict in the Middle East and the persistence of COVID-19 post-pandemic, could adversely affect our business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the United States and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common stock to decline.

Changes to U.S. tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, harm us.

There has been on-going discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. Various presidential administrations, along with Congress, have created significant uncertainty about the future relationship between the U.S. and other countries with respect to the trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our portfolio companies' access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us including reflection of significant events affecting the value of our securities. We value our investments for which we do not have readily available market quotations quarterly, or more frequently as circumstances require, at fair value as determined in good faith by our board of directors in accordance with our valuation policy, which is at all times consistent with GAAP.

Our Board of Directors utilizes the services of one or more independent third-party valuation firms to assist it in determining the fair value with respect to our material unquoted assets in accordance with our valuation policy. The inputs into the determination of fair value of these investments may require significant management judgment or estimation. Even if observable market data is available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information.

The types of factors that the Board of Directors takes into account in determining the fair value of our investments generally include, as appropriate: available market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows and the markets in which it does business, comparisons of financial ratios of peer companies that are public, comparable merger and acquisition transactions and the principal market and enterprise values. Since these valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed.

Due to this uncertainty, our fair value determinations may cause our net asset value, on any given date, to be materially understated or overstated. In addition, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value that our investments might warrant.

We may adjust quarterly the valuation of our portfolio to reflect the Board of Directors' determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation.

Our business, results of operations and financial condition depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective and to grow depends on our investment team's ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our investment team's structuring of the investment process, their ability to provide competent, attentive and efficient services to us and its ability to access financing on acceptable terms. The investment team has substantial responsibilities and may also be called upon to provide managerial assistance to our eligible portfolio companies. These demands on the time of our investment team and other professionals may slow our rate of investment. In order to grow, we may need to retain, train, supervise and manage new investment professionals. However, these investment professionals may not be able to contribute effectively to the work of our already established investment team. If we are unable to manage our future growth effectively, our business, results of operations and financial condition could be materially adversely affected.

There is uncertainty as to the value of our portfolio investments because most of our investments are, and may continue to be in private companies and recorded at fair value. In addition, the fair values of our investments are determined by our Board in accordance with our valuation policy.

Some of our investments are and may be in the form of securities or loans that are not publicly traded. The fair value of these investments may not be readily determinable. Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in good faith by our Board.

Inflation and rising commodity prices may adversely impact our portfolio companies.

Inflation may affect our investments adversely in a number of ways. During periods of rising inflation, interest and distribution rates of any instruments we or entities related to portfolio investments may have issued could increase. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which are critical to the operation of portfolio companies. Portfolio companies may have fixed income streams and, therefore, be unable to pay the interest amounts and other payments on our portfolio investments. The market value of such investments may decline in value in times of higher inflation rates. Some of our portfolio investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in good faith by our Board of Directors. Typically, there is not a public market for the securities of the privately held companies in which we will invest. As a result, we value these securities quarterly at fair value as determined in good faith by our Board of Directors. The fair value of such securities may change, potentially materially, between the date of the fair value determination by our Board of Directors and the release of the financial results for the corresponding period or the next date at which fair value is determined.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. In addition, any investments that include OID or PIK interest may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of their deferred payments and the value of their underlying collateral. Due to these uncertainties, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated NAV would pay a higher price than the realizable value of our investments might warrant.

As an internally managed business development company, we are dependent upon key management personnel for their time availability and for our future success, particularly Haris Khurshid, and if we are not able to hire and retain qualified personnel, or if we lose any member of our senior management team, our ability to implement our business strategy could be significantly harmed.

As an internally managed business development company, our ability to achieve our investment objectives and to make distributions to our stockholders depends upon the performance of our senior management. We depend upon the members of our senior management, particularly Mr. Khurshid, as well as other key personnel for the identification, final selection, structuring, closing and monitoring of our investments. These employees have critical industry experience and relationships on which we rely to implement our business plan. If we lose the services of Mr. Khurshid or other key members, we may not be able to operate the business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. We believe our future success will depend, in part, on our ability to identify, attract and retain sufficient numbers of highly skilled employees. If we do not succeed in identifying, attracting and retaining such personnel, we may not be able to operate our business as we expect. In connection with our recruiting, branding and marketing efforts, we may, among other things, make charitable contributions in amounts we believe to be immaterial. We believe that many of these contributions help us raise our profile in the communities and benefit us in attracting and retaining talent and investment opportunities.

We do not currently have agreements with certain members of our senior management that prohibit them from leaving and competing with our business and certain States limit our ability to have such agreements. In addition, the evaluation of alternative management structures discussed above may lead to changes in our management structure. A departure by one or more members of our senior management could have a negative impact on our business, financial condition and results of operations.

Our business model depends to a significant extent upon strong referral relationships, and the inability of the personnel associated with our Investment Team to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that personnel associated directly with our Investment Team will maintain and develop their relationships with intermediaries, banks, and other sources, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If these individuals fail to maintain their existing relationships or develop new relationships with other sources of investment opportunities, we may not be able to grow or maintain our investment portfolio. In addition, individuals with whom the personnel associated with our investment team have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us. The failure of the personnel associated with our investment team to maintain existing relationships, grow new relationships, or for those relationships to generate investment opportunities could have an adverse effect on our business, financial condition and results of operations.

We may face increasing competition for investment opportunities, which could reduce returns and result in losses.

We compete for investments with other BDCs, public and private funds (including hedge funds, venture capital funds, mezzanine funds and CLOs) and private equity funds (to the extent they provide an alternative form of financing), as well as traditional financial services companies such as commercial and investment banks, commercial financing companies and other sources of financing. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do.

For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we are forced to match our competitors' pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms.

Furthermore, many of our competitors are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, except in situations described below, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private fund managed by any of our personnel without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We may also invest alongside other funds in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such accounts consistent with guidance promulgated by the staff of the SEC permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our personnel, acting on our behalf and on behalf of other clients, negotiates no term other than price. See "Certain Relationships and Related Party Transactions".

A failure on our part to maintain qualification as a BDC would significantly reduce our operating flexibility.

If we fail to continuously qualify as a BDC, we might be subject to regulation as a registered closed-end investment company under the 1940 Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on Business Development Companies by the 1940 Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a BDC, see the disclosure under the caption "Regulation - Business Development Company Regulations."

Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders at least 90% of our taxable income each taxable year, except that we may retain certain net capital gains for investment and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we would be subject to income taxes at the corporate rate on such deemed distributions on behalf of our stockholders.

As a BDC, we are required to invest at least 70% of our total assets primarily in securities of U.S. private or thinly traded public companies, cash, cash equivalents, U.S. government securities and other high-quality debt instruments that mature in one year or less from the date of investment.

As a BDC, we may issue "senior securities," including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after such incurrence or issuance. These requirements limit the amount that we may borrow, may unfavorably limit our investment opportunities and may reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. As a result of these requirements we need to periodically access the capital markets to raise cash to fund new investments at a more frequent pace than our privately owned competitors. We generally are not able to issue or sell our common stock at a price below NAV per share, which may be a disadvantage as compared with other public companies or private investment funds. When our common stock trades at a discount to NAV, this restriction could adversely affect our ability to raise capital. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our Board of Directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale in accordance with the requirements of the 1940 Act. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Directors, closely approximates the market value of such securities (less any underwriting commission or discount). We cannot assure you that equity financing will be available to us on favorable terms, or at all. If additional funds are not available to us, we could be forced to curtail or cease new investment activities.

We also may make rights offerings to our stockholders at prices less than NAV, subject to applicable requirements of the 1940 Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and such stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on terms favorable to us or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The 1940 Act also may impose restrictions on the structure of any securitization.]

Our business model depends to a significant extent upon strong referral relationships with venture capital and private equity fund sponsors, and our inability to develop or maintain these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that members of our management team will maintain their relationships with venture capital and private equity firms, and we will rely to a significant extent upon these relationships to provide us with our deal flow. If we fail to maintain our existing relationships, our relationships become strained as a result of enforcing our rights with respect to non-performing portfolio companies in protecting our investments or we fail to develop new relationships with other firms or sources of investment opportunities, then we will not be able to grow our investment portfolio. In addition, persons with whom members of our management team have relationships are not obligated to provide us with investment opportunities and, therefore, there is no assurance that such relationships will lead to the origination of debt or other investments.

Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our Board of Directors has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current investment objective, operating policies and strategies would have on our business, NAV, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose part or all of your investment.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our anticipated portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we may be permitted to make or that impose limits on our ability to pledge a significant amount of our assets to secure loans or that restrict the operations of a portfolio company, any of which could harm us and our stockholders and the value of our investments, potentially with retroactive effect. For example, certain provisions of the Dodd-Frank Act, which influences many aspects of the financial services industry, have been amended or repealed and the Code has been substantially amended and reformed. Any amendment or repeal of legislation, or changes in regulations or regulatory interpretations thereof, could create uncertainty in the near term, which could have a material adverse impact on our business, financial condition and results of operations.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our investment team to other types of investments in which our investment team may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

We are subject to risks associated with communications and information systems.

We depend on the communications and information systems of certain third-party service providers. As these systems have become more important to our business, the risks posed to these communications and information systems have continued to increase. Any failure or interruption in these systems could cause disruptions in our activities, including because we do not maintain any such systems of our own. In addition, these systems are subject to potential attacks, including through adverse events that threaten the confidentiality, integrity or availability of our information resources. These attacks, which may include cyber incidents, may involve a third-party gaining unauthorized access to our communications or information systems for purposes of misappropriating assets, stealing confidential information related to our operations or portfolio companies, corrupting data or causing operational disruption. Any such attack could result in disruption to our business, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to invest a significant portion of the net proceeds from this initial public offering, or any follow-on offering of shares of our common stock, on acceptable terms within an attractive time frame.

Delays in investing the net proceeds raised in this initial public offering or any follow-on offering of shares of our common stock may cause our performance to be worse than that of other fully invested Business Development Companies or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this initial public offering or any follow-on offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it may take us a substantial period of time to invest substantially all of the net proceeds of this initial public offering, or any follow-on offering, in securities meeting our investment objective. During this period, we will invest the net proceeds from this initial public offering or any follow-on offering primarily in high-quality, short-term debt securities, consistent with our BDC election and our election to be taxed as a RIC, at yields significantly below the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. In addition, until such time as the net proceeds of this initial public offering or any follow-on offering are invested in securities meeting our investment objective, the market price for our common stock may decline. Thus, the return on your investment may be lower than when, if ever, our portfolio is fully invested in securities meeting our investment objective.

We may experience fluctuations in our quarterly results.

We may experience fluctuations in our quarterly results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we may acquire, changes in accrual status of our portfolio company investments, distributions, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our market and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." As a result, we intend to take advantage of the exemption for emerging growth companies allowing us to temporarily forgo the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. We cannot predict if investors will find shares of our common stock less attractive because we will rely on this exemption. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile. We do not intend to take advantage of other disclosure or reporting exemptions for emerging growth companies under the JOBS Act. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (b) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Accordingly, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. We may identify deficiencies in our internal control over financial reporting in the future, including significant deficiencies and material weaknesses. A "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company's financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal control on financial reporting on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not detect. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Risks Relating to Our Use of Leverage and Credit Facilities

If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. If we use leverage to partially finance our investments, through borrowings from banks and other lenders, you will experience increased risks of investing in our common stock, including the likelihood of default. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged.

Similarly, any decrease in our income would cause our net income to decline more sharply than it would have had we not borrowed. To the extent we incur additional leverage, these effects would be further magnified, increasing the risk of investing in us. Such a decline could negatively affect our ability to make common stock distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and we only intend to use leverage if expected returns will exceed the cost of borrowing.

Historically, as a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 150%. For example, under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity. If we were to incur such leverage, our NAV will decline more sharply if the value of our assets declines than if we had not incurred such leverage.

Any credit facility we may enter into in the future would likely subject all or significant amounts of our assets to security interests and if we default on our obligations under such a credit facility, we may suffer adverse consequences, including foreclosure on our assets.

If we enter into a secured credit facility, all or significant amounts of our assets would likely be pledged as collateral to secure borrowings thereunder. If we default on our obligations under such a facility, the lenders may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we intend to operate. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the dividends that we intend to pay to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under a secured credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under such facility.

The current period of capital markets disruption and economic uncertainty may make it difficult to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience, including being at a higher cost in rising rate environments. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. An inability to extend the maturity of, or refinance, our existing indebtedness or obtain new indebtedness could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Distributions

Because we intend to distribute at least 90% of our taxable income each taxable year to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders at least 90% of our taxable income each taxable year, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we would be subject to income taxes at the corporate rate applicable to net capital gains on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. Because we will continue to need capital to grow our investment portfolio, these limitations together with the asset coverage requirements applicable to us may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

We may not be able to pay you distributions, our distributions may not grow over time and/or a portion of our distributions may be a return of capital.

We intend to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to sustain a specified level of cash distributions or periodic increases in cash distributions. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our ability to be subject to tax as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future When we make distributions, our distributions generally will be treated as dividends for U.S. federal income tax purposes to the extent such distributions are paid out of our current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a stockholder's basis in our stock and, assuming that a stockholder holds our stock as a capital asset, thereafter as a capital gain. A return of capital generally is a return of a stockholder's investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of shares of our common stock or from borrowings in anticipation of future cash flow, which could constitute a return of stockholders' capital and will lower such stockholders' tax basis in our shares, which may result in increased tax liability to stockholders when they sell or otherwise dispose of such shares. The tax liability incurred by such stockholders upon the sale or other disposition of shares of our common stock may increase even if such shares are sold at a loss.

We will be subject to corporate-level U.S federal income tax if we are unable to obtain and maintain our qualification as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To obtain and maintain our status as a RIC and be relieved of U.S. federal taxes on income and gains distributed to our stockholders, we must meet the following annual distribution, income source and asset diversification requirements:

  The annual distribution requirement will be satisfied if we distribute to our stockholders each taxable year an amount generally at least equal to 90% of the sum of our net taxable income plus realized net short-term capital gains in excess of realized net long-term capital losses, if any.
  Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the annual distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus could become subject to corporate-level income tax.
  The 90% gross income test will be satisfied if we earn at least 90% of our gross income for each taxable year from dividends, gains from the sale of stock or securities or similar sources.

  The diversification test will be satisfied if, at the end of each quarter of our taxable year, at least 50% of the value of our assets consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could cause us to incur substantial losses.

If we fail to be subject to tax as a RIC and are subject to entity-level U.S. federal corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we are required to recognize income for U.S. federal income tax purposes before or without receiving cash representing such income.

For U.S. federal income tax purposes, we generally may be required to include in income certain amounts that we will have not yet received in cash, such as OID or certain income accruals on contingent payment debt instruments, which may occur if we receive warrants in connection with the origination of a loan or possibly in other circumstances. Such OID is generally required to be included in income before we receive any corresponding cash payments. In addition, our loans may contain PIK interest provisions. Any PIK interest, computed at the contractual rate specified in each loan agreement, is generally required to be added to the principal balance of the loan and recorded as interest income. We also may be required to include in income certain other amounts that we do not receive, and may never receive, in cash. To avoid the imposition of corporate-level tax on us, this non-cash source of income may need to be distributed to our stockholders in cash or, in the event we determine to do so, in shares of our common stock, even though we may have not yet collected and may never collect the cash relating to such income.

Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the annual distribution requirement necessary to be relieved of entity-level U.S. federal taxes on income and gains distributed to our stockholders. Accordingly, we may have to sell or otherwise dispose of some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to satisfy the annual distribution requirement and thus become subject to corporate-level U.S. federal income tax.

We may in the future choose to pay distributions partly in our own stock, in which case you may be subject to tax in excess of the cash you receive.

We may distribute taxable distributions that are payable in part in our stock. In accordance with certain applicable U.S. Treasury regulations and other related administrative pronouncements issued by the Internal Revenue Service, or the IRS, a RIC may be eligible to treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder is permitted to elect to receive his or her entire distribution in either cash or stock of the RIC, subject to the satisfaction of certain guidelines. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the distribution paid in stock generally will be equal to the amount of cash that could have been received instead of stock. Taxable stockholders receiving such distributions will be required to include the full amount of the distribution as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of their share of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be subject to tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock.

In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, such sales may put downward pressure on the trading price of our stock.]

Risks Relating to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or parts of our investments.

The companies in which we intend to invest will typically be highly leveraged, and, in most cases, our investments in such companies will not be rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or BAA), which is often referred to as "high-yield" and "junk." Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Investing in middle-market companies involves a number of significant risks.

Certain of our debt investments may consist of debt securities for which issuers are not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. Increases in interest rates may affect the ability of our portfolio companies to repay debt or pay interest, which may in turn affect the value of our portfolio investments, and our business, financial condition and results of operations.

Among other things, portfolio companies:

  may have limited financial resources, may have limited or negative EBITDA and may be unable to meet their obligations under their debt instruments that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees from subsidiaries or affiliates of our portfolio companies that we may have obtained in connection with our investments, as well as a corresponding decrease in the value of the equity components of our investments;
  may have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;
  may operate in regulated industries and/or provide services to federal, state or local governments, or operate in industries that provide services to regulated industries or federal, state or local governments, any of which could lead to delayed payments for services or subject the company to changing payment and reimbursement rates or other terms;
  may not have collateral sufficient to pay any outstanding interest or principal due to us in the event of a default by these companies;
  are more likely to depend on the management talents and efforts of a small group of people; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
  may have difficulty accessing the capital markets to fund capital needs, which may limit their ability to grow or repay outstanding indebtedness at maturity;
  may not have audited financial statements or be subject to the Sarbanes-Oxley Act and other rules that govern public companies;
  generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and
  generally have less publicly available information about their businesses, operations and financial condition.

These factors may make certain of our portfolio companies more susceptible to unforeseen social disruptions and adverse effects, such as those seen during the COVID-19 pandemic and resulting government regulations. As a result of the limitations associated with certain portfolio companies, we must therefore rely on the ability of our investment team to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. In addition, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

Finally, as noted above, little public information generally exists about privately owned companies, and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our investment team to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies.

If we acquire the securities and obligations of distressed or bankrupt companies, such investments may be subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than-expected investment values or income potentials and resale restrictions.

We may acquire the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income for our stockholders may be diminished, particularly where the portfolio company has negative EBITDA.

We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied, whether through liquidation, an exchange offer or a plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation. In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt held by us, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.

Moreover, any securities received by us upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities.

Our portfolio companies may prepay loans, which may reduce our yields if capital returned cannot be invested in transactions with equal or greater expected yields.

The loans we anticipate holding in our investment portfolio may be prepaid at any time, generally with little advance notice. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change, we do not know when, and if, prepayment may be possible for each portfolio company. In some cases, the prepayment of a loan may reduce our achievable yield if the capital returned cannot be invested in transactions with equal or greater expected yields, which could have a material adverse effect on our business, financial condition and results of operations.

The lack of liquidity in our investments may adversely affect our business.

We intend to invest in companies whose securities are not publicly traded, and whose securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. In fact, all of our assets may be invested in illiquid securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments and suffer losses. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. In addition, we may also face restrictions on our ability to liquidate our investments if our investment team or any of their affiliates have material nonpublic information regarding the portfolio company.

We may not have the funds or ability to make additional investments in our portfolio companies.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through a follow-on investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may reduce the expected yield on the investment or may impair the value of our investment in any such portfolio company.

Portfolio companies may be highly leveraged.

We intend to invest in first lien loans issued by lower middle-market, and middle-market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Our portfolio companies may incur debt that ranks equally with, or senior to, some of our investments in such companies.

We intend to invest in senior secured loans, including unitranche and second lien debt instruments, as well as unsecured debt instruments, issued by our portfolio companies. If we invest in unitranche, second lien, or unsecured debt instruments, our portfolio companies typically may be permitted to incur other debt that ranks equally with, or senior to, such debt instruments. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we will be entitled to receive payments in respect of the debt securities in which we will invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. In such cases, after repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we will invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

The disposition of our investments may result in contingent liabilities.

In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we may structure some of our investments as senior loans, if one of our portfolio companies were to enter bankruptcy proceedings, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors, depending on the facts and circumstances, including the extent to which we actually provide managerial assistance to that portfolio company. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken in rendering significant managerial assistance.

Second priority liens on collateral securing loans that we may make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we may make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we may make to portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions may be taken with respect to the collateral and will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event such portfolio companies default on their indebtedness.

We may make unsecured debt investments in portfolio companies. Unsecured debt investments are unsecured and junior to other indebtedness of the portfolio company. As a consequence, the holder of an unsecured debt investment may lack adequate protection in the event the portfolio company becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the portfolio company defaults on its indebtedness. In addition, unsecured debt investments of middle-market companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.

We may incur greater risk with respect to investments we acquire through assignments or participations of interests.

Although we intend to originate a substantial portion of our loans, we may acquire loans through assignments or participations of interests in such loans. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to such debt obligation. However, the purchaser's rights can be more restricted than those of the assigning institution, and we may not be able to unilaterally enforce all rights and remedies under an assigned debt obligation and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest and not directly with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, we will not be able to conduct the same level of due diligence on a borrower or the quality of the loan with respect to which we are buying a participation as we would conduct if we were investing directly in the loan. This difference may result in us being exposed to greater credit or fraud risk with respect to such loans than we expected when initially purchasing the participation.

We generally do not expect to control our portfolio companies.

We generally do not expect to control our portfolio companies. As a result, we may be subject to the risk that a portfolio company may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor, including actions that could decrease the value of our investment. Due to the lack of liquidity for our anticipated investments, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation.

Defaults by our portfolio companies would harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, we may write down the value of a portfolio company investment upon the worsening of the financial condition of the portfolio company or in anticipation of a default, which could also have a material adverse effect on our business, financial condition and results of operations.

Our portfolio companies may experience financial distress and our investments in such companies may be restricted.

Our portfolio companies may experience financial distress from time to time. Debt investments in such companies may cease to be income-producing, may require us to bear certain expenses to protect our investment and may subject us to uncertainty as to when, in what manner and for what value such distressed debt will eventually be satisfied, including through liquidation, reorganization or bankruptcy. Any restructuring can fundamentally alter the nature of the related investment, and restructurings may not be subject to the same underwriting standards that we employ in connection with the origination of an investment. In addition, we may write down the value of our investment in any such company to reflect the status of financial distress and future prospects of the business. Any restructuring could alter, reduce or delay the payment of interest or principal on any investment, which could delay the timing and reduce the amount of payments made to us. For example, if an exchange offer is made or plan of reorganization is adopted with respect to the debt securities we currently hold, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will have a value or income potential similar to what we anticipated when our original investment was made or even at the time of restructuring.

Restructurings of investments might also result in extensions of the term thereof, which could delay the timing of payments made to us, or we may receive equity securities, which may require significantly more of our management's time and attention or carry restrictions on their disposition. We cannot assure you that any particular restructuring strategy pursued by our investment team will maximize the value of or recovery on any investment.

We may not realize gains from our equity investments.

Certain investments we may make may include warrants or other equity securities. In addition, we may make direct equity investments in companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we may receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from the equity interests we may hold, and any gains that we do realize on the disposition of any such equity interests may not be sufficient to offset any other losses we may experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We may seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

We are subject to certain risks associated with foreign investments.

We may make investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in foreign exchange rates, exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. In addition, such foreign investments generally do not constitute "qualifying assets" under the 1940 Act.

Our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our business as a whole.

We may expose ourselves to risks if we engage in hedging transactions.

Subject to applicable provisions of the 1940 Act and applicable regulations promulgated by the Commodity Futures Trading Commission, we may enter into hedging transactions, which may expose us to risks associated with such transactions. Such hedging may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions and amounts due under any credit facility from changes in currency and market interest rates. Use of these hedging instruments may include counterparty credit risk. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions and amounts due under any credit facility or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of any hedging transactions, if any, will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings or credit facilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore have few restrictions with respect to the proportion of our assets that may be invested in securities of a single industry or issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single industry or issuer, excluding limitations on investments in other investment companies. To the extent that we assume large positions in the securities of a small number of industries or issuers, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market's assessment of the security, industry or issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond RIC diversification requirements, we will not have fixed guidelines for diversification, and our investments could be concentrated in relatively few industries or issuers.

We have not yet identified most of the portfolio companies we will invest in using the proceeds of this offering.

We have not yet identified most of the portfolio investments that we will acquire with the proceeds of this offering. We have significant flexibility in investing the net proceeds of this offering and any future offering, and may do so in a way with which you may not agree. Additionally, we might select our investments subsequent to the closing of this offering, and our stockholders will have no input with respect to such investment decisions. Further, other than general limitations that may be included in a future credit facility, the holders of our debt securities will generally not have veto power or a vote in approving any changes to our investment or operational policies. These factors increase the uncertainty, and thus the risk, of investing in our common stock. In addition, pending such investments, we will invest the net proceeds from this offering primarily in high-quality, short-term debt securities, consistent with our BDC election and our election to be taxed as a RIC, at yields significantly below the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. If we are not able to identify or gain access to suitable investments, our income may be limited.

We may enter into total return swap agreements which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may enter into a total return swap ("TRS") directly or through a wholly-owned financing subsidiary. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

A TRS may enable us to obtain the economic benefit of owning assets subject to the TRS, without actually owning them, in return for an interest type payment to the counterparty. As such, the TRS would be analogous to us borrowing funds to acquire assets and incurring interest expense to a lender.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, we may incur certain costs in connection with a TRS that could in the aggregate be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. We may be required to post cash collateral amounts to secure our obligations to the counterparty under a TRS. The counterparty, however, may not be required to collateralize any of its obligations to us under a TRS. We would bear the risk of depreciation with respect to the value of the assets underlying a TRS and may be required under the terms of a TRS to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by us would be determined primarily on the basis of the aggregate value of the underlying assets.

If the counterparty chooses to exercise its termination rights under a TRS, it is possible that, because of adverse market conditions existing at the time of such termination, we will owe more to the counterparty (or will be entitled to receive less from the counterparty) than we would otherwise have if we controlled the timing of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See "Risks Related to Our Use of Leverage and Credit Facilities" .

For purposes of the asset coverage ratio test applicable to the Company as a BDC, the Company treats the outstanding notional amount of a TRS, less the initial amount of any cash collateral required to be posted by the Company or its wholly-owned financing subsidiary under the TRS, as a senior security for the life of that instrument. The Company may, however, accord different treatment to a TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC. In particular, the Company's treatment of a TRS may be impacted by the recently adopted SEC rule regarding derivatives use by a BDC, as described below.

Further, for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying a TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. The Company may, however, accord different treatment to a TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC. In particular, the Company's treatment of a TRS may be impacted by the recently adopted SEC rule regarding derivatives use by a BDC, as described below.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

In November 2020, the SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations. Under the newly adopted rules, BDCs that use derivatives will be subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements and requirements related to board reporting.

These new requirements will apply unless the BDC qualifies as a "limited derivatives user," as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts.

Loans to relatively new and/or small companies and companies operating in the venture industry generally involve significant risks.

We primarily provide loans to relatively established companies with some operating history in the industry, but because the venture industry is relatively new and rapidly evolving, some of these companies may be relatively new and/or small companies. Loans to relatively new and/or small companies and companies operating in the venture industry generally involve a number of significant risks, including, but not limited to, the following:

  these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral securing our loan and a reduction in the likelihood of us realizing a return on our loan;
  they typically have shorter operating histories, narrower product lines and smaller market shares than larger and more established businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;
  they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such borrower and, in turn, on us;
  there is generally less public information about these companies. Unless publicly traded, these companies and their financial information are generally not subject to the regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed lending decision and cause us to lose money on our loans;
  they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;
  we, our executive officers and directors may, in the ordinary course of business, be named as defendants in litigation arising from our loans to such borrowers and may, as a result, incur significant costs and expenses in connection with such litigation;
  changes in laws and regulations, as well as their interpretations, may have a disproportionate adverse effect on their business, financial structure or prospects compared to those of larger and more established companies; and
  they may have difficulty accessing capital from other providers on favorable terms or at all.

Portfolio companies operating in a highly regulated business will require significant resources

In the event we invest in a portfolio company operating in a highly regulated business environment, in such a case, we would expect a significant amount of such portfolio company's management's time and external resources to be used to comply with the laws, regulations and guidelines that impact their business, and changes thereto, and such compliance may place a significant burden on such management and other resources of a portfolio company

Risks Relating to Our Common Stock

Shares of closed-end investment companies, including BDCs, may trade at a discount to their NAV

Shares of closed-end investment companies, including BDCs, may trade at a discount to their NAV. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that our NAV per share may decline. We cannot predict whether our common stock will trade at, above or below NAV.

Investing in our common stock may involve an above-average degree of risk .

The investments we intend to make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. Our investments in portfolio companies involve higher levels of risk, and therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the expected market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

  significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;
  inability to obtain any exemptive relief that may be required by us from the SEC, if any;
  changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to RICs and BDCs;
  loss of our BDC or RIC status;
  changes in earnings or variations in operating results or distributions that exceed our net investment income;
  increases in expenses associated with defense of litigation and responding to SEC inquiries;
  changes in accounting guidelines governing valuation of our investments;
  changes in the value of our portfolio of investments and any derivative instruments, including as a result of general economic conditions, interest rate shifts and changes in the performance of our portfolio companies;
  any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;
  sales of our common stock by the Seed Investor (as defined below);
  departure of our Investment Team's key personnel; and
  general economic trends and other external factors, including those related to the COVID-19 pandemic.

Certain provisions of our charter and bylaws and actions of our Board of Directors could deter takeover attempts and have an adverse impact on the value of shares of our common stock.

Our charter, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third-party from attempting to acquire us. Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Our Board of Directors may, without stockholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; and our Board of Directors may, without stockholder action, amend our charter to increase the number of shares of our common stock, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of shares of our common stock the opportunity to realize a premium over the value of shares of our common stock.

Our common stockholders will bear the expenses associated with our borrowings, and the holders of our debt securities will have certain rights senior to our common stockholders.

If in the future we issue debt securities, all of the costs of offering and servicing such debt, including interest thereon, will be borne by our common stockholders. The interests of the holders of any debt we may issue will not necessarily be aligned with the interests of our common stockholders. In particular, the rights of holders of our debt to receive interest or principal repayment will be senior to those of our common stockholders. In addition, we may grant a lender a security interest in a significant portion or all of our assets, even if the total amount we may borrow from such lender is less than the amount of such lender's security interest in our assets.

Prior to our initial public offering, there will be no public market for our common stock, and we cannot assure you that the market price of shares of our common stock will not decline following our initial public offering .

Before our initial public offering, there will be no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after our initial public offering. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock may not bear any relationship to the market price at which it may trade after our initial public offering. We cannot assure you that the market price of shares of our common stock will not decline following our initial public offering. In addition, if our common stock trades below its NAV, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of our stockholders (including our unaffiliated stockholders) and our independent directors for such issuance.

Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock.

The 1940 Act prohibits us from selling shares of our common stock at a price below the current NAV per share of such stock with certain exceptions. One such exception is prior stockholder approval of issuances of securities to subscribe to, convert to or purchase shares of our common stock even if the subscription, conversion or purchase price per share of our common stock is below the NAV per share of our common stock at the time of any such subscription, conversion or purchase. Any decision to sell securities to subscribe to, convert to or purchase shares of our common stock will be subject to the determination by our Board of Directors that such issuance is in our and our stockholders' best interests. If we issue securities to subscribe to, convert to or purchase shares of common stock, the exercise or conversion of such securities would increase the number of outstanding shares of our common stock. Any such exercise or conversion would be dilutive on the voting power of existing stockholders and could be dilutive with regard to distributions and our NAV, and other economic aspects of the common stock.

Members of our management team and our Board of Directors and affiliated companies have been, and may from time to time be, involved in legal proceedings or governmental investigations unrelated to our business .

Members of our management team and our board of directors have been involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result of such involvement, members of our management team and our board of directors and affiliated companies have been, and may from time to time be, involved in legal proceedings or governmental investigations unrelated to our business. Any such proceedings or investigations may be detrimental to our reputation and could negatively affect our ability to operate our business and may have an adverse effect on the price of our common stock.

EXECUTIVE COMPENSATION

Overview

We are a newly organized corporation that is an internally managed BDC, making debt and equity investments in growing companies. Our senior management team consists of Haris Khurshid, [.], [.], [.], [.] and [.], and [.]. We refer to Haris Khurshid and [.] as the named executive officers, or NEOs. We have entered into certain employment offer letters with each of the NEOs (the "NEO Agreements"), as well as certain of our other senior management team members referenced above, regarding their compensation packages. Please also see "Certain Relationships and Related-Party Transactions" for a discussion of certain shares of common stock received by certain of our senior management team members in connection with the Formation Transactions. Our executive compensation program is designed to encourage our executive officers to think and act like our stockholders. The structure of our NEOs' compensation arrangements and incentive compensation programs are designed to encourage and reward the following:

  sourcing and pursuing attractively priced investment opportunities in all types of securities within our investment strategy and objective;
  accomplishing our investment objective;
  ensuring we allocate capital in the most effective manner possible; and
  creating and growing stockholder value.

  Our Compensation Committee adopts, reviews and approves all of our compensation arrangements and policies.

  Executive Compensation Policy

  Overview. Our performance-driven compensation policy consists of the following three components:

    base salary;
    annual cash bonuses; and
    equity and equity-based compensation pursuant to the Long-Term Incentive Plan ("Long-Term Incentive Plan").

  We carefully design each NEO's compensation package to appropriately reward the NEO for his or her contribution to the Company and align with the interests of our stockholders. This is not a mechanical process, and our Compensation Committee uses its judgment and experience, working in conjunction with our Chief Executive Officer, to determine the appropriate mix of compensation for each NEO. Cash compensation consisting of base salary and discretionary annual cash bonuses tied to company performance, the achievement of individual performance goals and other metrics set by the Compensation Committee are intended to incentivize NEOs to remain employed with us and incentivize them to work towards achieving our goals. Equity and equity-based compensation may be awarded based on performance expectations set by the Compensation Committee for each individual and, over time, on his or her performance against those expectations. We continually assess our mix of short-term cash compensation and longer term equity-based compensation to encourage retention of key employees and align their interests with our stockholders.

  Base Salary. Base salary is set at a level so as to recognize the particular experience, skills, knowledge and responsibilities required of the NEOs in their roles. In connection with determining the 2025 annual base salaries of the NEOs, the Compensation Committee and management considered a number of factors including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual prior to our formation, and the number of well-qualified candidates available in our area. In addition, we considered the annual base salaries paid to comparably situated executive officers of similar entities and other competitive market practices. We have not used third-party compensation consultants in connection with determining annual base salaries or for any other purpose, but expect to do so going forward.

  The annual base salaries of the NEOs will be reviewed on an annual basis, as well as at the time of promotion or other changes in responsibilities. The leading factors in determining increases in annual base salary level are relative performance, relative cost of living and competitive pressures. As more fully described below, we have entered into the NEO Agreements with our NEOs. The NEO Agreements provide that Mr. [.] and Mr. [.] annual base salaries may not be decreased. Further, if the Compensation Committee lowers either of [.] or [.] annual base salaries, such an action would constitute a Good Reason (as defined in the NEO Agreements) entitling each such individual to resign and collect their respective severance payments pursuant to the NEO Agreements. See the section below entitled "Severance" for more information regarding resignations constituting terminations entitling parties to severance payments.

  Annual cash bonuses. Annual cash bonuses are intended to reward individual performance during the calendar year and can therefore be highly variable from year to year. Currently, these bonuses are determined on a discretionary basis by the Compensation Committee and will be determined for each NEO based upon company performance, individual performance and other metrics set by the Compensation Committee, with our management's input.

  Long-Term Incentive Awards

  Generally. We have adopted the Long-Term Incentive Plan to provide equity and equity-based awards as long-term incentive compensation to our executive officers and key employees.

    we expect to use equity and equity-based awards to:
    attract and retain key officers and employees;
    motivate our officers and employees by means of performance-related incentives to achieve long- range performance goals;
    enable our officers and employees to participate in our long-term growth; and
    link our officers' and employees' compensation to the long-term interests of our stockholders.

  Subject to the terms of the Long-Term Incentive Plan, the Compensation Committee will determine the persons to receive equity and equity-based awards. At the time of each award, the Compensation Committee will determine the terms of the award, including any performance period (or periods) and any performance objectives relating to the award, subject to the terms and conditions set forth in the Long-Term Incentive Plan.

  Restricted Stock and Restricted Stock Units. Generally BDCs, such as us, may not grant shares of their stock for services without an exemptive order from the SEC. Our Long-Term Incentive Plan allows the Compensation Committee to grant restricted stock and restricted stock units, but the Compensation Committee will not grant such awards unless and until we obtain from the SEC an exemptive order permitting such grants. We have applied for an exemptive order from the SEC to permit us to issue shares of restricted stock, but not restricted stock units, as part of the compensation packages for certain of our executive officers and key employees. If exemptive relief is obtained and such plan is approved by our stockholders, the Compensation Committee may award shares of restricted stock, but not restricted stock units, to plan participants in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of the Long-Term Incentive Plan.

  The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC. Each grant of restricted stock will be for a fixed number of shares as set forth in an award agreement between the grantee and us. Award agreements will set forth time and/or performance vesting schedules and other appropriate terms and/or restrictions with respect to awards, including rights to distributions and voting rights.

  Competitive Market Review

  We consider competitive market practices with respect to the salaries and total compensation of our NEOs. We review the market practices of similar companies by speaking to other financial professionals and reviewing annual reports on Form 10-K or similar information of other internally managed BDCs. We also expect to engage an independent compensation consultant to review our NEO compensation.

  Severance

  Upon certain terminations of employment, the NEO Agreements provide that the certain NEOs may receive severance payments and equity and equity-based awards under our Long-Term Incentive Plan may vest and/or become immediately exercisable or salable as described herein.

  Long-Term Incentive Plan. As discussed in more detail in the section below entitled "Compensation Plans," our Long-Term Incentive Plan will be effective upon receipt of the exemptive relief from the SEC discussed herein and stockholder approval. Upon specified covered transactions involving a change in control (as defined in the Long-Term Incentive Plan), all outstanding awards under the Long-Term Incentive Plan will be subject to accelerated vesting in full and then terminated to the extent not exercised within a designated time period.

  Severance. The following discussion regarding severance payments applies only to certain NEOs with whom we have entered into NEO Agreements. See the section below titled "NEO Agreements" for more information regarding severance payments.

  The rationale behind providing severance packages under certain circumstances described below is to attract and retain talented executives and assure them that they will not be financially disadvantaged if they relocate and/or leave another job to join us, but are not retained following a transaction and to ensure that our business is operated and governed for our stockholders by a management team, and under the direction of a board of directors, who are not financially motivated to frustrate the consummation of such a transaction.

  Conclusion

  Our compensation policies are designed to retain and motivate our NEOs and to ultimately reward them for outstanding performance which grows the value of the Company. We believe the retention and motivation of our NEOs will enable us to grow strategically and position ourselves competitively in our market.

  Named Executive Officer Compensation

  During the year ending December 31, 2024, we will not pay any salaries or bonuses to our NEOs as we commence our operations as a BDC in 2024. We also will not issue any equity-based compensation, including stock options or restricted stock, to our NEOs during the year ending December 31, 2024 and none will be outstanding. Certain of our NEOs will receive the annual base salaries and be entitled to bonus compensation as described below in the year beginning January 1, 2025. The expected annual base salaries of the NEOs are as follows:

Name	2025 Annual Base Salary (1)
[ ]	$[.]
[ ]	$[.]
[ ]	$[.]

  (1) Reflects expected annual base salary for 2025 fiscal year.

  In addition to their annual base salaries, [.], [.] and [.] are entitled to cash bonuses of $[.], $[.] and $[.], respectively, and an additional $[.], $[.] and $[.], which are subject to forfeiture if the deadline for registration and listing of the shares of our common stock is not met. See "NEO Agreements". The NEOs will also be eligible to receive additional discretionary annual cash bonuses as may be declared from time to time by the Compensation Committee, which bonuses will be based on company performance, individualized performance and other metrics.

  Independent Director Compensation

  Independent Director Fees

  We pay each independent director a fee of [$] per year for serving as a director. We are also authorized to pay the reasonable out-of-pocket expenses of each independent director incurred by such director in connection with the fulfillment of his or her duties as an independent director. Our interested directors do not receive any compensation for their services as directors. The Compensation Committee periodically reviews the compensation of our independent directors and recommends any changes to our Board for approval.

  During the year ending December 31, 2024, we will not pay any fees to our independent directors as we commence operations as a BDC in 2024.

  Non-Employee Director Plan

  Our Board has approved the Non-Employee Director Restricted Stock Plan (the "Non-Employee Director Plan") to be effective upon receipt of exemptive relief from the SEC as discussed below and stockholder approval. The Non-Employee Director Plan provides a means through which we may attract and retain qualified independent directors to enter into and remain in service on our Board. Under the Non-Employee Director Plan, at the beginning of each one-year term of service on our Board, each independent director may, at the discretion of the Compensation Committee, receive a grant of shares of restricted stock in an amount determined by the Compensation Committee. These restricted shares are subject to forfeiture provisions that will lapse as to an entire award at the end of the one-year term.

  We have applied for an exemptive order from the SEC to permit us to issue shares of restricted stock under the Non-Employee Director Plan to our independent directors. If exemptive relief is obtained and such plan is approved by our stockholders, the Compensation Committee may award shares of restricted stock under the Non-Employee Director Plan in such amounts and on such terms as the Compensation Committee determines and consistent with any exemptive order the SEC may issue and the terms of the Non-Employee Director Plan. The SEC is not obligated to grant an exemptive order to allow this practice and will do so only if it determines that such practice is consistent with stockholder interests and does not involve overreaching by management or our Board. We cannot provide any assurance that we will receive such exemptive relief from the SEC.

  NEO Agreements

  As described above, we have entered into the NEO Agreements with our NEOs. The NEO Agreements provide for employment "at will" and specify an initial base salary equal to the salary outlined in "Named Executive Officer Compensation."

  In addition to their annual base salaries, the NEOs will be eligible to receive discretionary annual cash bonuses as may be declared from time to time by the Compensation Committee, which bonuses will be based on individualized performance and other metrics. The Compensation Committee will establish such performance objectives, as well as determine the actual bonus awarded to each NEO, annually.

  There is no in person board meeting requirement, per se, since we anticipate that many board meetings will occur virtually, however at least one board meeting will occur in person in our Chicago offices.

  The NEO Agreements provide for, to the extent permitted by applicable law, a non-competition period and other restrictive covenants after termination of employment. In addition, the NEO Agreements provide for, to the extent permitted by applicable law, a non-solicitation period after any termination of employment and for perpetual protection of confidential company information.

  In addition to their annual base salaries, [.], [.] and [.] are entitled to cash bonuses of $[.], $[.] and $[.], respectively, and an additional $[.], $[.] and $[.], respectively, which are subject to forfeiture if the deadline for registration and listing of the shares of our common stock is not met.

  As compensation for serving on our board, each of our independent directors receives an annual fee of $[.] and the chairperson of each committee receives an additional $[.] annual fee. Each independent director also receives $[.] for each board or committee meeting they attend, whether in person or telephonically. In 2014, we granted each independent director an additional retainer of $[.], which was distributed as shares of common stock in lieu of cash. In addition, upon re-election to the board of directors, each independent director is granted an option to purchase 15,000 shares and an additional award of 5,000 shares of restricted stock. Employee directors and non-independent directors do not receive compensation for serving on our board. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board meetings.

  Our board has implemented caps on the total annual compensation payable to our non-employee directors. Pursuant to the caps approved by our board, the total annual compensation payable to each director (other than the director serving as chair of our audit committee) will be limited to $[.] per year. The total annual compensation payable to the director serving as chair of our audit committee will be limited to $[.] per year.

  Directors do not receive any perquisites or other personal benefits from us.

  Under current SEC rules and regulations applicable to business development companies, referred to as a BDC, a BDC may not grant options or restricted stock to non-employee directors unless it receives exemptive relief from the SEC. We plan to file an exemptive relief request with the SEC to allow options and restricted stock to be issued to its non-employee directors, which upon approval will permit our employees to exercise their stock options and restricted stock and pay any related income taxes using a cashless exercise program.

  Compensation Plans

  Long-Term Incentive Plan

  Our Board has approved our Long-Term Incentive Plan, to be effective upon receipt of the exemptive relief from the SEC discussed below and stockholder approval, for the purpose of attracting and retaining the services of executive officers and other key employees. Under our Long-Term Incentive Plan, the Compensation Committee may award restricted stock, restricted and performance stock unit awards, incentive stock options, non-statutory stock options, performance awards, dividend equivalent rights and other stock-based awards to our executive officers and other key employees.

  The Compensation Committee will administer the Long-Term Incentive Plan and has the authority, subject to the provisions of the Long-Term Incentive Plan, to determine who will receive awards under the Long-Term Incentive Plan and the terms of such awards. Our Compensation Committee will be required to adjust the number of shares available for awards, the number of shares subject to outstanding awards and the exercise price for awards following the occurrence of certain specified events such as stock splits, distributions and recapitalizations.

  Upon specified covered transactions (as defined in the Long-Term Incentive Plan), all outstanding awards under the Long-Term Incentive Plan will be subject to accelerated vesting in full and then terminated to the extent not exercised prior to the covered transaction.

  Awards under the Long-Term Incentive Plan will be granted to our executive officers and other key employees as determined by the Compensation Committee at the time of each issuance.

  Under the 1940 Act, BDCs cannot issue stock for services to their executive officers and employees other than options, warrants and rights to acquire capital stock. As a result, we have applied for exemptive relief from the SEC to permit us to grant restricted stock in exchange for or in recognition of services by our executive officers and other key employees. We cannot provide any assurance that we will receive exemptive relief from the SEC in either case.

  401(k) Plan

  We maintain a 401(k) plan in which all full-time employees who are at least 21 years of age and have three months of service are eligible to participate. Eligible employees have the opportunity to contribute their compensation on a pretax salary basis into the 401(k) plan up to the IRS limits annually for the 2025 plan year, and to direct the investment of these contributions. Plan participants who are age of 50 or older during the 2025 plan year are eligible to defer additional "catch up contributions" in amounts up to IRS limits during 2025.

  Stock Ownership Guidelines

  The Company implemented stock ownership guidelines which are outlined in the Company's Corporate Governance Guidelines, which can be found on our website at [.]. The Company has implemented stock ownership guidelines because it believes that material stock ownership by directors plays a role in effectively aligning the interests of directors with those of our stockholders and strongly motivates the building of long-term stockholder value. Pursuant to the Company's stock ownership guidelines, each director is required to beneficially own at least three times the individual's annual retainer fee in Company stock, based on market value, within three years of joining the Company. The Board may make exceptions to this requirement based on particular circumstances.

  DETERMINATION OF NET ASSET VALUE

  Quarterly Determinations

  We determine the net asset value per share of our common stock quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of common stock outstanding at the date as of which the determination is made. As of the date of this prospectus, we do not have any preferred stock outstanding.

  Our investment assets are carried at fair value in accordance with the 1940 Act and FASB ASC 820, Fair Value Measurements ("ASC Topic 820"). Value, as defined in Section 2(a)(41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by our Board. Our investments are primarily made to growth stage companies. Given the nature of lending to these types of companies, our investments are generally considered Level 3 assets under ASC Topic 820 because there is no known or accessible market or market indexes for these investments to be traded or exchanged. As such, we value substantially all of our investments at fair value as determined in good faith pursuant to a consistent valuation policy and our Board in accordance with the provisions of ASC Topic 820 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our Board may differ significantly from the value that would have been used had a readily available market existed for such investments, and the differences could be material.

  The valuation process is conducted at the end of each fiscal quarter, with a portion of our valuations of portfolio companies without market quotations subject to review by one or more independent valuation firms each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

  We have adopted ASC Topic 820. ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. In accordance with ASC Topic 820, these inputs are summarized in the three levels listed below:

    Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
    Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly and model-based valuation techniques for which all significant inputs are observable.
    Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models incorporating significant unobservable inputs, such as discounted cash flow models and other similar valuations techniques. The valuation of Level 3 assets and liabilities generally requires significant management judgment due to the inability to observe inputs to valuation.

  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of observable input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

  Under ASC Topic 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset, which may be a hypothetical market, and excludes transaction costs. The principal market for any asset is the market with the greatest volume and level of activity for such asset in which the reporting entity would or could sell or transfer the asset. In determining the principal market for an asset or liability under ASC Topic 820, it is assumed that the reporting entity has access to such market as of the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable and willing and able to transact.

  With respect to investments for which market quotations are not readily available, our Board undertakes a multi-step valuation process each quarter, as described below:

    Our quarterly valuation process begins with each portfolio company or investment being initially valued by our investment professionals that are responsible for monitoring the portfolio investment;
    Preliminary valuation conclusions are then documented and reviewed by and discussed with our senior investment team, and the investment professionals consider and assess, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by our senior investment team;
    At least once annually, the valuation for each portfolio investment is reviewed by one or more independent valuation firms. Certain investments, however, will not be evaluated by an independent valuation firm unless the net asset value and other aspects of such investments in the aggregate exceed certain thresholds;
    The Audit Committee then reviews these preliminary valuations and any available data provided by an independent valuation firm and makes fair value recommendations to the Board; and
    Our Board then discusses the valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of our investment professionals, senior investment team, the respective independent valuation firms and our Audit Committee.

  Determinations in Connection with our Offerings

  In connection with each offering of shares of our common stock, our Board or an authorized committee thereof is required by the 1940 Act to make the determination that we are not selling shares of our common stock at a price below our then current net asset value per share at the time at which the sale is made. Our Board or an authorized committee thereof considers the following factors, among others, in making such determination:

    the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;
    our management's assessment of whether any material change in the net asset value per share of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) during the period beginning on the date of the most recent public filing with the SEC that discloses the net asset value per share of our common stock and ending two days prior to the date of the sale of our common stock; and
    the magnitude of the difference between the offering price of the shares of our common stock in the proposed offering and management's assessment of any material change in the net asset value per share of our common stock during the period discussed above.

  Moreover, to the extent that there is a possibility that we may (i) issue shares of our common stock at a price per share below the then-current net asset value per share of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended or supplemented, our Board or an authorized committee thereof will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value per share within two days prior to any such sale to ensure that such sale will not be below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value per share to ensure that such undertaking has not been triggered.

  These processes and procedures are part of our compliance policies and procedures. Records are made contemporaneously with all determinations described in this section and these records are maintained with other records we are required to maintain under the 1940 Act.

  CORPORATE GOVERNANCE

  Our business, property and affairs are managed under the direction of our Board. Members of our Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer, our Chief Financial Officer, our Chief Investment Officer, our Secretary and Chief Compliance Officer, and other officers and employees, and by reviewing materials provided to them and participating in meetings of the Board and its committees.

  Because our Board is committed to strong and effective corporate governance, it regularly monitors our corporate governance policies and practices to ensure we meet or exceed the requirements of applicable laws, regulations and rules, and the NASDAQ's listing standards. The Board has approved Corporate Governance Guidelines that provide a framework for the operation of the Board and address key governance practices, which can be found on our website at [.]. The Board has also adopted a number of policies to support our values and good corporate governance, including Corporate Governance Guidelines, Board committee charters, Insider Trading Policy, Code of Ethics, Code of Business Conduct and Related Person Transaction Approval Policy.

  Board Leadership Structure

  Chairman and Chief Executive Officer

  Our Board currently combines the role of Chairman of the Board with the role of Chief Executive Officer, coupled with a Lead Independent Director position to further strengthen our governance structure. Our Board believes this provides an efficient and effective leadership model for our Company. Combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

  No single leadership model is right for all companies at all times. Our Board recognizes that depending on the circumstances, other leadership models, such as a separate independent chairman of the board, might be appropriate. Accordingly, our Board periodically reviews its leadership structure.

  Moreover, our Board believes that its governance practices provide adequate safeguards against any potential risks that might be associated with having a combined Chairman and Chief Executive Officer. Specifically:

    five of the six current directors of the Company are independent directors;
    all of the members of the audit committee, compensation committee, and nominating and corporate governance committee are independent directors;
    our Board and its committees regularly conduct scheduled meetings in executive session, out of the presence of Mr. Khurshid and other members of management;
    our Board and its committees regularly conduct meetings which specifically include Mr. Khurshid;
    our Board and its committees remain in close contact with, and receive reports on various aspects of the Company's management and enterprise risk directly from our senior management and independent auditors; and
    our Board and its committees interact with employees of the Company outside the ranks of senior management.

  Lead Independent Director

    our Board has instituted the Lead Independent Director position to provide an additional measure of balance, ensure our Board's independence, and enhance its ability to fulfill its management oversight responsibilities. [.] will be the Chairman of our Compensation Committee and our Lead Independent Director:
    presides over all meetings of the directors at which the Chairman is not present, including executive sessions of the independent directors;
    has the authority to call meetings of the independent directors;
    frequently consults with the Chairman and Chief Executive Officer about strategic policies;
    provides the Chairman and Chief Executive Officer with input regarding Board meetings;
    serves as a liaison between the Chairman and Chief Executive Officer and the independent directors; and
    otherwise assumes such responsibilities as may be assigned to him by the independent directors.

  Having a combined Chairman and Chief Executive Officer, coupled with a substantial majority of independent, experienced directors, including a Lead Independent Director with specified responsibilities on behalf of the independent directors, provides the right leadership structure for our Company and is best for us and our stockholders.

  Board Oversight of Risk

  While risk management is primarily the responsibility of our management team, our Board is responsible for oversight of the material risks faced by us at both the full Board level and at the committee level.

  Our Audit Committee has oversight responsibility not only for financial reporting with respect to our major financial exposures and the steps management has taken to monitor and control such exposures, but also for the effectiveness of management's enterprise risk management process that monitors and manages key business risks facing us. In addition to our Audit Committee, the other committees of the Board consider the risks within their areas of responsibility. For example, our Compensation Committee considers the risks that may be implicated by our executive compensation program.

  Management provides regular updates throughout the year to our Board regarding the management of the risks they oversee at each regular meeting of our Board. Also, our Board receives presentations throughout the year from various department and business group heads that include discussion of significant risks as necessary. Additionally, our full Board reviews our short and long-term strategies, including consideration of significant risks facing our business and their potential impact.

  Director Independence

  The NASDAQ's listing standards and Section 2(a)(19) of the 1940 Act require that a majority of our Board and every member of the Audit, Compensation, and Nominating and Corporate Governance Committees are "independent." Under the NASDAQ's listing standards and our Corporate Governance Guidelines, no director will be considered to be independent unless and until our Board affirmatively determines that such director has no direct or indirect material relationship with the Company or our management. Our Board reviews the independence of its members annually.

  In determining that Mr. [.], [.], [.], [.], [.] and Ms. [.] are independent, the Board, through the Nominating and Corporate Governance Committee, considered the financial services, commercial, family and other relationships between each director and his or her immediate family members or affiliated entities, on the one hand, and the Company and its subsidiaries, on the other hand.

  Committees of the Board

  Our Board has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

  A brief description of each committee is included in this prospectus and the charters of the Audit, Compensation, and Nominating and Corporate Governance Committees are available on the Investor Relations section of the Company's website at [.].

  The table below provides current membership (M) and chairmanship (C) information for each standing Board committee.

Name	Audit	Compensation	Nominating and Corporate Governance
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]
[.]	[.]	[.]	[.]

  Each director is expected to make a diligent effort to attend all Board and committee meetings, as well as the Annual Meeting of Stockholders. Each of the directors will be expected to attended the Company's first 2025 Annual Meeting of Stockholders in person.

  Audit Committee. Our Board has established an Audit Committee. The Audit Committee is comprised of [.], [.] and [.], each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the NASDAQ and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. [.] currently serves as Chairman of the Audit Committee and is an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities related to: (i) appointing, overseeing and replacing, if necessary, the independent auditor; (ii) overseeing the accounting and financial reporting processes of the Company and its subsidiaries; (iii) overseeing the integrity of the financial statements of the Company and its subsidiaries; (iv) establishing procedures for complaints relating to accounting, internal accounting controls or auditing matters, (v) examining the independence qualifications and; (vi) preparing the report required by the SEC to be included in the Company's annual proxy statement; (vii) assisting the Board's oversight of the Company's compliance with legal and regulatory requirements; and (viii) assisting the Board in fulfilling its oversight responsibilities related to the systems of internal controls and disclosure controls which management has established regarding finance, accounting, and regulatory compliance.

  The Audit Committee provides assistance to our Board in various matters, including, among other things, fulfilling its responsibilities with respect to the following:

    annually, evaluating the appointment, compensation and retention of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and its subsidiaries, including resolution of disagreements between management and the independent auditor regarding financial reporting;
    preapproving any independent auditors' engagement to render audit and/or permissible non-audit services (including the fees charged and proposed to be charged by the independent auditors);
    receiving formal written statements, at least annually, from the independent auditor regarding the auditor's independence, including a delineation of all relationships between the auditor and the Company; discussing with the independent auditor any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, addressing, at least annually, the matters, required by applicable requirements of the Public Company Accounting Oversight Board; recommending to the Board actions to satisfy the Board of the independence of the audit; and, if so determined by the Committee, recommending that the Board take appropriate action to oversee the independence of the auditor;
    at least annually, obtaining and reviewing a report from the independent auditor detailing the firm's internal quality control procedures, any material issues raised by the independent auditor's internal quality control review, peer review or any governmental or other professional inquiry performed within the past five years and any remedial actions implemented by the firm and all relationships between the independent auditor and the Company;
    annually, obtaining from the independent auditors a formal written statement of the fees billed in the last fiscal year for categories of services rendered by the independent auditors, and listed in the Committee charter;
    monitoring the rotation of the lead (or coordinating) audit partner (or other employees of the independent auditor if required by SEC rules and regulations) having primary responsibility for the audit and the audit partner responsible for reviewing the audit;
    considering the effect on the Company of: (i) any changes in accounting principles or practices proposed by management or the independent auditors; and (ii) any changes in service providers, such as the accountants, that could impact the Company's internal control over financial reporting;
    evaluating the efficiency and appropriateness of the services provided by the independent auditors, including any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information;
    reviewing with the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;
    reviewing with the independent auditor the overall scope and plans for audits, including authority and organizational reporting lines and adequacy of staffing and compensation;
    interacting with the independent auditors, including meeting with the independent auditors at least four times during each fiscal year, reviewing and, where necessary, resolving any problems or difficulties the independent auditor may have encountered in connection with the annual audit or otherwise, any management letters provided to the Committee and the Company's responses;
    reviewing and discussing with management and the independent auditor the Company's system of internal controls (including any significant deficiencies in the design or operation of those controls which could adversely affect the Company's ability to record, process, summarize and report financial data), its financial and critical accounting practices, and policies relating to risk assessment and management;
    receiving and reviewing reports of the independent auditor discussing: (i) all critical accounting policies and practices to be used in the firm's audit of the Company's financial statements, (ii) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;
    reviewing and discussing with management and the independent auditor the Company's annual and quarterly financial statements;
    discussing the Company's earnings press releases, as well as the nature of financial information provided to analysts and rating agencies;
    reviewing material pending legal proceedings involving the Company and other contingent liabilities;
    periodically, meeting separately with management (or other personnel responsible for the internal audit function) and with independent auditors to discuss results of examinations of the Company's internal controls and procedures;
    discussing with the independent auditors the matters required to be communicated to the Audit Committee in accordance with Statement on Auditing Standards No. 61;
    establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees, consultants or contractors of concerns regarding questionable accounting or accounting matters;
    setting hiring policies relating to the Company's hiring of employees or former employees of the independent auditors;
    producing a Committee report for inclusion in the Company's annual report on Form 10-K or proxy statement for the annual meeting of stockholders;
    reviewing the adequacy of this audit committee charter annually and submitting an audit committee charter to Board for approval;
    reporting recommendations to the Board on a regular basis and annually performing, or participating in, an evaluation of the Committee;
    reviewing such other matters as the Board or the Committee shall deem appropriate;
    determining funding necessary for ordinary administrative expenses that are necessary or appropriate in carrying out the Committee's duties;
    determining the fair value of the Company's portfolio debt and equity securities and other assets in accordance with the 1940 Act and the valuation policies and procedures adopted by the Board, as amended from time to time, in order to recommend the portfolio valuation to the full Board for approval; and
    retaining, terminating and determining the compensation for an independent valuation firm and any legal, accounting or other expert or experts to assist in: (i) reviewing the Company's valuation processes applicable to non-publicly traded companies; (ii) reviewing fair market value calculations as requested from time to time with respect to select companies; and (iii) carrying out the Audit Committee's duties and responsibilities.

  Compensation Committee. Our Board has established a Compensation Committee. The Compensation Committee is comprised of Mr. [.], [.], [.] and Ms. [.], each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the NASDAQ and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Ms. [.] currently serves as Chairman of the Compensation Committee. The Compensation Committee determines compensation for our executive officers, in addition to administering the Equity Incentive Plan and Non-Employee Director Plan.

  The Compensation Committee provides assistance to our Board in various matters, including, among other things, fulfilling its responsibilities with respect to the following:

    assisting the Board in developing and evaluating potential candidates for executive positions (including the Chief Executive Officer) and overseeing the development of executive succession plans;
    annually, reviewing and approving corporate objectives relevant to the Chief Executive Officer and other executive officer's total compensation, evaluating the Chief Executive Officer's and other executive officers' performance to ensure that it is designed to achieve the objectives of rewarding the Company's executive officers appropriately for their contributions to corporate growth and profitability and, together with the Company's Chief Executive Officer, evaluating and approving the compensation of the Company's other executive officers;
    annually, determining and approving the compensation paid to the Company's Chief Executive Officer;
    annually, reviewing the corporation's compensation practices and the relationship among risk, risk management and compensation in light of the corporation's objectives, including its safety and soundness and the avoidance of practices that would encourage excessive risk;
    periodically, reviewing the Company's incentive compensation plans and perquisites, making recommendations to the Board regarding the adoption of new employee incentive compensation plans and equity-based plans, and administering the Company's existing incentive compensation plans and equity-based plans;
    periodically, evaluating the compensation of directors and making recommendations regarding adjustments to such compensation;
    producing a Committee report on executive compensation for inclusion in the Company's annual report on Form 10-K or proxy statement for the Annual Meeting in accordance with Item 407(e)(5) of Regulation S-K;
    annually reviewing and discussing with Company management the executive compensation disclosure to be included in the Company's annual report on Form 10-K or the Company's proxy statement for the Annual Meeting, including the Compensation Discussion and Analysis ("CD&A") required by Item 402 of Regulation S-K, and subsequent to such review determining whether to recommend to the Board that such disclosure be included in the Company's annual report on Form 10-K or the Company's proxy statement for the Annual Meeting;
    periodically, reviewing and assessing the adequacy of the Compensation Committee charter and submitting any changes to the Board for approval;
    determining funding necessary for ordinary administrative expenses that are necessary or appropriate in carrying out the Committee's duties;
    regularly, reporting recommendations to the Board, and annually performing, or participating in, an evaluation of the Committee, the results of which shall be presented to the Board;
    when it is determined by the Committee that a consulting firm (or other expert) is to assist in the assessment of the CEO's or other senior executive officer's compensation, the Committee is responsible for retaining and terminating such firm or experts and approving the consulting firm or other expert's fee and other retention terms;
    retaining legal, accounting or other experts that the Committee determines to be necessary to carry out its duties and determining compensation for such advisors; and
    reviewing such other matters as the Board or the Committee deem appropriate.

  Nominating and Corporate Governance Committee. Our Board has established a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of [.], [.] and Ms. [.], each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the NASDAQ and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. [.] currently serves as Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will nominate to the Board for consideration candidates for election as directors to the Board.

  The Nominating and Corporate Governance Committee provides assistance to our Board in various matters, including, among other things, fulfilling its responsibilities with respect to the following:

    identifying individuals qualified to become Board members, consistent with criteria approved by the Board, receiving nominations for such qualified individuals, selecting, or recommending that the Board select, the director nominees for the next Annual Meeting taking into account each candidate's ability, judgment and experience and the overall diversity and composition of the Board;
    recommending to the Board candidates for election to the Board and evaluating the Board in accordance with criteria set forth in the Committee charter;
    monitoring Board composition and recommending candidates as necessary to ensure that the number of independent directors serving on the Board satisfies the NYSE and SEC requirements;
    developing and periodically evaluating initial orientation guidelines and continuing education guidelines for each member of the Board and each member of each committee thereof regarding his or her responsibilities as a director generally and as a member of any applicable committee of the Board;
    establishing a policy under which stockholders of the Company may recommend a candidate to the Nominating and Corporate Governance Committee for consideration for nomination as a director;
    recommending to the Board qualified individuals to serve as committee members on the various Board committees;
    recommending to the Board or to the appropriate committee thereto processes for annual evaluations of the performance of the Board, the Chairman of the Board and the Chief Executive Officer of the Company, and its standing Audit Committee and Compensation Committee;
    clearly articulating to each director what is expected of their tenure on the Board, including directors' basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;
    developing and periodically evaluating orientation guidelines and continuing education guidelines for each member of the Board and each member of each committee thereof regarding his or her responsibilities as a director generally and as a member of any applicable committee of the Board;
    reviewing the Company's practices and policies with respect to directors, including the size of the Board, the ratio of employee directors to non-employee directors, the meeting frequency of the Board and the structure of Board meetings and making recommendations to the Board with respect thereto;
    overseeing the maintenance and presentation to the Board of management's plans for succession to senior management positions in the Company;
    monitoring and making recommendations to the Board on matters of Company policies and practices relating to corporate governance;
    annually, evaluating the Company's Code of Business Conduct and Ethics and, if appropriate, recommending changes to that code;
    in concert with the Board, reviewing the Company's policies with respect to significant issues of corporate public responsibility, including charitable contributions;
    considering and reporting to the Board any questions of possible conflicts of interest of Board members;
    reviewing stockholder proposals regarding corporate governance and making recommendations to the Board;
    reviewing and assessing the adequacy of the Committee charter and the charters of other existing Board committees, submitting any changes to the Board for approval;
    reporting committee actions to the Board on a regular basis and annually performing, or participating in, an evaluation of the Committee;
    annually, performing or participating in, an evaluation of the performance of the Committee, the results of which shall be presented to the Board;
    retaining and terminating a search firm to assist in the identification of director candidates, and approving the search firm's fees and other retention terms; and
    retaining legal, accounting or other experts that the Committee determines to be necessary to carry out its duties, and to determine compensation for such advisors.

  The Nominating and Corporate Governance Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with the Company's bylaws and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to the Company for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age, and address; class, series and number of shares of stock of the Company beneficially owned by the nominee, if any; the date such shares were acquired and the investment intent of such acquisition; whether such stockholder believes the individual is an "interested person" of the Company, as defined in the 1940 Act; and all other information required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required.

  In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following factors:

    the appropriate size and the diversity of the Company's Board;
    whether or not the nominee is an "interested person" of the Company as defined in Section 2(a)(19) of the 1940 Act;
    the needs of the Company with respect to the particular talents and experience of its directors;
    the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
    experience with accounting rules and practices;
    the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and
    all applicable laws, rules, regulations, and listing standards.

  The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the

  Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, or if the Nominating and Corporate Governance Committee recommends to expand the size of the Board, the Nominating and Corporate Governance

  Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating and Corporate Governance Committee and the Board provide suggestions as to individuals meeting the criteria of the Nominating and Corporate Governance Committee. Consultants may also be engaged to assist in identifying qualified individuals.

  Communication with the Board

  We believe that communications between our Board, our stockholders and other interested parties are an important part of our corporate governance process. Stockholders with questions about the Company are encouraged to contact the Company's Investor Relations department at [858-531-8583]. However, if stockholders believe that their questions have not been addressed, they may communicate with the Company's Board by sending their communications to Karobaar Capital LLC., c/o [.], [.], Suite [.], Chicago, IL 60601 . All stockholder communications received in this manner will be delivered to one or more members of the Board.

  [.] will serve as the Lead Independent Director, and will preside over all meetings of the directors, including executive sessions of the independent directors. Parties may communicate directly with Mr. [.] by sending their communications to Karobaar Capital, LLC., c/o [.]. All communications received in this manner will be delivered to Mr. [.].

  All communications involving accounting, internal accounting controls and auditing matters, possible violations of, or noncompliance with, applicable legal and regulatory requirements or the Codes, or retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint, will be referred to our Secretary and Chief Compliance Officer. The communication will be forwarded to the chair of the Audit Committee if the Secretary and Chief Compliance Officer determines that the matter has been submitted in conformity with our whistleblower procedures or otherwise determines that the communication should be so directed.

  The acceptance and forwarding of a communication to any director does not imply that the director owes or assumes any fiduciary duty to the person submitting the communication, all such duties being only as prescribed by applicable law.

  Code of Ethics

  Our code of ethics, which is signed by directors and executive officers of the Company, requires that directors and executive officers avoid any conflict, or the appearance of a conflict, between an individual's personal interests and the interests of the Company. Pursuant to the code of ethics which is available on our website at http://[.], each director and executive officer must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to the Audit Committee. Certain actions or relationships that might give rise to a conflict of interest are reviewed and approved by the Board.

  Compensation Committee Interlocks and Insider Participation

  All members of the Compensation Committee are independent directors and none of the members are present or past employees of the Company. No member of the Compensation Committee: (i) has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934; or (ii) is an executive officer of another entity, at which one of our executive officers serves on the Board.

  CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

  The following table sets forth, as expected, the beneficial ownership of each current director, each nominee for director, the Company's executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of [.] are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of ownership is based on [.] shares of common stock outstanding as of [.].

  Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law, and maintains an address of c/o Company. Our address is [.], Suite [.], Chicago, IL 60601.

  The Company's directors are divided into two groups - interested directors and independent directors. Interested directors are "interested persons" as defined in Section 2(a)(19) of the 1940 Act.

  Name and Address of Beneficial Owner

  Number of Shares Percentage

Name and Address of Beneficial Owner	Number of Shares	Percentage
Interested Directors
[.]	[.]	[.]
Independent Directors
[.]	[.]	[.]
[.]	[.]	[.]
[.]	[.]	[.]
[.]	[.]	[.]
Executive Officers
[.]	[.]	[.]
[.]	[.]	[.]
[.]	[.]	[.]

  Executive officers and directors as a group(11)

  The following table sets forth as of the date [.], the dollar range of our securities owned by our directors and portfolio management employees.

Name	Dollar Range of Equity Name Securities in the Company (1)
Independent Directors:
[.]	$[.]
[.]	$[.]
[.]	$[.]
[.]	$[.]
[.]	$[.]
Interested Director/Portfolio Management Employee:
[.]	$[.]
Portfolio Management Employees:
[.]	$[.]
[.]	$[.]

  (1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended.

  DESCRIPTION OF OUR PREFERRED STOCK

  In addition to shares of common stock, our charter authorizes the issuance of preferred stock. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. If we offer preferred stock under this prospectus we will issue an appropriate prospectus supplement. Prior to issuance of shares of each class or series, our board of directors is required by Delaware law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any such an issuance must adhere to the requirements of the 1940 Act, Delaware law and any other limitations imposed by law.

  The following is a general description of the terms of the preferred stock we may issue from time to time. Particular terms of any preferred stock we offer will be described in the prospectus supplement accompanying each preferred share offering.

  The 1940 Act requires, among other things, that (i) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends or other distribution on the preferred stock are in arrears by two years or more, and (iii) such shares be cumulative as to dividends and have a complete preference over our common stock to payment of their liquidation in event of dissolution. Some matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

  For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:

    the designation and number of shares of such series;
    the rate and time at which, and the preferences and conditions under which, any dividends or other distributions will be paid on shares of such series, as well as whether such dividends or other distributions are participating or non-participating;
    any provisions relating to convertibility or exchangeability of the shares of such series, including adjustments to the conversion price of such series;
    the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;
    the voting powers, if any, of the holders of shares of such series;
    any provisions relating to the redemption of the shares of such series;
    any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;
    any conditions or restrictions on our ability to issue additional shares of such series or other securities;
    if applicable, a discussion of certain U.S. federal income tax considerations; and any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

  All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends or other distributions, if any, thereon will be cumulative. To the extent we issue preferred stock, the payment of dividends to holders of our preferred stock will take priority over payment of dividends to our common stockholders.

  DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

  The following is a general description of the terms of the subscription rights we may issue from time to time. Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such subscription rights.

  We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

  Our stockholders will indirectly bear all of the expenses of the subscription rights offering, regardless of whether our stockholders exercise any subscription rights.

  A prospectus supplement will describe the particular terms of any subscription rights we may issue, including the following:

    the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);
    the title and aggregate number of such subscription rights;
    the exercise price for such subscription rights (or method of calculation thereof);
    the currency or currencies, including composite currencies, in which the price of such subscription rights may be payable;
    if applicable, the designation and terms of the securities with which the subscription rights are issued and the number of subscription rights issued with each such security or each principal amount of such security;
    the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);
    the number of such subscription rights issued to each stockholder;
    the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;
    the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);
    if applicable, the minimum or maximum number of subscription rights that may be exercised at one time;
    the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;
    any termination right we may have in connection with such subscription rights offering;
    the terms of any rights to redeem, or call such subscription rights;
    information with respect to book-entry procedures, if any;
    the terms of the securities issuable upon exercise of the subscription rights;
    the material terms of any standby underwriting, backstop or other purchase arrangement that we may enter into in connection with the subscription rights offering;
    if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights; and
    any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

  Each subscription right will entitle the holder of the subscription right to purchase for cash or other consideration such amount of shares of common stock at such subscription price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

  Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. If less than all of the rights represented by such subscription rights certificate are exercised, a new subscription certificate will be issued for the remaining rights. Prior to exercising their subscription rights, holders of subscription rights will not have any of the rights of holders of the securities purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

  Under the 1940 Act, we may generally only offer subscription rights (other than rights to subscribe expiring not later than 120 days after their issuance and issued exclusively and ratably to a class or classes of our security holders) on the condition that (1) the subscription rights expire by their terms within ten years; (2) the exercise price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such subscription rights, and a "required" majority of our Board of Directors approves of such issuance on the basis that the issuance is in the best interests of the Company and our stockholders; and (4) if the subscription rights are accompanied by other securities, the subscription rights are not separately transferable unless no class of such subscription rights and the securities accompanying them has been publicly distributed. A "required" majority of our Board of Directors is a vote of both a majority of our directors who have no financial interest in the transaction and a majority of the directors who are not interested persons of the company. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, options and subscription rights at the time of issuance may not exceed 25% of our outstanding voting securities.

  For information regarding the dilutive impact of rights offerings, please see "Risk Factors - Risks Relating to Our Investments". Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares."

  DESCRIPTION OF WARRANTS

  The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants and will be subject to compliance with the 1940 Act.

  We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

  A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

    the title and aggregate number of such warrants;
    the price or prices at which such warrants will be issued;
    the currency or currencies, including composite currencies, in which the price of such warrants may be payable;
    if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
    in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;
    in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;
    the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);
    whether such warrants will be issued in registered form or bearer form;
    if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;
    if applicable, the date on and after which such warrants and the related securities will be separately transferable;
    the terms of any rights to redeem, or call such warrants;
    information with respect to book-entry procedures, if any;
    the terms of the securities issuable upon exercise of the warrants;
    if applicable, a discussion of certain U.S. federal income tax considerations; and
    any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

  We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

  Each warrant will entitle the holder to purchase for cash such common stock or preferred stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

  Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

  Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

  Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of the Company and its stockholders and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

  DESCRIPTION OF OUR DEBT SECURITIES

  We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in this prospectus and in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, including any supplemental indenture, you should read both this prospectus and the prospectus supplement relating to that particular series.

  As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an "indenture." An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under "Events of Default - Remedies if an Event of Default Occurs." Second, the trustee performs certain administrative duties for us.

  Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. The following description summarizes the material provisions of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. We have filed the form of the indenture with the SEC. See "Available Information" for information on how to obtain a copy of the indenture.

  A prospectus supplement, which will accompany this prospectus, will describe the particular terms of any series of debt securities being offered, including the following:

    the designation or title of the series of debt securities;
    the total principal amount of the series of debt securities;
    the percentage of the principal amount at which the series of debt securities will be offered;
    the date or dates on which principal will be payable;
    the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;
    the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;
    the terms for redemption, extension or early repayment, if any;
    the currencies in which the series of debt securities are issued and payable;
    whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;
    the place or places, if any, other than or in addition to the City of Chicago, of payment, transfer, conversion and/or exchange of the debt securities;
    the denominations in which the offered debt securities will be issued;
    the provision for any sinking fund;
    any restrictive covenants;
    any Events of Default;
    whether the series of debt securities are issuable in certificated form;
    any provisions for defeasance or covenant defeasance;
    if applicable, U.S. federal income tax considerations relating to original issue discount;
    whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);
    any provisions for convertibility or exchangeability of the debt securities into or for any other securities;
    whether the debt securities are subject to subordination and the terms of such subordination;
    the listing, if any, on a securities exchange; and any other terms.

  The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

  We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and other senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "Risk Factors - Risks Relating to Our Business".

  General

  The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement ("offered debt securities") and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities ("underlying debt securities"), may be issued under the indenture in one or more series.

  For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

  The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the "indenture securities." The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See "Resignation of Trustee" section below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term "indenture securities" means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

  We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

  We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

  Conversion and Exchange

  If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

  Issuance of Securities in Registered Form

  We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in "certificated" form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

  Book-Entry Holders

  We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

  Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

  As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

  Street Name Holders

  In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in "street name." Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

  For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

  Legal Holders

  Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

  For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

  When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

  Special Considerations for Indirect Holders

  If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

    how it handles securities payments and notices,
    whether it imposes fees or charges,
    how it would handle a request for the holders' consent, if ever required, whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities, how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

  Global Securities

  As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

  Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

  A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations when a Global Security Will Be Terminated". As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

  Special Considerations for Global Securities

  As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

  If debt securities are issued only in the form of a global security, an investor should be aware of the following:

    An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.
    An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under "Issuance of Securities in Registered Form" above.
    An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.
    An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.
    The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.
    If we redeem less than all the debt securities of a particular series being redeemed, DTC's practice is to determine by lot the amount to be redeemed from each of its participants holding that series.
    An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC's records, to the applicable trustee.
    DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.
    Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

  Special Situations when a Global Security will be Terminated

  In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under "Issuance of Securities in Registered Form" above.

  The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

  Payment and Paying Agents

  We will pay interest to the person listed in the applicable trustee's records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often approximately two weeks in advance of the interest due date, is called the "record date." Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called "accrued interest."

  Payments on Global Securities

  We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants.

  Payments on Certificated Securities

  We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

  Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

  Payment when Offices are Closed

  If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

  Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

  Events of Default

  You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

  The term "Event of Default" in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

    we do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days;
    we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;
    we do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days;
    we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series;
    we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;
    on the last business day of each of 24 consecutive calendar months, we have an asset coverage of less than 100%; and
    any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

  An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

  Remedies if an Event of Default Occurs

  If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

  The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

  Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

    the holder must give your trustee written notice that an Event of Default has occurred and remains uncured;
    the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;
    the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and
    the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

  However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

  Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

    the payment of principal, any premium or interest; or
    in respect of a covenant that cannot be modified or amended without the consent of each holder.

  Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

  Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

  Merger or Consolidation

  Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We may also be permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

    where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities;
    immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing;
    under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (a) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (b) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance;
    we must deliver certain certificates and documents to the trustee; and
    we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

  Modification or Waiver

  There are three types of changes we can make to the indenture and the debt securities issued thereunder.

  Changes Requiring Approval

  First, there are changes that we cannot make to debt securities without specific approval of all of the holders. The following is a list of those types of changes:

    change the stated maturity of the principal of or interest on a debt security;
    reduce any amounts due on a debt security;
    reduce the amount of principal payable upon acceleration of the maturity of a security following a default;
    adversely affect any right of repayment at the holder's option;
    change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;
    impair your right to sue for payment;
    adversely affect any right to convert or exchange a debt security in accordance with its terms;
    modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;
    reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;
    reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;
    modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and change any obligation we have to pay additional amounts.

  Changes Not Requiring Approval

  The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

  Changes Requiring Majority Approval

  Any other change to the indenture and the debt securities would require the following approval:

    if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and
    if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

  The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under "Changes Requiring Approval".

  Further Details Concerning Voting

  When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

    for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;
    for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and
    for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

  Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance - Full Defeasance."

  We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

  Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

  Defeasance

  The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

  Covenant Defeasance

  Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called "covenant defeasance."

  In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions as described under the "Indenture Provisions - Subordination" section below. In order to achieve covenant defeasance, we must do the following:

    if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;
    we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity; and
    we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers' certificate stating that all conditions precedent to covenant defeasance have been complied with.

  If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

  Full Defeasance

  If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

    if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.
    we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;
    we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers' certificate stating that all conditions precedent to defeasance have been complied with;
    defeasance must not result in a breach of the indenture or any other material agreements; and
    satisfy the conditions for covenant defeasance contained in any supplemental indentures.

  If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under "Indenture Provisions - Subordination."

  Form, Exchange and Transfer of Certificated Registered Securities

  Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

  Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

  Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

  If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

  If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

  Resignation of Trustee

  Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

  Indenture Provisions - Subordination

  Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all senior indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on senior indebtedness has been made or duly provided for in money or money's worth.

  In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all senior indebtedness is paid in full, the payment or distribution must be paid over to the holders of the senior indebtedness or on their behalf for application to the payment of all the senior indebtedness remaining unpaid until all the senior indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the senior indebtedness. Subject to the payment in full of all senior indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made to the holders of the senior indebtedness out of the distributive share of such subordinated debt securities.

  By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

  Senior indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

    our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and
    renewals, extensions, modifications and refinancings of any of this indebtedness.

  If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement to this prospectus will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

  Secured Indebtedness

  Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. In the event of a distribution of our assets upon our insolvency, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

  The Trustee under the Indenture

  [.] will serve as the trustee under the indenture.

  Certain Considerations Relating to Foreign Currencies

  Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

  PLAN OF DISTRIBUTION

  We may offer, from time to time, in one or more offerings or series, up to $[.] of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings to or through a market maker or into an existing trading market for the securities, on an exchange, or otherwise, negotiated transactions, block trades, best efforts, auctions or a combination of these methods. The holders of our common stock will indirectly bear any fees and expenses in connection with any such offerings. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation; any expenses we incur in connection with the sale of such securities; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

  The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at prices determined by an auction process, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our voting securities or (3) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices. Although we are not currently authorized to issue shares of our common stock at a price below our net asset value per share, we may seek stockholder approval of this proposal again at a special meeting of stockholders or our next annual meeting of stockholders. Our Board of Directors, subject to its fiduciary duties and regulatory requirements, has the discretion to determine the amount of the discount, and as a result, the discount could be up to 100% of net asset value per share.

  In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell our securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

  Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the overallotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

  Any underwriters that are qualified market makers on the NASDAQ may engage in passive market making transactions in our common stock on the NASDAQ in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

  We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

  Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NASDAQ. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

  Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

  If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

  We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

  In compliance with the guidelines of the Financial Industry Regulatory Authority, the maximum compensation to the underwriters or dealers in connection with the sale of our securities pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

  In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

  CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as "anticipates," "believes," "expects," "intends," "will," "should," "may," "plans," "continue," "believes," "seeks," "estimates," "would," "could," "targets," "projects," "outlook," "potential," "predicts" and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. The factors listed under "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward- looking statements. Before you invest in the Common Shares, you should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operation and financial position. The forward-looking statements contained in this prospectus involve a number of risks and uncertainties, including statements concerning:

    the current and future business, operations, financial condition, operating results or prospects of the Fund and those of the issuers of the securities in which the Fund invests;

    the return or impact of current and future investments;

    general market conditions and the state of the general economy, including changes in or a slowing of the general economy, inflation risk, risk of recession, risks in respect of shutdowns of the U.S. federal government, a failure to increase the U.S. debt ceiling and risks with respect to the stability of the U.S. banking system;

    the impact of changes in laws or regulations (including the interpretation thereof), including tax laws, governing the operations of the Fund or the issuers of securities in which the Fund invests;

    our ability to deploy any capital raised in this offering;

    our contractual arrangements and relationships with third parties, including administrator, custodian and transfer agent;

    the impact of supply chain constraints on the issuers of the securities in which the Fund invests and the global economy;

    uncertainty surrounding global financial stability;

    geopolitical tensions and hostilities including with respect to, Taiwan, North Korea, the wars in Ukraine and the Middle East and the potential for such tensions and hostilities to adversely impact the industries and issuers of the securities in which the Fund invests;

    the impact of information technology system failures, data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks;

    our ability to anticipate and identify evolving market expectations with respect to environmental, social and governance matters, including the environmental impacts of our portfolio companies' supply chain and operations; and

    the ability of our investment team to locate suitable investments for us and to monitor and administer our investments.

  You should not place undue reliance on these forward-looking statements, which are based on information available to us as of the date of this prospectus. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

  The forward-looking statements in this prospectus are excluded from the safe harbor protection provided by Section 27A of Securities Act and Section 21E of the Exchange Act. Our actual operating results and financial condition could differ materially from those implied or expressed in the forward-looking statements or from our historical performance for any reason, including the factors set forth in "Risk Factors" and the other information included in this prospectus.

  USE OF PROCEEDS

  We estimate that the net proceeds we will receive from the sale of [.] shares of our common stock in this offering will be approximately $[.] million, or approximately $[.] million if the underwriters fully exercise their over-allotment option, in each case based on an initial public offering price of $[.] per share.

  We plan to use the net proceeds of this offering primarily for equity investments and loans in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including management and administrative fees, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six months to one year, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace.

  Our ability to achieve our investment objective may be limited to the extent that the net proceeds from this offering, pending full investment, are held in interest-bearing deposits or other short-term instruments. See "Risk Factors - Risks Relating to Our Business and Structure".. We may be unable to invest a significant portion of the net proceeds from this initial public offering, or any follow-on offering of shares of our common stock, on acceptable terms within an attractive time frame" for additional information regarding this matter.

  DISTRIBUTIONS

  Subsequent to the completion of this offering, and to the extent that we have income available, we intend to make quarterly distributions to our stockholders beginning after our first full quarter of operations. The amount of our distributions, if any, will be determined by our Board of Directors, however, the Fund intends to distribute at least the minimum amount necessary to qualify for the favorable U.S. federal income tax treatment generally accorded to RICs.

  Such treatment requires that the Fund must, among other things, derive in each taxable year at least 90% of its gross income from certain prescribed sources and distribute for each taxable year at least 90% of its "investment company taxable income" (generally, ordinary income plus the excess, if any, of net short-term capital gain over net long-term capital loss). The Fund will be subject to tax on any undistributed taxable income or gains, including net capital gain.

  We intend to elect to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code, for U.S. federal income tax purposes, commencing with our first taxable year ending after completion of this offering. As long as we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

  To obtain and maintain RIC tax treatment, we must distribute (or be deemed to distribute) at least 90% of the sum of our:

    investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and
    net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

  As a RIC, we (but not our stockholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our stockholders. The discussion below assumes that we will qualify to be treated as a RIC for U.S. federal tax purposes each year.

  We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current-year dividend distributions and pay the U.S. federal excise tax as described below.

  Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current-year distributions into the next tax year. We will be subject to a 4% excise tax on a certain portion of these undistributed amounts. Please refer to "Material U.S. Federal Income Tax Considerations" for further information regarding the consequences of our retention of net capital gains. We may, in the future, make actual distributions to our stockholders of our net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Regulation" and "Material U.S. Federal Income Tax Considerations".

  While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement. We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time.

  To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

  A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions. However, our Board of Directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

  We have adopted an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we make a cash distribution, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of our shares of common stock will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

  Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibilities that our shares of common stock will trade at a discount from NAV or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV will decrease. It is not possible to predict whether the common stock offered hereby will trade at, above or below NAV.

  CAPITALIZATION

  The following table sets forth:

    the actual capitalization of Karobaar Capital LLC., at [.]; and
    the capitalization of Karobaar Capital LLC. as adjusted to reflect the sale of [.] shares of our common stock in this offering at an expected initial public offering price of $[.] per share.
As of [ ]
	Actual		As Adjusted (1)
Assets:
Cash	$	[.]	$	[.]
Total assets	$	[.]	$	[.]
Liabilities:
Total liabilities	$	[.]	$	[.]
Stockholders' equity:
Common stock, par value $0.01 per share; [.] shares authorized; [.] shares outstanding, actual; [.] shares outstanding, as adjusted	$	[.]	$	[.]
Additional paid-in capital	$	[.]	$	[.]
Accumulated losses	$	[.]	$	[.]
Total stockholders' equity	$	[.]	$	[.]

  (1) Does not include the underwriters' over-allotment option of [.] shares of our common stock.

  (2) As of [.], the Company had [.] authorized shares of common stock, but on [.], the Company amended its charter to authorize [.] shares of common stock.

  DISCUSSION OF MANAGEMENT'S OPERATING PLANS

  The following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors" appearing elsewhere in the prospectus.

  Overview

  We are a newly organized specialty finance company formed to invest in companies across the venture growth stage business segment through investments in the form of direct loans to, and equity ownership of, privately held companies and innovative venture capital backed companies.

  We are an internally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"), prior to the time that shares of our common stock are sold in connection with this offering. We intend to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended (the "Code"), for U.S. federal income tax purposes.

  We focus on providing customized debt and equity financing to high-growth, innovative venture capital-backed companies, lower-middle market and middle-market compaines. We primarily finance privately held companies backed by leading venture capital and/or private equity firms and publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution.

  We plan to become the leading structured debt financing provider for venture-capital backed and private-equity owned companies, in technology-related industries requiring sophisticated and customized financing solutions. We also invest in structured debt with warrants and, to a lesser extent, in senior debt. We use the term "structured debt with warrants" to refer to any debt investment, such as a senior or subordinated secured loan, that is coupled with an equity component, including warrants, options or other rights to purchase common or preferred stock. Our structured debt with warrants investments typically are secured by some or all of the assets of the portfolio company. We invest primarily in private companies but will also opportunistically make investments in public companies.

  Our investment objective is to maximize our portfolio's total return via capital appreciation from our equity and equity-related investments, and by generating current income from our debt investments. We intend to provide customized debt and equity financing to high-growth, innovative venture capital-backed and private equity owned companies, along with lower-middle-market, and middle-market companies. We also intend to invest in the equity securities of venture capital-backed, rapidly growing emerging companies, which include common stock, warrants, preferred stock and other similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. We acquire our investments through direct investments in prospective portfolio companies, secondary marketplaces for private companies, and negotiations with selling stockholders. We may also invest in private credit, and in founders equity, founders warrants, forward purchase agreements, and private investment in public equity transactions of special purpose acquisition companies. In addition, we may lend to various other growth-oriented companies vetted by our investment team.

  We may also originate and invest in loans that have a secured collateral position and are used by venture growth stage companies to finance their continued expansion and growth, or "growth capital loans," or "bridge financing", equipment-secured debt financings, or "equipment financings," and, on a select basis, revolving loans, collectively "secured loans," or "working capital", together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. We believe these investments will provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We believe that the venture growth stage loan market presents a compelling growth channel because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers to venture capital-backed companies given the brand, reputation and market acceptance, industry relationships, venture lending and leasing expertise, specialized skills and track record required to lend to companies backed by leading venture capital investors.

  We may also invest on an opportunistic basis in select publicly traded equity securities of rapidly growing companies that otherwise meet our investment criteria. We intend to acquire our investments primarily through private secondary market transactions and, to a lesser extent, through transactions executed on public securities exchanges and direct investments in our portfolio companies. In addition, we may invest a portion of our portfolio in other types of investments, which we refer to as opportunistic investments, which are not our primary focus but are intended to enhance our overall returns. These investments may include, but are not limited to, direct investments in public companies that are not thinly traded and securities of leveraged companies located in select countries outside of the United States.

  Revenues

  We intend to generate revenues primarily in the form of interest income from the investments we hold. In addition, we may generate income from dividends on either direct equity investments or equity interests obtained in connection with originating loans, such as options, warrants or conversion rights. Our debt investments typically have a term of three to six years. We expect that the majority of our loan portfolio will bear interest at a floating rate, subject to interest rate floors in certain cases. Interest on our debt investments will generally be payable either monthly or quarterly.

  Our investment portfolio will consist primarily of floating rate loans, and our credit facilities will bear interest at floating rates. Macro trends in base interest rates may affect our net investment income over the long term. However, because we generally originate loans to a small number of portfolio companies each quarter, and those investments vary in size, our results in any given period, including the interest rate on investments that were sold or repaid in a period compared to the interest rate of new investments made during that period, often are idiosyncratic, and reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macro trends.

  Loan origination fees, OID and market discount or premium are capitalized, and we accrete or amortize such amounts under accounting principles generally accepted in the United States of America ("U.S. GAAP") as interest income using the effective yield method for term instruments and the straight-line method for revolving or delayed draw instruments. Repayments of our debt investments can reduce interest income from period to period. The frequency or volume of these repayments may fluctuate significantly. We record prepayment premiums on loans as interest income. We may also generate revenue in the form of commitment, loan origination, structuring, or due diligence fees, fees for providing managerial assistance to our portfolio companies and possibly consulting fees.

  Dividend income on equity investments is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded companies.

  Our portfolio activity will also reflect the proceeds from sales of investments. We recognize realized gains or losses on investments based on the difference between the net proceeds from the disposition and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized. We record current-period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized gains (losses) on investments in the consolidated statement of operations.

  Expenses

  Since KCLP is an internally managed fund, all of the executive officers and other employees are employed by KCLP. Therefore, KCLP does not pay any external investment advisory fees, but instead directly incurs costs customary for an operating company. Some of those costs include recruiting and marketing expenses as well as the costs associated with employing management, investment and portfolio management professionals, and technology, secretarial and other support personnel. In connection with our recruiting, branding and marketing efforts, we may, among other things, make charitable contributions in amounts we believe to be immaterial. We believe that many of these contributions help us raise our profile in the communities and benefit us in attracting and retaining talent and investment opportunities.

  As we are an internally managed fund, we bear the routine overhead expenses customary to an investment fund (and/or operating company). We bear all expenses of our operations and transactions, including (without limitation) expenses relating to:

    the cost of our organization and offerings;
    the cost of calculating our NAV, including the cost of any third-party valuation services;
    the cost of effecting sales and repurchases of shares of our common stock and other securities;
    fees and expenses payable under any underwriting agreements, if any;
    debt service and other costs of borrowings or other financing arrangements;
    costs of hedging;
    expenses, including travel expenses, incurred by the Fund, or members of the investment team, or payable to third-parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing our rights;
    fees payable to third-parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms);
    costs, including legal fees, associated with compliance issues and laws;
    transfer agent and custodial fees;
    fees and expenses associated with marketing efforts (including attendance at industry and investor conferences and similar events);
    federal and state registration fees;
    any exchange listing fees and fees payable to rating agencies;
    federal, state and local taxes;
    independent directors' fees and expenses, including travel expenses;
    cost of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, and the compensation of professionals responsible for the preparation of the foregoing;
    the cost of any reports, proxy statements or other notices to our stockholders (including printing and mailing costs), the costs of any stockholder or director meetings and the compensation of investor relations personnel responsible for the preparation of the foregoing and related matters;
    brokerage commissions and other compensation payable to brokers or dealers;
    research and market data;
    fidelity bond, directors' and officers' errors and omissions liability insurance and other insurance premiums;
    direct costs and expenses of administration, including printing, mailing and staff;
    fees and expenses associated with independent audits, and outside legal and consulting costs;
    costs of winding up;
    costs incurred in connection with the formation or maintenance of entities or vehicles to hold our assets for tax or other purposes;
    extraordinary expenses (such as litigation or indemnification); and
    costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws.

  We expect, but cannot assure, that our general and administrative expenses will increase in dollar terms during periods of asset growth, but will decline as a percentage of total assets during such periods.

  Hedging

  To the extent that any of our loans and other investments are denominated in a currency other than U.S. dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in connection with settling them will be borne by us.

  Financial Condition, Liquidity and Capital Resources

  We will generate cash primarily from the net proceeds of this offering and any future offerings of securities and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less.

  In addition, we expect to enter into a credit facility in the near future. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. We are currently targeting a debt-to-equity ratio of 0.50x (i.e., we aim to have one dollar of equity for each $0.50 of debt outstanding).

  Our primary use of funds will be investments in portfolio companies, cash distributions to holders of our common stock, and the payment of operating expenses. Immediately after this offering, assuming an initial offering of [.] shares of our common stock at a price of $[.] per share, we expect to have cash resources of approximately $[.] million and no indebtedness. This amount does not take into account the exercise of the underwriters' over-allotment option. See "Use of Proceeds".

  Critical Accounting Policies

  Basis of Presentation

  The preparation of financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions affecting amounts reported in our financial statements. We identify investment valuation and revenue recognition as our most critical accounting estimates. We will continuously evaluate our estimates, including those related to the matters described below. These estimates will be based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions. A discussion of our critical accounting policies follows.

  Investment Valuation

  Investment transactions are recorded on the trade date at fair value. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period. We record current- period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized gains (losses) on investments in the consolidated statement of operations.

  Investments for which market quotations are readily available are typically valued at the bid price of those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available, as is the case for substantially all of our investments, are valued at fair value as determined in good faith by our Board of Directors, based on, among other things, the input of our Investment Team, our Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board of Directors.

  As part of the valuation process, the Board of Directors takes into account relevant factors in determining the fair value of our investments, including: the estimated enterprise value of a portfolio company (i.e., the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments based on its earnings and cash flow, the markets in which the portfolio company conducts business, a comparison of the portfolio company's securities to any similar publicly traded securities, and overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the Board of Directors considers whether the pricing indicated by the external event corroborates its valuation.

  The Board of Directors undertakes a multi-step valuation process, which includes, among other procedures, the following:

    With respect to investments for which market quotations are readily available, those investments will typically be valued at the bid price of those market quotations;
    With respect to investments for which market quotations are not readily available, the valuation process begins with the independent valuation firm(s) providing a preliminary valuation of each investment to the valuation committee;
    Preliminary valuation conclusions are documented and discussed with the Investment Team's valuation committee. Agreed-upon valuation recommendations are presented to the Audit Committee;
    The Audit Committee reviews the valuation recommendations and recommends values for each investment to the Board of Directors; and
    The Board of Directors reviews the recommended valuations and determines the fair value of each investment.

  We conduct this valuation process on a quarterly basis.

  We apply Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements ("ASC 820"), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, we consider the principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

    Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access;
    Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and
    Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board of Directors that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

  Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

  In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected previously.

  In December 2020, the SEC adopted Rule 2a-5 under the 1940 Act, which is intended to address valuation practices and the role of the board of directors with respect to the fair value of the investments of a registered investment company or business development company. Among other things, Rule 2a-5 will permit a fund's board to designate the fund's primary investment team to perform the fund's fair value determinations, which will be subject to board oversight and certain reporting and other requirements intended to ensure that the board receives the information it needs to oversee the investment team's fair value determinations. Compliance with Rule 2a-5 will not be required until September 2022. We continue to review Rule 2a-5 and its impact on our valuation policies and related practices.

  The NAV per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

  Revenue Recognition

  Interest and Dividend Income

  Interest income is recorded on the accrual basis and includes amortization of discounts or premiums. Certain investments may have contractual PIK interest or dividends. PIK interest represents accrued interest that is added to the principal amount of the investment on the respective interest payment dates rather than being paid in cash and generally becomes due at maturity. Discounts and premiums to par value on securities purchased are amortized into interest income over the contractual life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the amortization of discounts or premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

  Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. If at any point we believe PIK interest is not expected to be realized, the investment generating PIK interest will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest income. Non-accrual loans are restored to accrual status when past-due principal and interest are paid current and, in management's judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

  We intend to structure loans with PIK interest when, after considering the applicable interest rate and other fees that we may recognize, we expect that such loans will provide an attractive risk-adjusted return. For a discussion of risks we are subject to as a result of our use of PIK interest in connection with our investments, see "Risk Factors - Risks Relating to Distributions". We may have difficulty paying our required distributions if we are required to recognize income for U.S. federal income tax purposes before or without receiving cash representing such income. We may in the future choose to pay distributions partly in our own stock, in which case you may be required to pay tax in excess of the cash you receive. The accrual of PIK interest on our debt investments will increase the recorded cost basis of these investments in our financial statements and, as a result, will increase the cost basis of these investments for purposes of computing the Incentive Fee on Capital Gains payable by us. To maintain our status as a RIC, PIK income must be paid out to our stockholders in the form of dividends even though we have not yet collected the cash and may never collect the cash relating to the PIK interest.

  Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

  Fee Income

  From time to time, we may receive fees for services provided to portfolio companies. These fees are generally only available to us as a result of closing investments, are normally paid at the closing of the investments, are generally non-recurring, and are recognized as revenue when earned upon closing of the investment. The services that we provide vary by investment, but can include closing, work, diligence, or other similar fees and fees for providing managerial assistance to our portfolio companies.

  Organization and Offering Expenses

  Costs associated with our organization will be expensed as incurred. We will record expenses related to public equity offerings as a reduction of capital upon completion of an offering of registered securities.

  Federal Income Taxes

  We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter to be treated, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Material U.S. Federal Income Tax Considerations".

  Distribution Policy

  Subsequent to the completion of this offering, and to the extent that we have income available, we intend to make quarterly distributions to our stockholders beginning after our first full quarter of operations. The amount of our distributions, if any, will be determined by our Board of Directors.

  We intend to elect to be treated, and intend to qualify annually to be treated, as a RIC under Subchapter M of the Code, for U.S. federal income tax purposes, commencing with our first taxable year ending after completion of this offering. As long as we qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

  To obtain and maintain RIC tax treatment, we must distribute (or be deemed to distribute) at least 90% of the sum of our:

    investment company taxable income (which is generally our ordinary income plus the excess of realized short-term capital gains over realized net long-term capital losses), determined without regard to the deduction for dividends paid, for such taxable year; and
    net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions) for such taxable year.

  As a RIC, we (but not our stockholders) generally will not be subject to U.S. federal tax on investment company taxable income and net capital gains that we distribute to our stockholders. The discussion below assumes that we will qualify to be treated as a RIC for U.S. federal tax purposes each year.

  We intend to distribute annually all or substantially all of such income. To the extent that we retain our net capital gains or any investment company taxable income, we generally will be subject to corporate-level U.S. federal income tax. We can be expected to carry forward our net capital gains or any investment company taxable income in excess of current-year dividend distributions and pay the U.S. federal excise tax as described below.

  Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current-year distributions into the next tax year. We will be subject to a 4% excise tax on a certain portion of these undistributed amounts. Please refer to "Material U.S. Federal Income Tax Considerations" for further information regarding the consequences of our retention of net capital gains. We may, in the future, make actual distributions to our stockholders of our net capital gains. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See "Regulation" and "Material U.S. Federal Income Tax Considerations".

  While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed and as a result, in such cases, the excise tax will be imposed. In such an event, we will be liable for this tax only on the amount by which we do not meet the foregoing distribution requirement.

  We intend to pay quarterly distributions to our stockholders out of assets legally available for distribution. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time.

  To the extent our current taxable earnings for a year fall below the total amount of our distributions for that year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read written disclosure carefully and should not assume that the source of any distribution is our ordinary income or gains.

  A return of capital is a return of a portion of your original investment in shares of our common stock. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions. However, our Board of Directors, including a majority of our independent directors, will be required to determine that making return of capital distributions from our offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

  We have adopted an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we make a cash distribution, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions.

  DIVIDEND REINVESTMENT PLAN

  We have adopted a dividend reinvestment plan that provides for reinvestment of our distributions on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our Board of Directors authorizes, and we declare, a cash distribution, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of our common stock, rather than receiving the cash distributions. Any fractional share otherwise issuable to a participant in the dividend reinvestment plan will instead be paid in cash.

  No action will be required on the part of a registered stockholder to have their cash distributions reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying [.], the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than three days prior to the distribution payment date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three days prior to the distribution payment date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share. Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election. If the stockholder request is received less than three days prior to the distribution payment date, then that distribution will be reinvested. However, all subsequent distributions will be paid out in cash on all balances.

  If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a stockholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a stockholder by the market price per share of our common stock at the close of regular trading on the [.] on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed NAV per share, we will issue shares at the greater of (i) the most recently computed NAV per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed NAV per share).

  For example, if the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $14.00 per share, we will issue shares at $14.00 per share. If the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $16.00 per share, we will issue shares at $15.20 per share (95% of the current market price). If the most recently computed NAV per share is $15.00 and the market price on the payment date of a cash dividend is $15.50 per share, we will issue shares at $15.00 per share, as NAV is greater than 95% ($14.73 per share) of the current market price. Pursuant to our dividend reinvestment plan, if shares are purchased in the open market to implement the dividend reinvestment plan, the number of shares to be issued to a stockholder shall be determined by dividing the dollar amount of the cash dividend payable to such stockholder by the weighted average price per share for all shares purchased by the plan administrator in the open market in connection with the dividend.

  Stockholders who receive distributions in the form of stock generally are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash; however, since their cash distributions will be reinvested, such stockholders will not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder's basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable to the stockholder. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to the stockholder's account.

  [There will be no brokerage charges or other charges for dividend reinvestment to stockholders who participate in the plan. We will pay the plan administrator's fees under the plan.] If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $[.] transaction fee plus a $[.] per share brokerage commission from the proceeds.

  Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.[.].com, by filling out the transaction request form located at the bottom of their statement and sending it to the plan administrator at [.], or by calling the plan administrator at [.].

  We may terminate the plan upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at [.], or by telephone at [.].

  MANAGEMENT

  Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board currently consists of [5] directors, three of whom are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act, and two are "independent," as determined by the Board. These individuals are referred to as independent directors. The Board appoints the Company's executive officers, who serve at the discretion of the Board.

  Board of Directors and Executive Officers

  Directors

  Our Board consists of five directors. Under our Charter, the directors are divided into three classes. Directors of each class will hold office for terms ending at the third annual meeting of our stockholders after their election and when their respective successors are elected and qualify. However, the initial members of the three classes of directors have initial terms ending at the first, second and third annual meeting of our stockholders after the consummation of the Private Common Stock Offering, respectively. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Each director may stand for re-election at the end of each term.

  Information regarding the Board and our executive officers is as follows:

Name	Position	Director Since	Expiration of Term
Independent Directors
[.]	[.]	2024	[.]
[.]	[.]	2024	[.]
[.]	[.]	2024	[.]
Interested Directors
[.]	[.]	2024	[.]
[.]	[.]	2024	[.]

  The address for each of our directors is c/o Karobaar Capital LLC., [.], Chicago, IL 60601.

  Executive Officers

Name	Position(s) Held
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]

  Biographical Information

  Directors

  Our directors have been divided into two groups - interested directors and independent directors. An interested director is an "interested person" as defined in Section 2(a)(19) of the 1940 Act.

  Interested Directors

  Haris Khurshid

  Haris Khurshid, our founder, will serve as Chairman of the Board and as our Chief Executive Officer. Mr. Khurshid is also a member of the Investment Committee. Prior to founding the Company, Mr. Khurshid spent several years working in venture capital, and has held various CFO positions for multiple venture backed companies.

  Prior to transitioning into venture capital, Mr. Khurshid worked with various Fortune 500 companies such as PepsiCo and Kellogg's, in areas of corporate strategy, and financial planning. He also worked in management consulting at KPMG, advising Fortune 100 companies in areas of operational effeciency, financial planning and strategy.

  Mr. Khurshid completed his undergraduate studies at Michigan State University, where he studied Economics, then furthered his education at Columbia University where he studied Financial Engineering, and most recently an MBA from the Booth School of Business.

  Mr. Khurshid is also actively involved in the Techstars mentor network, where he mentors founders and advises companies, and also serves as a venture partner at NextGen VP, where he conducts due diligence on various investment opportunities. We believe that Mr. Khurshid's history in Venture Capital, familiarity with the investment industry and extensive operating experience bring important and valuable skills to the Board and qualify him to serve as Chairman of the Board.

  [.]

  [.]

  [.]

  [.]

  Independent Directors

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  Executive Officers Who Are Not Also Directors

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  [.]

  Board Meetings and Attendance

  Our Board will meet at least once per quarter, and act on various occasions by unanimous written consent. Each director is expected to attend all meetings of the Board and the committees thereof (held during the period for which he has been a director). Our policy is to encourage our directors to attend each annual meeting of stockholders; however, such attendance is not required at this time.

  Board Leadership Structure

  The Board monitors and performs an oversight role with respect to our business and affairs. Among other things, the Board approves the appointment of our officers, reviews and monitors the services and activities performed by our officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

  Under the Bylaws, the Board may designate a chairman to preside over the meetings of the Board and meetings of the stockholders and to perform such other duties as may be assigned to him or her by the Board. We do not have a fixed policy as to whether the chairman of the Board should be an independent director and believes that our flexibility to select our chairman and reorganize our leadership structure from time to time is in our and our stockholders' best interests.

  Presently, Mr. Haris Khurshid serves as the chairman of the Board. Mr. Khurshid is an interested director because he is the Chief Executive Officer of the Company and serves on the Investment Committee. We believe that Mr. Khurshid's work experience in venture capital, his network, and extensive venture capital management experience qualifies him to serve as chairman of the Board. Moreover, the Board believes that it is in the best interests of our stockholders for Mr. Khurshid to lead the Board because of his broad experience with our platform, day-to-day management and operation of other investment funds and his significant background in the financial services industry, as described above.

  The Board does not have a lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of Audit, Compensation, and Nominating and Corporate Governance Committees, each of which is comprised solely of independent directors, and the appointment of a chief compliance officer responsible for maintaining our compliance policies and procedures. In addition, although the independent directors recognize that having a lead independent director may in some circumstances help coordinate communications with management, and otherwise assist a board of directors in the exercise of its oversight duties, the independent directors believe that, because of the size of the Board, the ratio of independent directors to interested directors, and the good working relationship among the Board members, it has not been necessary to designate a lead independent director. Further, the Board believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that encourages effective oversight. The Board also believes that its size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between our management and the Board.

  Board Role in Risk Oversight

  The Board performs its risk oversight function primarily through (a) its three standing committees, which report to the entire Board and are comprised solely of independent directors and (b) monitoring by our Chief Compliance Officer in accordance with our compliance policies and procedures.

  As described below in more detail under "Audit Committee" and "Nominating and Corporate Governance Committee," the Audit Committee and the Nominating and Corporate Governance Committee assist the Board in fulfilling its risk oversight responsibilities. The Audit Committee's risk oversight responsibilities include overseeing our accounting and financial reporting processes, our systems of internal controls regarding finance and accounting and audits of our financial statements and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. The Nominating and Corporate Governance Committee's risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board a set of corporate governance principles and overseeing the evaluation of the Board and its committees. Both the Audit Committee and the Nominating and Corporate Governance Committee consist solely of independent directors.

  The Board also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. Our Chief Compliance Officer will prepare a written report at least annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and certain of its service providers. The Chief Compliance Officer's report, which will be reviewed by the Board, will address at a minimum: (a) the operation of the compliance policies and procedures of the Company and certain of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer's annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee our compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the independent directors periodically, but in no event less than once each year.

  We believe that the role of the Board in risk oversight is effective and appropriate given the extensive regulation to which we are subject as a BDC. Specifically, as a BDC, we must comply with certain regulatory requirements that control the levels of risk in its business and operations. For example, our ability to incur indebtedness is limited such that its asset coverage must equal at least 150% immediately after each time it incurs indebtedness and we generally have to invest at least 70% of our total assets in "qualifying assets." In addition, we intend to elect to be treated as a RIC under Subchapter M of the Code. As a RIC, we must, among other things, meet certain income source and asset diversification requirements.

  We believe that the role of the Board in risk oversight is appropriate. However, we re-examine the manner in which the Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.

  Committees

  The Board has an Audit Committee, a Nominating and Corporate Governance Committee, and Compensation Committee, and may form additional committees in the future.

  Audit Committee

  The Audit Committee is composed of [.] (chair), [.] and [.], each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. The Board has determined that our Audit Committee chair is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. In addition, our Audit Committee members meet the independence and experience requirements of Rule 10A-3 under the Exchange Act.

  In accordance with its written charter adopted by the Board, the Audit Committee (a) assists the Board's oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, our compliance with legal and regulatory requirements and the performance of our independent registered public accounting firm; (b) prepares an Audit Committee report, if required by the SEC, to be included in our annual proxy statement; (c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and financial reporting policies and internal controls; (d) determines the selection, appointment, retention and termination of our independent registered public accounting firm, and approves the compensation thereof; (e) pre-approves all audit and non-audit services provided to us and certain other persons by such independent registered public accounting firm; (f) establishes guidelines and makes recommendations to the Board regarding the valuation of our investments; and (g) acts as a liaison between our independent registered public accounting firm and the Board.

  The Board and the Audit Committee utilize the services of nationally recognized third-party valuation firms to help determine the fair value of our securities that are not publicly traded and for which there are no readily available market quotations, including securities, that, while listed on a private securities exchange, have not actively traded.

  The Audit Committee will plan to hold four formal meetings each year. Each member of the Audit Committee will be expected to attend all of the meetings held.

  Nominating and Corporate Governance Committee

  The Nominating and Corporate Governance Committee (the "Nominating Committee") is composed of [.] (chair), [.] and [.], each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act.

  In accordance with its written charter adopted by the Board, the Nominating Committee recommends to the Board persons to be nominated by the Board for election at meetings of our stockholders, special or annual, if any, or to fill any vacancy on the Board that may arise between stockholder meetings. The Nominating Committee also makes recommendations with respect to the tenure of the directors and is responsible for overseeing an annual evaluation of the Board and its committee structure to determine whether the structure is operating effectively. The Nominating Committee will consider for nomination to the Board candidates submitted by our stockholders or from other sources it deems appropriate.

  The Nominating Committee does not plan on holding any formal meetings as of now.

  Nominating and Corporate Governance Committee

  The Compensation Committee is composed of [.] (chair), [.] and [.], each of whom is not considered an "interested person" of the Company as that term is defined in Section 2(a)(19) of the 1940 Act.

  In accordance with its written charter adopted by the Board, the Compensation Committee oversees our overall compensation strategies, plans, policies and programs, including determining the compensation for our executive officers and the amount of salary, bonus and stock-based compensation to be included in the compensation package for each of our executive officers. The Compensation Committee also assesses our compensation-related risks. The Compensation Committee has the authority to engage the services of outside advisers, experts and others as it deems necessary to assist the committee in connection with its responsibilities. The actions of the Compensation Committee are generally reviewed and ratified by the entire Board, except that employee directors do not vote with respect to their compensation.

  Indemnification Agreements

  We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements are intended to provide our directors and executive officers with the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that we will indemnify the director or executive officer who is a party to the agreement, including the advancement of legal expenses, if, by reason of his or her corporate status, such director or executive officer is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in our right, to the maximum extent permitted by Delaware law and the 1940 Act

  Investment Committee

  All investment decisions are made by our Investment Committee, whose members consist of [.], [.], [.] and [.]. The Investment Committee approves proposed investments by majority consent, which majority must include [.], in accordance with investment guidelines and procedures established by the Investment Committee. The Board oversees and monitors our investment performance.

  The compensation of each executive officer on the Investment Committee is set by the Compensation Committee. The executive officers on the Investment Committee are compensated in the form of annual salaries, annual cash bonuses and stock-based compensation. See "Executive Compensation - Named Executive Officer Compensation" and "Executive Compensation - NEO Agreements". The members of the Investment Committee serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. See "Risk Factors".

  PORTFOLIO MANAGEMENT

  As we are an internally managed fund, the day-to-day management of our investment portfolio is the responsibility of KCLP, and its investment team, which comprises a team of [.] research and investment professionals, including Mr. Khurshid, Chief Investment Officer, and [8] other professionals. Ultimately, Mr. Khurshid is principally responsible for the investment policies and implementation, and is the sole portfolio manager as he retains ultimate decision-making authority for all portfolio positions. Mr. Khurshid works closely with members of the investment team, and the other resources available to him. Currently, the team consists of [.], [.] and [.]. For more information regarding the business experience of [.], [.] and [.], see ["Management - Biographical Information"].

  Investment Personnel

  The members of our Investment Team will be employed by us and will receive compensation that includes an annual base salary, an annual individual performance bonus, and a portion of the incentive fee or carried interest earned in connection with their services.

  Below are the biographies for the Investment Committee members whose biographies are not included elsewhere in this prospectus. For more information regarding the business experience of [.], [.] and [.], see "Management - Biographical Information".

  [.]

  [.]

  [.]

  [.]

  [.]

  The table below shows the dollar range of shares of common stock that will be beneficially owned by each of the members of our Investment Committee immediately after this offering.

  Name of Investment Committee Member

  $ Range of Equity Securities in Karobaar Capital LLC. (1)(2)(3)

Name of Investment Committee Member	Dollar Range of Equity Securities in Karobaar Capital LLC. (1)(2)(3)
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]

    Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

    The dollar range of equity securities beneficially owned is based on a stock price of $[.] per share.

    The dollar range of equity securities beneficially owned are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

  Compensation of the Investment Team

  KCLP's financial arrangements with its investment team members, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on its employees. Key personnel, including most members of the investment team, receive incentive compensation in the form of a profit participation with KCLP. The senior members of the investment team are thus entirely compensated by KCLP based on the financial performance of the BDC which is a result of the overall performance by the Fund, and the Affiliated Funds, and which encourages teamwork and aligns their interests with those of investors.

  Personnel who do not have a profit participation receive a base salary and are eligible to receive additional compensation in the form of an annual bonus, as determined by the Board.

  ANTI-TAKEOVER AND OTHER PROVISIONS IN THE FUND'S GOVERNING DOCUMENTS

  The Fund presently has provisions in its Governing Documents which could have the effect of limiting, in each case, (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund's freedom to engage in certain transactions or (iii) the ability of the Fund's Trustees or shareholders to amend the Governing Documents or effectuate changes in the Fund's management. These provisions of the Governing Documents may be regarded as "anti-takeover" provisions.

  A Trustee of the Fund may be removed (i) at any time by written instrument signed by at least two-thirds of the Trustees prior to such removal or (ii) for cause by a vote of two-thirds of the outstanding shares entitled to vote at a meeting that has been called for such purpose. Under the Fund's bylaws, advance notice to the Fund of any shareholder proposal is required, potential nominees to the Board must satisfy a series of requirements relating to, among other things, potential conflicts of interest or relationships and fitness to be a Trustee of a closed-end fund in order to be nominated or elected as a Trustee and any shareholder proposing the nomination or election of a person as a Trustee must supply significant amounts of information designed to enable verification of whether such person satisfies such qualifications.

  Additionally, the Fund's bylaws provide that, with respect to any election of Trustees in which the number of persons nominated for election as Trustees exceeds the number of Trustees to be elected (i.e., a "contested election"), the affirmative vote of a majority of the shares outstanding and entitled to vote for the election of Trustees at a meeting at which a quorum is present shall be required to elect such Trustees.

  The Declaration of Trust requires a vote by holders of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class, except as described below, to authorize:

  (1) a conversion of the Fund from a closed-end fund to an open-end fund;

  (2) a merger or consolidation of the Fund with any corporation, association, trust or other organization or a reorganization of the Fund;

  (3) a sale, lease or transfer of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities); or

  (4) in certain circumstances, a termination of the Fund;

  unless such transaction has already been authorized by the affirmative vote of two-thirds of the total number of Trustees fixed in accordance with the Fund's Governing Documents and two-thirds of the Trustees who are not "interested persons" of the Fund for purposes of Section 2(a)(19) of the 1940 Act, in which case the affirmative vote of the holders of at least a majority of the Fund's Common Shares and, if issued, preferred shares outstanding at the time, voting together as a single class, would be required.

  Approval of shareholders would not be required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise whereby the Fund issues shares in connection with the acquisition of assets (including those subject to liabilities) from any other investment company or similar entity. In the case of the conversion of the Fund to an open-end fund, or in the case of any of the foregoing transactions constituting a plan of reorganization that adversely affects the holders of any outstanding preferred shares, the action in question also would require the affirmative vote of the holders of at least two-thirds of the preferred shares outstanding at the time, voting as a separate class, unless such transaction has already been authorized by the affirmative vote of two-thirds of the total number of Trustees fixed in accordance with the Fund's Governing Documents and two-thirds of the Trustees who are not "interested persons" of the Fund for purposes of Section 2(a)(19) of the 1940 Act, in which case the affirmative vote of the holders of at least a majority of the Fund's preferred shares outstanding at the time would be required.

  None of the foregoing provisions of the Declaration of Trust may be amended except by the vote of at least two-thirds of the Common Shares and preferred shares voting together as a single class The overall effect of the provisions described above is to render more difficult the accomplishment of a merger or the assumption of control by a third party and could also have the effect of depriving the Common Shareholders of opportunities to sell their shares at a premium over prevailing market prices, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. They provide, however, the advantage of potentially requiring persons seeking control of the Fund to negotiate with the Fund's Board of Trustees regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies. The voting requirements set forth above are in excess of those required under the Delaware Statutory Trust Act, which does not provide an enumerated threshold for many of the matters discussed in this section of the prospectus.

  The Fund's Board of Trustees has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Fund and its Common Shareholders.

  The Fund is organized as a Delaware statutory trust and thus is subject to the control share acquisition statute contained in the DSTA Control Share Statute. The DSTA Control Share Statute applies to any closed-end fund organized as a Delaware statutory trust and listed on a national securities exchange, such as the Fund.

  The DSTA Control Share Statute defines "control beneficial interests" (referred to as "control shares" herein) by reference to a series of voting power thresholds and provides that a holder of control shares acquired in a control share acquisition has no voting rights under the Delaware Statutory Trust Act (DSTA) or the Fund's Governing Documents with respect to the control shares acquired in the control share acquisition, except to the extent approved by the Fund's shareholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares (generally, shares held by the acquiring person and their associates and shares held by Fund insiders).

  The DSTA Control Share Statute provides for a series of voting power thresholds above which shares are considered control shares. Whether one of these thresholds of voting power is met is determined by aggregating the holdings of the acquiring person as well as those of his, her or its "associates." These thresholds are:

  10% or more, but less than 15% of all voting power;

  15% or more, but less than 20% of all voting power;

  20% or more, but less than 25% of all voting power;

  25% or more, but less than 30% of all voting power;

  30% or more, but less than a majority of all voting power; or

  a majority or more of all voting power.

  Under the DSTA Control Share Statute, once a threshold is reached, an acquirer has no voting rights with respect to shares in excess of that threshold (i.e., the control shares) until approved by a vote of shareholders, as described above, or otherwise exempted by the Fund's Board. The DSTA Control Share Statute contains a statutory process for an acquiring person to request a shareholder meeting for the purpose of considering the voting rights to be accorded control shares. An acquiring person must repeat this process at each threshold level.

  Under the DSTA Control Share Statute, an acquiring person's "associates" are broadly defined to include, among others, relatives of the acquiring person, anyone in a control relationship with the acquiring person, any investment fund or other collective investment vehicle that has the same investment adviser as the acquiring person, any investment adviser of an acquiring person that is an investment fund or other collective investment vehicle and any other person acting or intending to act jointly or in concert with the acquiring person.

  Voting power is the power (whether such power is direct or indirect or through any contract, arrangement, understanding, relationship or otherwise) to directly or indirectly exercise or direct the exercise of the voting power of shares of the Fund in the election of the Fund's Trustees (either generally or with respect to any subset, series or class of trustees, including any Trustees elected solely by a particular series or class of shares, such as the preferred shares). Thus, Fund preferred shares acquired in excess of the above thresholds would be considered control shares with respect to the preferred share class vote for two Trustees.

  The DSTA Control Share Statute requires shareholders to disclose to the Fund any control share acquisition within 10 days of such acquisition, and also permits the Fund to require a shareholder or an associate of such person to disclose the number of shares owned or with respect to which such person or an associate thereof can directly or indirectly exercise voting power. Further, the DSTA Control Share Statute requires a shareholder or an associate of such person to provide to the Fund within 10 days of receiving a request therefor from the Fund any information that the Fund's Trustees reasonably believe is necessary or desirable to determine whether a control share acquisition has occurred.

  The DSTA Control Share Statute permits the Board, through a provision in the Fund's Governing Documents or by Board action alone, to eliminate the application of the DSTA Control Share Statute to the acquisition of control shares in the Fund specifically, generally, or generally by types, as to specifically identified or unidentified existing or future beneficial owners or their affiliates or associates or as to any series or classes of shares. The DSTA Control Share Statute does not provide that the Fund can generally "opt out" of the application of the DSTA Control Share Statute; rather, specific acquisitions or classes of acquisitions may be exempted by the Board, either in advance or retroactively, but other aspects of the DSTA Control Share Statute, which are summarized above, would continue to apply. The DSTA Control Share Statute further provides that the Board of Trustees is under no obligation to grant any such exemptions.

  The foregoing is only a summary of the material terms of the DSTA Control Share Statute. Shareholders should consult their own counsel with respect to the application of the DSTA Control Share Statute to any particular circumstance. Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have held that certain control share by-laws and the opting in to certain state control share statutes are inconsistent with the 1940 Act. Additionally, in some circumstances uncertainty may also exist in how to enforce the control share restrictions contained in state control share statutes against beneficial owners who hold their shares through financial intermediaries.

  The Declaration of Trust also contains provisions regarding derivative and direct claims of shareholders. Under the Declaration of Trust, shareholders of the Fund may not bring a derivative action to enforce the right of the Fund unless certain conditions are met, including that, prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board requesting that the Board cause the Fund to file the action itself. The Declaration of Trust details information, certifications, undertakings, and acknowledgments that must be included in the demand and requires at least 10% of the shareholders of the Fund to join in bringing any derivative action. Within a reasonable time after the receipt of a shareholder demand submitted in accordance with the requirements of Delaware law and the Declaration of Trust, the independent trustees will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Fund. If the demand for derivative action has been considered by the Board, and a majority of the independent trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund (or class, as applicable), the complaining shareholders shall be barred from commencing the derivative action.

  The Declaration of Trust further provides that a group of shareholders may not bring or maintain a direct action or claim for monetary damages against the Fund or the Trustees predicated upon an express or implied right of action under the Declaration of Trust or the 1940 Act, nor shall any single shareholder, who is similarly situated to one or more other shareholders with respect to the alleged injury, have the right to bring such an action, unless shareholders who hold at least 10% of the outstanding shares of the Fund have obtained authorization from the Trustees to bring the action. The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees. A request for authorization shall be mailed to the Secretary of the Fund at the Fund's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the group of shareholders or shareholder to support the allegations made in the request. The Trustees shall consider such request within 90 days of its receipt by the Fund. In their sole discretion, the Trustees may submit the matter to a vote of shareholders of the Fund or class of shares, as appropriate. Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of shareholders, shall be made in their business judgment and shall be binding on all shareholders.

  These provisions in the Declaration of Trust regarding derivative and direct claims of shareholders do not apply to claims made under the U.S. federal securities laws.

  The Fund's bylaws also include an exclusive forum provision which states that, unless the Fund consents in writing to the selection of an alternative forum, the U.S. Federal District Courts will be the sole and exclusive forum for any suit, action or proceeding arising under any federal securities laws. The bylaws further provide that any other suit, action or proceeding (i.e., those not arising under the federal securities laws) must be brought in the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, unless the Fund consents in writing to the selection of an alternative forum. These exclusive forum provisions may increase costs for a shareholder to bring a claim or may limit a shareholder's ability to bring a claim in a judicial forum that they find convenient or favorable. Further, the enforceability of an exclusive forum provision is questionable. The Fund's bylaws also require that a shareholder's right to a jury trial be irrevocably waived to the fullest extent permitted by law in any suit, action, or proceeding brought in any such court. This waiver of a jury trial may limit a shareholder's ability to litigate a claim in a manner that is more favorable to the shareholder.

  In addition, shareholders have no authority to adopt, amend or repeal bylaws. The Trustees have authority to adopt, amend and repeal bylaws consistent with the Declaration of Trust (including to require approval by the holders of a majority of the outstanding shares for the election of Trustees).

  The Fund's Governing Documents will be on file with the SEC prior to the completion of the offering. See "Additional Information."

  CLOSED-END FUND STRUCTURE

  Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds generally list their shares for trading on a securities exchange and do not redeem their shares at the option of the shareholder. By comparison, mutual funds issue securities redeemable at net asset value at the option of the shareholder and typically engage in a continuous offering of their shares. Mutual funds are subject to continuous asset in-flows and out-flows that can complicate portfolio management, whereas closed-end funds generally can stay more fully invested in securities consistent with the closed-end fund's investment objective and policies. In addition, in comparison to open-end funds, closed-end funds have greater flexibility in their ability to make certain types of investments, including investments in illiquid securities.

  However, shares of closed-end investment companies listed for trading on a securities exchange frequently trade at a discount from net asset value but in some cases trade at a premium. The market price may be affected by trading volume of the shares, general market and economic conditions and other factors beyond the control of the closed-end fund. The foregoing factors may result in the market price of the Common Shares being greater than, less than or equal to net asset value. The Board has reviewed the structure of the Fund in light of its investment objective and policies and has determined that the closed-end structure is in the best interests of the shareholders. The Fund reserves the right, at any time to merge or reorganize with another fund, liquidate or convert into an open-end fund, in each case subject to applicable approvals by shareholders and the Fund's Board as required by law and the Fund's Governing Documents.

  In the event of conversion to an open-end fund, the Common Shares would cease to be listed on the NASDAQ Stock Exchange or other national securities exchange or market system. Shareholders of an open-end fund may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any applicable redemption charge, as might be in effect at the time of a redemption. The Fund would expect to pay all such redemption requests in cash but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end fund, it is likely that new Common Shares would be sold at net asset value plus a sales load.

  MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The following is a description of the material U.S. federal income tax consequences of owning and disposing of shares of our common stock. The discussion below provides general tax information relating to an investment in our shares, but it does not purport to be a comprehensive description of all the U.S. federal income tax considerations that may be relevant to a particular person's decision to invest in our shares. This discussion does not describe all of the tax consequences that may be relevant in light of the particular circumstances of a beneficial owner of shares, including alternative minimum tax consequences, Medicare contribution tax consequences and tax consequences applicable to beneficial owners subject to special rules, such as:

    certain financial institutions;
    regulated investment companies;
    real estate investment trusts;
    dealers or traders in securities that use a mark-to-market method of tax accounting;
    persons holding shares of our common stock as part of a straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the shares;
    U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
    entities classified as partnerships or otherwise treated as pass-through entities for U.S. federal income tax purposes;
    certain former U.S. citizens and residents and expatriated entities;
    tax-exempt entities, including an "individual retirement account" or "Roth IRA"; or
    insurance companies.

  If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our shares in light of their specific circumstances.

  The following discussion applies only to an owner of shares that (i) is treated as the beneficial owner of such shares for U.S. federal income tax purposes and (ii) holds such shares as capital assets.

  This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

  You are urged to consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

  Taxation as a Regulated Investment Company

  We intend to qualify as a regulated investment company under Subchapter M of the Code (a "RIC") in the current and future taxable years. Assuming that we so qualify and that we satisfy the distribution requirements described below, we generally will not be subject to U.S. federal income tax on income distributed in a timely manner to shareholders.

  To qualify as a RIC for any taxable year, we must, among other things, satisfy both an income test and an asset diversification test for such taxable year. Specifically, (i) at least 90% of our gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to our business of investing in such stock, securities or currencies; and net income derived from interests in "qualified publicly traded partnerships" (such income, "Qualifying RIC Income") and (ii) our holdings must be diversified so that, at the end of each quarter of such taxable year, (a) at least 50% of the value of our total assets is represented by cash and cash items, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of our total assets is invested (x) in the securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that we control and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more "qualified publicly traded partnerships." A "qualified publicly traded partnership" is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of such entity's gross income for the relevant taxable year consists of Qualifying RIC Income. Our share of income derived from a partnership other than a "qualified publicly traded partnership" will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by us.

  In order to be exempt from U.S. federal income tax on our distributed income, we must distribute to our shareholders on a timely basis at least 90% of the sum of (i) our "investment company taxable income" (determined prior to the deduction for dividends paid) and (ii) our net tax-exempt interest income for each taxable year. In general, a RIC's "investment company taxable income" for any taxable year is its taxable income, determined without regard to net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) and with certain other adjustments. Any taxable income, including any net capital gain, that we do not distribute to our shareholders in a timely manner will be subject to U.S. federal income tax at regular corporate rates.

  A RIC will be subject to a nondeductible 4% excise tax on certain amounts that we fail to distribute during each calendar year. In order to avoid this excise tax, a RIC must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ended on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether we have met this distribution requirement, (i) certain ordinary gains and losses that would otherwise be taken into account for the portion of the calendar year after October 31 will be treated as arising on January 1 of the following calendar year and (ii) we will be deemed to have distributed any income or gains on which we have paid U.S. federal income tax. Amounts distributed and reinvested pursuant to our dividend reinvestment plan will be treated as distributed for all U.S. tax purposes, including for purposes of the distribution requirement described above and the excise tax.

  If we fail to qualify as a RIC or fail to satisfy the 90% distribution requirement in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates on our taxable income, including our net capital gain, even if such income is distributed to our shareholders, and all distributions out of earnings and profits would be taxable as dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate U.S. Holders (defined below) and would constitute "qualified dividend income" for individual U.S. Holders. See "Tax Consequences to U.S. Holders - Distributions". In addition, we could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. If we fail to satisfy the income test or diversification test described above, however, we may be able to avoid losing our status as a RIC by timely curing such failure, paying a tax and/or providing notice of such failure to the U.S. Internal Revenue Service (the "IRS").

  In order to meet the distribution requirements necessary to be exempt from U.S. federal income and excise tax, we may be required to make distributions in excess of the income we actually receive in respect of our investments. In particular, we may be required to make distributions in respect of taxable income we recognize as a result of investing in OID and PIK instruments, without having actually received any amounts in respect of such taxable income.

  Tax Consequences to U.S. Holders

  The discussion in this section applies to you only if you are a U.S. Holder. A "U.S. Holder" is (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

  Distributions. Distributions of our ordinary income and net short-term capital gains will, except as described below with respect to distributions of "qualified dividend income," generally be taxable to you as ordinary income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described below), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time you have owned our shares. A distribution of an amount in excess of our current and accumulated earnings and profits will be treated as a return of capital that will be applied against and reduce your basis in our shares. If the amount of any such distribution exceeds your basis in our shares, the excess will be treated as gain from a sale or exchange of our shares.

  The ultimate tax characterization of the distributions that we make during any taxable year cannot be determined until after the end of the taxable year. As a result, it is possible that we will make total distributions during a taxable year in an amount that exceeds our current and accumulated earnings and profits.

  Distributions of our "qualified dividend income" to an individual or other non-corporate U.S. Holder will be treated as "qualified dividend income" and will therefore be taxed at rates applicable to long-term capital gains, provided that the U.S. Holder meets certain holding period and other requirements with respect to our shares and that we meet certain holding period and other requirements with respect to the underlying shares of stock. "Qualified dividend income" generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.

  Dividends distributed to a corporate U.S. Holder will qualify for the dividends-received deduction only to the extent that the dividends consist of distributions of dividends eligible for the dividends-received deduction received by us, we meet certain holding period requirements with respect to the underlying shares of stock and the U.S. Holder meets certain holding period and other requirements with respect to the underlying shares of stock. Dividends eligible for the dividends-received deduction generally are dividends from domestic corporations.

  We intend to distribute our net capital gains at least annually. If, however, we retain any net capital gains for reinvestment, we may elect to treat those net capital gains as having been distributed to our shareholders. If we make this election, you will be required to report your share of our undistributed net capital gain as long-term capital gain and will be entitled to claim your share of the U.S. federal income taxes paid by us on that undistributed net capital gain as a credit against your own U.S. federal income tax liability, if any, and to claim a refund on a properly filed U.S. federal income tax return to the extent that the credit exceeds your tax liability. In addition, you will be entitled to increase your adjusted tax basis in our shares by the difference between your share of such undistributed net capital gain and the related credit and/or refund. There can be no assurance that we will make this election if we retain all or a portion of our net capital gain for a taxable year.

  Because the tax treatment of a distribution depends upon our current and accumulated earnings and profits, a distribution received shortly after an acquisition of shares may be taxable, even though, as an economic matter, the distribution represents a return of your initial investment. Distributions will be treated in the manner described above regardless of whether paid in cash or invested in additional shares pursuant to our dividend reinvestment plan. Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months, and paid during the following January, will be treated for U.S. federal income tax purposes as having been distributed by us and received by shareholders on December 31 of the year in which declared. Shareholders will be notified annually as to the U.S. federal tax status of distributions.

  Sales and Redemptions of Shares. In general, upon the sale or other disposition of shares, you will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or other disposition and your adjusted tax basis in the relevant shares. Such gain or loss generally will be long-term capital gain or loss if your holding period for the relevant shares was more than one year on the date of the sale or other disposition. Under current law, net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) recognized by non-corporate U.S. Holders is generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

  Losses recognized by you on the sale or other disposition of shares held for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or deemed received, as discussed above) with respect to such shares. In addition, no loss will be allowed on a sale or other disposition of shares if you acquire shares (including pursuant to our dividend reinvestment plan), or enter into a contract or option to acquire shares, within 30 days before or after such sale or other disposition. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

  Under U.S. Treasury regulations, if you recognize losses with respect to shares of $2 million or more if you are an individual, or $10 million or more if you are a corporation, you must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether your treatment of the loss is proper. Certain states may have similar disclosure requirements.

  Backup Withholding and Information Reporting. Payments on our shares (including of reinvested dividends) and proceeds from a sale or other disposition of shares will be subject to information reporting unless you are an exempt recipient. You will be subject to backup withholding on all such amounts unless (i) you are an exempt recipient or (ii) you provide your correct taxpayer identification number (generally, on IRS Form W-9) and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS on a timely basis.

  Tax Consequences to Non-U.S. Holders

  The discussion in this section applies to you only if you are a Non-U.S. Holder. A "Non-U.S. Holder" is a person that, for U.S. federal income tax purposes, is a beneficial owner of shares and is a nonresident alien individual, a foreign corporation, a foreign trust or a foreign estate. The discussion below does not apply to you if you are a nonresident alien individual and are present in the United States for 183 days or more during any taxable year; a nonresident alien individual who is a former citizen or resident of the United States; an expatriated entity; a controlled foreign corporation; a passive foreign investment company; a foreign government for purposes of Section 892 of the Code or a tax-exempt organization for U.S. federal income tax purposes. You should consult your tax adviser with respect to the particular tax consequences to you of an investment in shares of our common stock.

  If the income that you derive from your investment in our shares is not "effectively connected" with a U.S. trade or business conducted by you (or, if an applicable tax treaty so provides, you do not maintain a permanent establishment in the United States to which such income is attributable), distributions of "investment company taxable income" to you (including amounts reinvested pursuant to our dividend reinvestment plan) will generally be subject to U.S. federal withholding tax at a rate of 30% (or lower rate under an applicable tax treaty). Provided that certain requirements are satisfied, this withholding tax will not be imposed on dividends paid by us to the extent that the underlying income out of which the dividends are paid consists of U.S.-source interest income or short- term capital gains that would not have been subject to U.S. withholding tax if received directly by the Non-U.S. Holder ("interest- related dividends" and "short-term capital gain dividends," respectively).

  If the income you derive from your investment in our shares is not "effectively connected" with a U.S. trade or business conducted by you (or, if an applicable tax treaty so provides, you do not maintain a permanent establishment in the United States to which such income is attributable) you will generally be exempt from U.S. federal income tax on capital gain dividends and any amounts we retain that are designated as undistributed capital gains. In addition, you will generally be exempt from U.S. federal income tax on any gains realized upon the sale or exchange of shares.

  If the income you derive from your investment in our shares is "effectively connected" with a U.S. trade or business conducted by you (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), any distributions of "investment company taxable income," any capital gain dividends, any amounts we retain that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will be subject to U.S. federal income tax, on a net income basis, at the rates applicable to U.S. Holders. If you are a corporation, you may also be subject to the U.S. branch profits tax.

  In order to qualify for the exemption from U.S. withholding on interest-related dividends, to qualify for an exemption from U.S. backup withholding (discussed below) and to qualify for a reduced rate of U.S. withholding tax on our distributions pursuant to an income tax treaty, you must generally deliver to the withholding agent a properly executed IRS form (generally, Form W-8BEN or Form W-8BEN-E, as applicable). In order to claim a refund of any Company-level taxes imposed on undistributed net capital gain, any withholding taxes or any backup withholding, you must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return, even if you would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. income tax return.

  FATCA. Under Sections 1471 through 1474 of the Code (the Foreign Account Tax Compliance Act or "FATCA"), a withholding tax at the rate of 30% will generally be imposed on payments of dividends on shares to certain foreign entities (including financial intermediaries) unless the foreign entity provides the withholding agent with certifications and other information (which may include information relating to ownership by U.S. persons of interests in, or accounts with, the foreign entity). Treasury and the IRS have issued proposed regulations that (i) provide that "withholdable payments" will not include gross proceeds from the disposition of property that can produce U.S.-source dividends or interest, as otherwise would have been the case after December 31, 2018, and (ii) state that taxpayers may rely on these provisions of the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner of shares that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the possible implications of FATCA on your investment in our shares.

  [All stockholders should consult their own tax advisors with respect to the U.S. federal income and withholding tax consequences, and state, local and non-U.S. tax consequences, of an investment in our common stock. We will not pay any additional amounts in respect to any amounts withheld.]

  CUSTODIAN, ADMINISTRATOR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

  [.] serves as the custodian of the Fund's assets pursuant to a custody agreement. Under the custody agreement, the custodian holds the Fund's assets in compliance with the 1940 Act. For its services, the custodian will receive a monthly fee based upon, among other things, the average value of the total assets of the Fund, plus certain charges for securities transactions. [.] is located at [.].

  [.] serves as the Fund's dividend disbursing agent, transfer agent and registrar for the Common Shares. [.] is located at [.].

  [.] serves as administrator to the Fund. Pursuant to an administration agreement, [.] is responsible for providing administrative services to the Fund. For the services, the Fund pays [.] a fee, accrued daily and paid monthly, at the annual rate equal to [.]% of the first $[.] in [NAV], [.]% of the next $[.] in [NAV], [.]% of the next $[.] in [NAV], and [.]% of [NAV] above $[.].

  [.] also serves as fund accounting agent to the Fund. Pursuant to a fund accounting agreement, [.] performs certain accounting services. For the services, the Fund pays [.] a fee, accrued daily and paid monthly, at the annual rate equal to [ ]% of the first $[.] in average daily Net Assets, [.]% of the next $[.] in average daily Net Assets, [.]% of the next $[.] in [NAV], and [.]% of [NAV] above $[.], subject to a minimum fee of $[.] per year, and reimburses [.] for certain out-of-pocket expenses.

  LEGAL MATTERS

  Certain legal matters in connection with the securities offered by this prospectus will be passed upon for us by Forty Act Consulting, LLC 200 S 21st St., STE 400A, Lincoln, NE 68510. Certain legal matters related to the offering will be passed upon for the underwriters by [.].

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  [.] has been engaged as the Fund's Independent Registered Public Accounting Firm.

  ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and our securities being offered by this prospectus.

  We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

  BROKERAGE ALLOCATION AND OTHER PRACTICES

  Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Investment Team will primarily be responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. We do not execute transactions through any particular broker or dealer but seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While we will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. [Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided.

  ADMINISTRATION AGREEMENT

  We have entered into an Administration Agreement with KCLP, under which KCLP will provide administrative services for us, including office facilities and equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the Administration Agreement, KCLP also will perform, or oversee the performance of, our required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, KCLP will assist us in determining and publishing our NAV, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. In addition, pursuant to the terms of the Administration Agreement, KCLP may delegate its obligations under the Administration Agreement to an affiliate or to a third-party and we will reimburse KCLP for any services performed for it by such affiliate or third-party.

  For providing these services, facilities and personnel, we will reimburse KCLP the allocable portion of overhead and other expenses incurred by KCLP in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our CFO and CCO and their staffs (based on the percentage of time those individuals devote, on an estimated basis, to our business and affairs). The Administration Agreement also provides that we shall reimburse KCLP for certain organization costs incurred prior to the commencement of our operations, and for certain offering costs. Such reimbursement is at cost, with no profit to, or markup by, KCLP. Our allocable portion of KCLP's costs will be determined based upon costs attributable to our operations versus costs attributable to the operations of other entities for which KCLP provides administrative services. KCLP may also provide on our behalf managerial assistance to our portfolio companies.

  The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, KCLP and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of services under the Administration Agreement or otherwise as administrator for us.

  Unless earlier terminated as described below, the Administration Agreement will remain in effect from year to year if approved annually by (1) the vote of the Board of Directors, or by the vote of a majority of its outstanding voting securities, and (2) the vote of a majority of our directors who are not "interested persons" of us, of the Adviser or of any of their respective affiliates, as defined in the 1940 Act. The Administration Agreement may be terminated at any time, without the payment of any penalty, on 60 days' written notice, by the vote of a majority of our outstanding voting securities, or by the vote of the Board of Directors or by the Adviser.

  DESCRIPTION OF OUR CAPITAL STOCK

  The following description summarizes material provisions of the Delaware General Corporation Law (the "DGCL") and our charter and bylaws. This summary is not necessarily complete, and we refer you to the DGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

  Capital Stock

  Under the terms of our charter, our authorized stock consists solely of [.] shares of stock, $[.] par value per share, all of which are initially designated as common stock.

  As permitted by the DGCL, our charter provides that a majority of the entire Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Our charter also provides that the Board of Directors may classify or reclassify any unissued shares of stock into one or more classes or series of stock, including preferred stock.

  Common Stock

  None of our shares of common stock are subject to further calls or to assessments, sinking fund provisions, obligations or potential liabilities associated with ownership of the security (not including investment risks).

  Our common stock has been approved for listing on the [.] under the ticker symbol "[.]". No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally will not be personally liable for our debts or obligations.

  All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights, generally have no appraisal rights, and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

  Preferred Stock

  Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing stockholders. Under the terms of our charter, our Board of Directors is authorized to issue preferred stock in one or more classes or series without stockholder approval. Prior to issuance of any other class or series of stock, the Board of Directors is required by the DGCL and our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring, or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of our common stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to two-thirds of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock, if any, would vote as a separate class from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. We do not, however, currently have any plans to issue preferred stock.

  Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

  Delaware law permits a Delaware corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our charter contains such a provision that eliminates directors' and officers' liability to the maximum extent permitted by Delaware law, subject to the requirements of the 1940 Act.

  Delaware law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Delaware law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Delaware law, a Delaware corporation may not indemnify a director or officer in a suit by the corporation or in its right in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that a personal benefit was improperly received, is limited to expenses. In addition, Delaware law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

  Our charter obligates us, to the maximum extent permitted by Delaware law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, limited liability company, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee, or agent, who is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as such, and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws permit us to indemnify and advance expenses to employees and agents who are not officers or directors to the extent permissible under the DGCL and the 1940 Act and as may be determined by our Board of Directors. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

  Provisions of the Delaware General Corporation Law and Our Charter and Bylaws

  Provisions of the DGCL and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock. The DGCL, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of us or the removal of our directors. In addition to the matters described below, we have adopted other measures pursuant to the DGCL, some of which are described above, that may make it difficult for a third-party to obtain control of us, including provisions of our charter authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders

  These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

  Classified Board of Directors

  Our Board of Directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. A classified board of directors may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

  Election of Directors

  Our charter provides that the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote in the election of directors will be required to elect a director, unless our bylaws provide otherwise. Our bylaws provide that the affirmative vote of a plurality of the votes cast in the election of directors at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director, unless there is a contested election, in which case a director will be elected only if the director receives a majority of the votes entitled to be cast for that director. Our Board of Directors has the exclusive right to amend the bylaws to alter the vote required to elect directors.

  Number of Directors; Vacancies; Removal

  Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than 15. Pursuant to Section 3-802(b) of the DGCL, we have elected in our charter to be subject to Section 3-804(c) of the DGCL regarding the filling of vacancies on the Board of Directors. Accordingly, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

  Our charter provides that, subject to the rights of holders of preferred stock, a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least 80% of the votes entitled to be cast generally in the election of directors.

  Action by Stockholders

  Under the DGCL, unless a corporation's charter provides otherwise (which our charter does not) stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder - requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

  Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the Board of Directors or (3) by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (1) by or at the direction of the Board of Directors or (2) provided that the special meeting has been properly called for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our Board of Directors for the purpose of determining stockholders entitled to vote at the meeting, at the time of giving notice as provided for in our bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

  The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third- party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

  Calling of Special Meetings of Stockholders

  Our bylaws provide that special meetings of stockholders may be called by our Board of Directors, the Chairperson of the Board of Directors, and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

  Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

  Under Delaware law, a Delaware corporation generally cannot dissolve, amend its charter, merge, convert to another form of entity, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Delaware corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter if such action is declared advisable by the Board of Directors.

  However, our charter provides that approval of the following matters requires the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter:

  a) amendments to the provisions of our charter relating to our purpose, the classification of our Board of Directors, the power of our Board of Directors to fix the number of directors and to fill vacancies on our Board of Directors, the vote required to elect or remove a director, amendments to our charter, extraordinary transactions, and our Board of Directors' exclusive power to amend our bylaws;

  b) charter amendments that would convert us from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the 1940 Act);

  c) our liquidation or dissolution or any amendment to our charter to effect any such liquidation or dissolution;

  d) any merger, consolidation, conversion, share exchange, or sale or exchange of all or substantially all of our assets;

  e) transaction between us and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of our directors generally, or any person controlling, controlled by, or under common control with, employed by or acting as an agent of, any such person or member of such group; or

  f) issuance or transfer by the Company (in one transaction or a series of transactions in any 12-month period) of any securities of the Company to any other person in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value (as determined by the Board of Directors) of $1,000,000 or more excluding (i) issuances or transfers of debt securities of the Company, (ii) sales of any securities of the Company in connection with a public offering, (iii) issuances of any securities of the Company pursuant to a dividend reinvestment plan and/or cash purchase plan adopted by the Company, (iv) issuances of any securities of the Company upon the exercise of any stock subscription rights distributed by the Company and (v) portfolio transactions effected by the Company in the ordinary course of business.

  However, if such amendment, proposal, or transaction is approved by at least two-thirds of our continuing directors (in addition to approval by our Board of Directors), such amendment, proposal, or transactions may be approved by a majority of the votes entitled to be cast on such a matter, except that any of the proposals or transactions contemplated by paragraphs (d), (e) or (f) above that would not otherwise require stockholder approval under the DGCL will not require further stockholder approval unless another provision of our charter requires such approval. In either event, in accordance with the requirements of the 1940 Act, any such amendment, proposal, or transaction that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a BDC would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The "continuing directors" are defined in our charter as (1) our current directors as named therein, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of such named directors then on the Board of Directors, or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or successor continuing directors then in office. The holders of any preferred stock outstanding would have a separate class vote on any conversion to an open-end company.

  Our charter and bylaws provide that the Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

  No Appraisal Rights

  Except with respect to appraisal rights arising in connection with the Delaware Control Share Acquisition Act discussed below, as permitted by the DGCL, our charter provides that stockholders will not be entitled to exercise appraisal rights unless the Board of Directors, upon the affirmative vote of a majority of the entire Board of Directors, shall determine that such rights shall apply.

  Control Share Acquisitions

  We are subject to Subtitle 7 of Title 3 of the DGCL, the "Delaware Control Share Acquisition Act." The Delaware Control Share Acquisition Act provides that control shares of a Delaware corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

    one-tenth or more but less than one-third;
    one-third or more but less than a majority; or
    a majority or more of all voting power.

  In general, the requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above or increases its ownership within one of the tiers for which stockholder approval was previously obtained. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of the shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

  The Delaware Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

  Business Combinations

  We are subject to Subtitle 6 of Title 3 of the DGCL, the "Delaware Business Combination Act," subject to any applicable requirements of the 1940 Act. Pursuant to the Delaware Business Combination Act, certain "business combinations" between a Delaware corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Such "business combinations" include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

    any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or
    an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

  A person is not an interested stockholder under this statute if the corporation's board of directors approves in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

  After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the corporation's board of directors and approved by the affirmative vote of at least:

    80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
    two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

  These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Delaware law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

  The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not "interested persons," as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating such a transaction.

  Subtitle 8 Title 3 of the Delaware General Corporation Law

  We are subject to Subtitle 8 of Title 3 of the DGCL. Subtitle 8 permits Delaware corporations with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions: a classified board; a two-thirds stockholder vote requirement for removing a director; a requirement that the number of directors may be fixed only by vote of the directors; a requirement that a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and that the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders. Through provisions in our charter and bylaws, some unrelated to Subtitle 8, we already include provisions classifying our Board of Directors in three classes serving staggered three-year terms; require the affirmative vote of the holders of not less than 80% of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal is allowed only for cause; vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and fill vacancies for the remainder of the full term of the class of directors in which the vacancy occurred; and require the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a stockholder-initiated special meeting.

  Forum Selection Clause

  Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any Internal Corporate Claim, as such term is defined in the DGCL, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers, employees or other agents to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers, employees or other agents arising pursuant to any provision of the DGCL or our charter or bylaws, or (e) any other action asserting a claim against us or any of our directors, officers, employees or other agents that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Delaware, or, if that court does not have jurisdiction, the United States District Court for the District of Delaware, Northern Division. Notwithstanding the foregoing, this provision does not apply to claims arising under the federal securities laws, or any other claim for which the federal courts have exclusive jurisdiction.

  Any investor purchasing or otherwise acquiring our shares is deemed to have notice of and consented to the exclusive forum selection provision. The provision may increase costs for a shareholder to bring a claim and may discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. It is also possible that a court could rule that the provision is inapplicable or unenforceable.

  Waiver of Corporate Opportunity Doctrine

  Our charter provides that we, by resolution of our Board of Directors, may renounce any interest or expectancy of ours in (or in being offered an opportunity to participate in) business opportunities that are presented to us or developed by or presented to one of more of our directors or officers.

  Conflict with the 1940 Act

  Our bylaws provide that, if and to the extent that any provision of the DGCL, including the Delaware Control Share Acquisition Act and the Delaware Business Combination Act, or any provision of our charter or bylaws, conflicts with any provision of the 1940 Act, or the rules, regulations, or guidance of the SEC or its staff thereunder, the applicable provision of the 1940 Act or the rules, regulations, or guidance of the SEC or its staff thereunder will control.

  REGULATION

  Business Development Company Regulations

  We intend to elect to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than "interested persons," as that term is defined in the 1940 Act.

  In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

  As a BDC, we will not generally be permitted to invest in any portfolio company in which members of our Investment Team or Board, currently have an investment or to make any co-investments, without an exemptive order from the SEC. KCLP expects to submit an exemptive application to the SEC to permit us to co-invest with other funds managed by KCLP or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. There can be no assurance that any such exemptive order will be obtained.

  Qualifying Assets

  Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our business are any of the following:

    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

      is organized under the laws of, and has its principal place of business in, the United States;

      is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

      satisfies any of the following:

        does not have any class of securities that is traded on a national securities exchange;

        has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non- voting common equity of less than $250 million;

        is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

        is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

    Securities of any eligible portfolio company that we control.

    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

    Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

    Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

  In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

  Control, as defined by the 1940 Act, is presumed to exist where a BDC beneficially owns more than 25% of the outstanding voting securities of the portfolio company but may exist in other circumstances based on the facts and circumstances.

  The regulations defining qualifying assets may change over time. The Company may adjust its investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions.

  Managerial Assistance to Portfolio Companies

  In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

  Temporary Investments

  Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement (which is substantially similar to a secured loan) involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

  Senior Securities

  We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. However, legislation enacted in March 2018 has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150% if certain requirements are met. The reduced asset coverage requirement would permit a BDC to double the amount of leverage it can incur. For example, under a 150% asset coverage ratio a BDC may borrow $2 for investment purposes of every $1 of investor equity whereas under a 200% asset coverage ratio a BDC may borrow only $1 for investment purposes for every $1 of investor equity.

  In addition, while any senior securities remain outstanding, we may be prohibited from making distributions to our stockholders or repurchasing such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "Risk Factors - Risks Relating to Our Business and Structure". Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth. If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

  Common Stock

  We will not generally be able to issue and sell our common stock at a price below NAV per share. We will, however, be able to sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our Board of Directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our Board of Directors, closely approximates the market value of such securities (less any distributing commission or discount). We may also make rights offerings to our stockholders at prices per share less than the NAV per share, subject to applicable requirements of the 1940 Act. See "Risk Factors - Risks Relating to Our Business and Structure". Regulations that will govern our operation as a BDC and RIC may affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

  Code of Ethics

  We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 of the Advisers Act. These codes establish procedures for personal investments and restrict certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. The codes of ethics are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov and are available at our corporate governance webpage at http://www.[.].com.

  Compliance Policies and Procedures

  We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our CCO is responsible for administering these policies and procedures.

  Other

  We will be subject to periodic examination by the SEC for compliance with the 1940 Act.

  None of our investment policies are fundamental, and thus may be changed without stockholder approval.

  We will be required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we will be prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

  Securities Exchange Act and Sarbanes-Oxley Act Compliance

  We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. For example:

    pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;
    pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and
    pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. When we are no longer an emerging growth company under the JOBS Act, our independent registered public accounting firm will be required to audit our internal control over financial reporting.

  The Sarbanes-Oxley Act will require us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take any and all actions necessary to ensure that we are in compliance therewith.

  The Nasdaq Corporate Governance Regulations

  The Nasdaq Stock Market has adopted corporate governance regulations that listed companies must comply with. We shall be in compliance with such corporate governance regulations applicable to BDCs.

  UNDERWRITING

  We are offering the shares of our common stock described in this prospectus through the underwriters named below. [ ] are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
[.]	[.]
[.]	[.]
[.]	[.]
[.]	[.]
Total	[.]

  The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

  Our common stock is offered subject to a number of conditions, including:

    receipt and acceptance of our common stock by the underwriters; and
    the underwriters' right to reject orders in whole or in part.

  We have been advised by the representatives that certain of the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

  In connection with this offering, certain of the underwriters may distribute prospectuses electronically.

  Over-allotment Option

  We have granted the underwriters an over-allotment option to buy up to an aggregate of [.] additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have thirty days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

  Commissions and Discounts

  Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[.] per share from the initial public offering price.

  Sales of shares made outside the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

  The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

  The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to [.] additional shares.

	No exercise	Full exercise
Per share	$[.]	$[.]
Total	$[.]	$[.]

  We estimate that the total expenses of this offering (including up to $[.] in reimbursement of underwriters' counsel expenses), not including the underwriting discounts and commissions, will be approximately $[.].

  Lock-up Agreements

  We and our officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of [.] offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, [.] may, in their sole discretion, release some or all of the securities from these lock-up agreements.

  Listing

  We have applied to have our common stock listed on the Nasdaq Exchange under the symbol "[.]."

  Price Stabilizations and Short Positions

  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

    stabilizing transactions;
    short sales;
    purchases to cover positions created by short sales;
    imposition of penalty bids; and
    syndicate covering transactions.

  Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

  The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

  As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the [.], in the over-the-counter market or otherwise.

  Determination of Offering Price

  Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters.

  Additional Compensation to Underwriters

  Certain of the underwriters and their affiliates may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions. [Certain affiliates of the underwriters have provided, and may from time to time provide, certain services to, serve as lenders to or hold equity in [.]. For example, affiliates of [.] serve as lenders to [.], and an affiliate of [.] serves as [.] for certain of [.] debt securities. [.] must pay one-time fees and annual fees in connection with such arrangements.]

  Delivery

  The underwriters may make prospectuses available in electronic format. A prospectus in electronic format may be made available on the website maintained by any of the underwriters, and underwriters may distribute such prospectuses electronically. The underwriters may agree with us to allocate a limited number of shares for sale to their online brokerage customers. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The addresses of the underwriters are: [.].

  PRIVACY NOTICE

  We are committed to protecting your privacy. This privacy notice explains the privacy policies of Karobaar Capital LLC. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Karobaar Capital LLC.

  We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

  We do not share this information with any non-affiliated third-party except as described below.

    Authorized Employees. It is our policy that only authorized employees who need to know your personal information will have access to it.
    Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.
    Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

  AVAILABLE INFORMATION

  We will file with, and submit to, the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our securities offered by this prospectus. The registration statement contains additional information about us and our securities being offered by this prospectus.

  We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  The Company's executive officers and directors serve or may serve as officers, directors, or managers of entities that operate in a line of business similar to the Company's, including new entities that may be formed in the future. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Company or the Company's stockholders.

  The 1940 Act prohibits the Company from participating in certain negotiated co-investments with certain affiliates unless it receives an order from the SEC permitting it to do so. As a BDC, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of the Board of Directors, including its independent directors, and, in some cases, the SEC. The affiliates with which the Company may be prohibited from transacting include its officers, directors, and employees and any person controlling or under common control with the Company, subject to certain exceptions.

  In the ordinary course of business, the Company may enter into transactions with portfolio companies that may be considered related party transactions. To ensure that the Company does not engage in any prohibited transactions with any persons affiliated with the Company, the Company has implemented certain written policies and procedures whereby the Company's executive officers screen each of the Company's transactions for any possible affiliations between the proposed portfolio investment, the Company, companies controlled by the Company and the Company's executive officers and directors. If such affiliations are found to exist, we seek Board of Directors and/or appropriate Board of Directors committee review and approval or exemptive relief for such transactions, as appropriate.

  In the ordinary course of business, the Company may enter into transactions with portfolio companies that may be considered related party transactions. To ensure that the Company does not engage in any prohibited transactions with any persons affiliated with the Company, the Company has implemented certain written policies and procedures whereby the Company's executive officers screen each of the Company's transactions for any possible affiliations between the proposed portfolio investment, the Company, companies controlled by the Company, and the Company's executive officers and directors.

  We have adopted a code of ethics which applies to, among others, our senior officers, including our Chief Executive Officer and Chief Financial Officer, as well as all of our officers, directors and employees. Our officers and directors also remain subject to the fiduciary obligations imposed by both the 1940 Act and applicable state corporate law. Our code of ethics requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual's personal interests and our interests. Pursuant to our code of ethics, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to our Chief Compliance Officer. Our Board of Directors is charged with approving any waivers under our code of ethics. As required by the Nasdaq corporate governance listing standards, the Audit Committee of our Board of Directors is also required to review and approve any transactions with related parties (as such term is defined in Item 404 of Regulation S-K).

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and the State of Illinois, on the 2nd day of September, 2024.

Karobaar Capital, LLC.

By:	/s/ Haris Khurshid
	Name:	Haris Khurshid
	Title:	Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following person in the capacity set forth below on September 2, 2024.

Signature	Title	Date

/s/ Haris Khurshid	Chief Executive Officer	September 2, 2024
Haris Khurshid